================================================================================

   AS FURNISHED TO THE SECURITIES AND EXCHANGE COMMISSION ON NOVEMBER 9, 1998

                       SECURITIES AND EXCHANGE COMMISSION

                              WASHINGTON, DC 20549

                          ----------------------------

                                 SCHEDULE 13E-3

                        RULE 13e-3 TRANSACTION STATEMENT
     (PURSUANT TO SECTION 13(E) OF THE SECURITIES AND EXCHANGE ACT OF 1934)

                    ENSTAR INCOME/GROWTH PROGRAM SIX-B, L.P.

                              (NAME OF THE ISSUER)

                    ENSTAR INCOME/GROWTH PROGRAM SIX-B, L.P.
              FALCON CABLEVISION, A CALIFORNIA LIMITED PARTNERSHIP
               FALCON TELECABLE, A CALIFORNIA LIMITED PARTNERSHIP

                      (NAME OF PERSON(S) FILING STATEMENT)

                      UNITS OF LIMITED PARTNERSHIP INTEREST

                         (TITLE OF CLASS OF SECURITIES)

                                      NONE

                      (CUSIP NUMBER OF CLASS OF SECURITIES)

       STANLEY S. ITSKOWITCH, ESQ.                   JAMES P. BEAUBIEN, ESQ.
       FALCON HOLDING GROUP, INC.                       LATHAM & WATKINS
    10900 WILSHIRE BLVD. -15TH FLOOR           633 WEST FIFTH STREET, SUITE 4000
      LOS ANGELES, CALIFORNIA 90024               LOS ANGELES, CALIFORNIA 90071
             (310) 824-9990                              (213) 485-1234

          (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSONS AUTHORIZED TO
   RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF PERSON(S) FILING STATEMENT)

         This statement is filed in connection with (check the appropriate box):

         a.  [x]     The filing of solicitation materials or an information
                     statement subject to Regulation 14A, Regulation 14C, or Rule 13e-3(c) under the Securities Exchange Act of 1934.

         b.  [ ]     The filing of a registration statement under the Securities
                     Act of 1933.

         c.  [ ]     A tender offer.

         d.  [ ]     None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies. [x]

                            CALCULATION OF FILING FEE

-------------------------------------------------------------------------------
TRANSACTION VALUATION*                                 AMOUNT OF FILING FEE
-------------------------------------------------------------------------------
$10,473,200.........................................          $2,095
-------------------------------------------------------------------------------

*  For purposes of calculating fee only.

Based on the aggregate cash to be received by the Issuer from the proposed sale of assets, which the Issuer believes will be $10,473,200, multiplied by 1/50th of one percent (1%).

[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount previously paid:  $2,095

Form or Registration No.:  Preliminary Proxy Statement filed on Schedule 14A

Filing Party:  Enstar Income/Growth Program Six-B, L.P.

Date filed:  November 9, 1998

================================================================================

         This Rule 13e-3 Transaction Statement on Schedule 13E-3 (this "Statement") is being filed with the Securities and Exchange Commission in connection with the proposed sale of substantially all of the assets of Enstar Income/Growth Program Six-B, L.P., a Georgia limited partnership (the "Partnership"), to Falcon Cablevision, a California limited partnership, and Falcon Telecable, a California limited partnership, each of which is an affiliate of the Partnership. A Preliminary Consent Solicitation Statement on
Schedule 14A (the "Consent Solicitation Statement") relating to the proposed sale has been filed by the Partnership with the Securities and Exchange Commission contemporaneously herewith.

         The following Cross Reference Sheet is supplied pursuant to General Instruction F to Schedule 13E-3 and shows the location in the Consent Solicitation Statement of the information required to be included in response to the items of this Statement. The information in the Consent Solicitation Statement is hereby expressly incorporated herein by reference in answer to the items in this Statement, and the Cross Reference Sheet set forth below shows the location in the Consent Solicitation Statement of the information required to be included in response to the items of this Statement. Capitalized terms used herein and not otherwise defined shall have the meanings ascribed to such terms in the Consent Solicitation Statement. The Consent Solicitation Statement will be completed and, if applicable, amended, prior to the time it is first sent or given to the limited partners of the Partnership. This Statement will be amended to reflect such completion or amendment of the Consent Solicitation Statement.

                              CROSS-REFERENCE SHEET

ITEM NO.         SECTION TITLE(S) IN SOLICITATION MATERIALS                                              PAGE(S)
ITEM 1           ISSUER AND CLASS OF SECURITY SUBJECT TO THE TRANSACTION

(a)              COVER PAGE OF THE CONSENT SOLICITATION STATEMENT; SUMMARY--
                 The Partnership                                                                           1, 6

(b)              COVER PAGE OF THE CONSENT SOLICITATION STATEMENT; SUMMARY--Action by
                 Written Consent; VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF                        1, 6, 23

(c)              MARKET PRICES OF UNITS; DISTRIBUTIONS TO UNITHOLDERS                                     22, 23

(d)              QUESTIONS AND ANSWERS ABOUT THE LIQUIDATION PLAN; SPECIAL
                 FACTORS--Recommendation of the General Partner; Fairness of the
                 Liquidation Plan; DISTRIBUTIONS TO UNITHOLDERS                                          3, 17, 23

(e)              Not applicable.

(f)              Not applicable.

ITEM 2           IDENTITY AND BACKGROUND

                 SUMMARY -- The Partnership

                 Enstar Communications Corporation and Robert T. Graff, Jr. are the general partners of the Partnership. In 1988, Mr. Graff and certain other individuals sold Enstar Communications
                 Corporation to Cablevision and, since that time, Mr. Graff has had no involvement in the operations or management of the Partnership and its cable systems.

(a)              IDENTITY AND BACKGROUND OF CERTAIN PERSONS                                                 23

(b)              IDENTITY AND BACKGROUND OF CERTAIN PERSONS                                                 23

ITEM NO.         SECTION TITLE(S) IN SOLICITATION MATERIALS                                              PAGE(S)
(c)              IDENTITY AND BACKGROUND OF CERTAIN PERSONS                                                 23

(d)              IDENTITY AND BACKGROUND OF CERTAIN PERSONS                                                 23

(e)              Not applicable.

(f)              Not applicable.

(g)              IDENTITY AND BACKGROUND OF CERTAIN PERSONS                                                 23

ITEM 3           PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS

(a)              SPECIAL FACTORS--Background of the Proposed Sale of the Assets,                         10, 11, 12
                 --Certain Conflicts of Interest, --The Purchase Agreement

(b)              SPECIAL FACTORS--Background of Proposed Sale of the Assets                                  10

ITEM 4           TERMS OF THE TRANSACTION

(a)              QUESTIONS AND ANSWERS ABOUT THE LIQUIDATION PLAN;
                 SUMMARY--Action by written consent, --the Liquidation Plan;
                 SPECIAL FACTORS--The Purchase Agreement, --Closing of the                                   3, 6
                 Sale, --Amendment to the Partnership Agreement, --Liquidation                           12, 13, 19, 20

(b)              Not applicable.

ITEM 5           PLANS OR PROPOSALS OF THE ISSUER OR AFFILIATE

(a)              Not applicable.

(b)              Not applicable.

(c)              Not applicable.

(d)              Not applicable.

(e)              Not applicable.

(f)              Not applicable.

(g)              Not applicable.

ITEM 6           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

(a)              COVER PAGE OF THE CONSENT SOLICITATION STATEMENT; SPECIAL FACTORS--The
                 Purchase Agreement, --Use of Proceeds and Cash Distributions,
                --Liquidation                                                                         1, 12, 16, 20

ITEM NO.         SECTION TITLE(S) IN SOLICITATION MATERIALS                                              PAGE(S)
(b)              COVER PAGE OF THE CONSENT SOLICITATION; SPECIAL FACTORS--Use of
                 Proceeds and Cash Distributions                                                          1, 16

(c)              SPECIAL FACTORS--The Purchase Agreement                                                    12

(d)              Not applicable.

ITEM 7           PURPOSE(S), ALTERNATIVES, REASONS AND EFFECTS

(a)              SUMMARY--Action by Written Consent; SPECIAL FACTORS--Background of
                 Proposed Sale of the Assets                                                              6, 10

(b)              SUMMARY--The Liquidation Plan; SPECIAL FACTORS--Background of Proposed                   6, 10
                 Sale of the Assets

(c)              COVER PAGE OF THE CONSENT SOLICITATION STATEMENT; SPECIAL
                 FACTORS--Background of Proposed Sale of the Assets,
                 --Recommendation of the General Partners; Fairness of the
                 Liquidation Plan, --Amendment to Partnership Agreement                                 1, 10, 17,
                                                                                                            19

(d)              COVER PAGE OF THE CONSENT SOLICITATION STATEMENT;
                 SUMMARY--Action by Written Consent, --The Liquidation Plan;
                 SPECIAL FACTORS--Background of Proposed Sale of the Assets,
                 --Certain Conflicts of Interest, --Use of
                 Proceeds and Cash Distributions,--Federal Income Tax Consequences of                   1, 6,  10,
                 the Liquidation Plan                                                                   11, 16, 20

ITEM 8           FAIRNESS OF THE TRANSACTION

(a)              QUESTIONS AND ANSWERS ABOUT THE LIQUIDATION PLAN; SPECIAL
                 FACTORS--Opinion of HPC Puckett, --Recommendation of the General
                 Partner; Fairness of the Liquidation Plan                                              3, 14, 17

(b)              QUESTIONS AND ANSWERS ABOUT THE LIQUIDATION PLAN; SPECIAL
                 FACTORS--Opinion of HPC Puckett, --Recommendation of the General
                 Partner; Fairness of the Liquidation Plan                                              3, 14, 17

(c)              COVER PAGE OF THE CONSENT SOLICITATION STATEMENT; QUESTIONS AND
                 ANSWERS ABOUT THE LIQUIDATION PLAN; SUMMARY--Action by Written
                 Consent; SPECIAL FACTORS--Background of Proposed Sale of the
                 Assets, --Amendment to the Partnership Agreement                                    1, 3, 6, 10, 19

(d)              SPECIAL FACTORS--Certain Conflicts of Interest, --Recommendation of the
                 General Partners; Fairness of the Liquidation Plan                                       11, 17

ITEM NO.         SECTION TITLE(S) IN SOLICITATION MATERIALS                                              PAGE(S)
(e)              SPECIAL FACTORS--Recommendation of the General Partners; Fairness of
                 the Liquidation Plan                                                                       17

(f)              SUMMARY--The Liquidation Plan; SPECIAL FACTORS--Background of Proposed
                 Sale of the Assets, --Recommendation of the General Partner; Fairness
                 of the Liquidation Plan                                                                6, 10, 17

ITEM 9           REPORTS, OPINIONS, APPRAISALS AND CERTAIN NEGOTIATIONS

(a)              SPECIAL FACTORS--Opinion of HPC Puckett                                                     14

(b)              SPECIAL FACTORS--Opinion of HPC Puckett                                                     14

(c)              SPECIAL FACTORS--Opinion of HPC Puckett                                                     14

ITEM 10          INTEREST IN SECURITIES OF THE ISSUER
(a)              SUMMARY--The Liquidation Plan; VOTING SECURITIES AND PRINCIPAL HOLDERS                    6, 23
                 THEREOF

(b)              Not applicable.

ITEM 11          CONTRACTS, ARRANGEMENTS OR UNDERSTANDINGS WITH RESPECT TO THE ISSUER'S
                 SECURITIES

                 Not applicable.

ITEM 12          PRESENT INTENTION AND RECOMMENDATION OF CERTAIN PERSONS WITH REGARD TO THE
                 TRANSACTION

(a)              SUMMARY--The Liquidation Plan; VOTING SECURITIES AND PRINCIPAL HOLDERS
                 THEREOF                                                                                  6, 23

(b)              COVER PAGE OF THE CONSENT SOLICITATION STATEMENT; SUMMARY--The
                 Liquidation Plan; SPECIAL FACTORS--Recommendation of the
                 General Partner; Fairness of the Liquidation Plan; VOTING                              1, 6, 17,
                 SECURITIES AND PRINCIPAL HOLDERS THEREOF                                                   23

ITEM 13          OTHER PROVISIONS OF THE TRANSACTION

(a)              COVER PAGE OF THE CONSENT SOLICITATION STATEMENT; QUESTIONS AND
                 ANSWERS ABOUT THE LIQUIDATION PLAN; SUMMARY--The Liquidation
                 Plan; SPECIAL FACTORS--No Appraisal Rights                                             1, 3, 6, 22

(b)              AVAILABLE INFORMATION                                                                      27

ITEM NO.         SECTION TITLE(S) IN SOLICITATION MATERIALS                                              PAGE(S)
(c)              Not applicable.

ITEM 14          FINANCIAL INFORMATION

(a)(1-2)         SELECTED HISTORICAL FINANCIAL DATA; Exhibits C and D to the Consent                        9
                 Solicitation Statement

(a)(3)           Not applicable.

(a)(4)           SELECTED HISTORICAL FINANCIAL DATA; Exhibits C and D to the Consent                        9
                 Solicitation Statement

(b) After the Rule 13e-3 transaction, the Issuer will have liquidated its assets and dissolved.

ITEM 15          PERSONS AND ASSETS EMPLOYED, RETAINED OR UTILIZED

(a) Certain executive officers of FHGLP may engage in solicitation activities in connection with the Rule 13e-3 transaction.

(b)              COVER PAGE OF THE CONSENT SOLICITATION STATEMENT                                           1

ITEM 16          ADDITIONAL INFORMATION

                 Not applicable.

ITEM 17          MATERIAL TO BE FILED AS EXHIBITS

(a) Credit Agreement, dated as of June 30, 1998, by and among BankBoston, N.A., The Chase Manhattan Bank, NationsBank, N.A.,
                 Toronto Dominion (Texas) Inc., Bank of America, N.T. & S.A. and other lenders signatory thereto(1)

(b)-1            Opinion of HPC Puckett & Company (attached to the Consent Solicitation Statement as Exhibit B thereto)(2)

(b)-2            Valuation and Appraisal of the Assets of Enstar Income/Growth Program
                 Six-B, L.P. by HPC Puckett & Company

(c)              Not applicable.

(d)              Preliminary copies of: LETTER TO UNITHOLDERS; NOTICE TO UNITHOLDERS;
                 CONSENT SOLICITATION STATEMENT; CONSENT CARD(2)

ITEM NO.         SECTION TITLE(S) IN SOLICITATION MATERIALS                                              PAGE(S)
(e)              Not applicable.

(f)              Not applicable.

------------

(1) Incorporated by reference to the exhibits to the Registration Statement on Form S-4 of FHGLP and Falcon Funding Corporation, Registration No. 333-55755.

(2) Incorporated by reference to the Preliminary Consent Solicitation Statement on Schedule 14A filed with the Securities and Exchange Commission by Enstar Income/Growth Program Six-B, L.P. on the date hereof.

                                    SIGNATURE

     After due inquiry and to the best of our knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                     Dated: November 9, 1998

                                     ENSTAR INCOME/GROWTH PROGRAM SIX-B, L.P.

                                     By: Enstar Communications Corporation
                                         General Partner

                                     By: MICHAEL K. MENEREY
                                         -------------------------------------
                                         Michael K. Menerey
                                         Executive Vice President, Chief
                                         Financial Officer and Secretary


                                     FALCON CABLEVISION, A CALIFORNIA
                                     LIMITED PARTNERSHIP

                                     By: Falcon Cable Communications, LLC
                                         General Partner

                                     By: MICHAEL K. MENEREY
                                         -------------------------------------
                                         Michael K. Menerey
                                         Executive Vice President, Chief
                                         Financial Officer and Secretary


                                     FALCON TELECABLE, A CALIFORNIA
                                     LIMITED PARTNERSHIP

                                     By: Falcon Cable Communications, LLC
                                         General Partner

                                     By: MICHAEL K. MENEREY
                                         -------------------------------------
                                         Michael K. Menerey
                                         Executive Vice President, Chief
                                         Financial Officer and Secretary

                          [HPC PUCKETT & COMPANY LOGO]



















                                      HPC
                             HPC PUCKETT & COMPANY
-------------------------------------------------------------------------------
    San Diego, California Office  o  (619) 793-7008  o  FAX: (619) 793-7233
        Topeka, Kansas Office  o  (913) 273-0017  o  FAX: (913) 273-5512

CONFIDENTIAL                                                           VALUATION
MEMORANDUM                                                             APPRAISAL


                    ENSTAR INCOME/GROWTH PROGRAM SIX-B, L.P.

     Enstar Income/Growth Program Six-B, L.P., a Georgia limited partnership, provides cable television service to certain areas of northwestern Georgia, southeastern Missouri and southwestern Utah. The corporate general partner for Enstar Six-B is Enstar Communications Corporation. Enstar Communications has contracted with Falcon Holding Group, L.P., an affiliated partnership, to provide corporate management services for the partnership. In addition to the above referenced entities, Management operates a series of partnerships and corporate entities which may give rise to tax considerations which are not addressed herein, and may have an effect on valuation procedures.

     This Valuation and Appraisal Memorandum, and supporting documents, is for the use of Management for valuation of the Fair Market Value (as hereinafter defined) of the underlying assets of the partnership and has been prepared for the limited use of work product in the determination of the fairness of a proposed transaction involving the sale of the partnership assets to Falcon Cablevision, L.P., a California limited partnership. It is not intended, and shall not be relied on by any outside person or entity, nor shall it be used as a vehicle for the valuation of any securities, or the sale thereof.

------------------------------------------------------------------------------------------
     HOMES                      EQUIVALENT             PREMIUM
     PASSED                   BASIC SUBSCRIBERS         UNITS                   HEADENDS
------------------------------------------------------------------------------------------
     11,297                     7,479                  1,824                     Five
------------------------------------------------------------------------------------------
FIRST QUARTER 1998            FIRST QUARTER 1998      FIRST QUARTER 1998         CAPITAL
  REVENUES                    SYSTEM CASH FLOW        SYSTEM CASH FLOW           REBUILD
(ANNUALIZED)                  (ANNUALIZED)            MARGIN                     REQUIRED
------------------------------------------------------------------------------------------
     $3,014,456                $1,588,176                52.7%                  $9,050,000
------------------------------------------------------------------------------------------
 MARKET DEMAND                  RISK OF                  TOTAL                  VALUATION
FOR PROPERTIES                COMPETITION              VALUATION                PER EBU
------------------------------------------------------------------------------------------
Georgia - Good                   High
MO & Utah - Poor              All Areas                $10,050,000              $1,343
------------------------------------------------------------------------------------------

Statistics are as of March 31, 1998, except as noted.




                  THE DATE OF THIS MEMORANDUM IS AUGUST, 1998

                               TABLE OF CONTENTS



Exhibit 1      MEMORANDUM OF VALUATION

Exhibit 2      FINANCIAL PROCEDURES
               -  Discounted Cash Flow Analysis
               -  Income Statements - Period Ending March 31, 1998
               -  SEC Form 10-Q - Quarter Ended March 31, 1998

Exhibit 3      OPERATING INFORMATION
               -  Statistical Summary
               -  Service Rates by Location
               -  Channel Line-Ups by Location
               -  Retransmission/Must Carry Summaries

Exhibit 4      TECHNICAL INFORMATION
               -  System Equipment by Location
               -  Vehicle List - Georgia

Exhibit 5      LEGAL INFORMATION
               -  Franchise Summaries by System
               -  Leased Real Estate Summaries

Exhibit 6      DEMOGRAPHIC INFORMATION
               -  Georgia System

Exhibit 7      INSPECTION REPORT

STATEMENT OF LIMITING CONDITIONS

      This memorandum has been prepared by HPC Puckett & Company ("HPC" who have been retained by the Management to appraise and independently value the subject cable television operations. Financial, statistical and factual information set forth in this document have been provided by Management and sources that we consider reliable, however, we assume no liability with respect to it.

      We make no warranty, either express or implied, with respect to the future performance of said cable television operations or their underlying growth. This memorandum is for the sole use of the Management for establishing value and is not intended to be relied on by outside parties for any reason. This valuation contemplates verification of representations and warranties by Management and procedures to adequately protect their rights as may be more fully referenced hereinafter.


DISCLOSURES

      In February, 1993, HPC Puckett & Company represented a related entity in the sale of two cable television systems to W. K. Communications. At the current time, we do not represent Falcon nor do we have any cable television projects where we expect Falcon to be the purchaser. However, future events may lead to a situation where HPC Puckett & Company would represent potential sellers to Falcon or represent Falcon in some way.

QUALIFICATIONS OF APPRAISERS

      HPC Puckett & Company was founded in 1980 by Thomas F. Puckett, evolving from a successful legal practice which provided legal representation in connection with financing, mergers, acquisitions and divestitures. The Communications Brokerage Firm was formed to specialize in brokerage, valuation and financing activities principally serving the cable television industry.

      By 1987, the Firm was established as one of the top cable television brokerage firms in the United States. Since then, it has continued a planned, steady growth in its cable television, corporate finance, optical and expedited delivery divisions and remains one of the nation's leading cable television brokerage firms handling transactions from coast to coast.

      Responding to its nationwide activity, the Firm moved its corporate offices to San Diego in 1987, while maintaining its strong Midwestern roots. HPC Puckett & Company currently has offices in San Diego and Topeka, which has resulted in a strong national presence. This strategic positioning ha allowed HPC Puckett & Company to provide unparalleled services in a quick and efficient manner to clients in every part of the nation.

      HPC Puckett & Company retains a staff with strong, diversified backgrounds in law, finance, operations and senior management. The team of seasoned veterans provide the resources necessary to successfully complete unique and complex transactions.

      HPC Puckett & Company has handled literally hundreds of transactions and has had significant experience in the valuation and sale of cable television properties of a nature comparable to the subject property from the period of 1977 to present.

DESCRIPTION OF PROCEDURES

      Attached hereto, please find a description of operating assets, based on information provided by management and gathered during a site tour of the Villa Rica, Georgia system on July 23, 1998. Also attached please find information with respect to the operations of the cable television properties, plant and equipment, operations, observations respecting capital expenditures and franchises, vehicles, real estate, competition or overbuild and other miscellaneous information (see attached).

      In preparing this valuation and appraisal, HPC took certain steps including but not limited to the following:

      1. We ascertained various materials including financial, legal and statistical data from Management in Los Angeles, California and Cedartown, Georgia ("Management").

      2. We have analyzed the financial information and operation of the cable television properties with an eye on the resulting cable television cash flow and potential procedures that Management utilized to increase said cash flow, as well as mitigating procedures in response to regulatory restraints after September 1, 1993.

      3. We have reviewed Management procedures both at the system level and at the corporate offices, and we have interviewed key members of Management.

      4. A site inspection was conducted of the cable television system serving Villa Rica, Georgia. This system covers ninety percent (90%) of the current subscriber base.

      5. We have interviewed Management with respect to any certain inconsistencies and/or operating procedures that we felt were material to the continued operation of the cable television properties as well as other operating items such as a capital budget and a cash flow analysis.

      6. We have reviewed the franchise information, but have not reviewed technicalities of the specific documents, in the form that they have been provided to us. For purposes of our valuation and analysis of the cable television property, we are assuming that all franchises are complete and in good standing, and that subject to extension requirements will be timely renewed in substantially the same form or as represented to us by Management. It should be noted that four of the franchises in the Villa Rica, Georgia system have expiration dated in 1999 and certain rebuild requirements with time deadlines in early 1999 exist in two other franchises in that system.

      7. We have reviewed the operations, and further, we have made comparison of said operations to like-kind operations in the marketplace. We have independent knowledge of other like-kind operations that we have utilized in order to establish comparable values in today's marketplace.

      8. We have ascertained information with respect to each community. In doing so, we have made a determination with respect to demographic information as to the cable television operation with respect to our anticipated growth and economic stability of the areas served by the cable television operation.

                                   EXHIBIT 1

                            MEMORANDUM OF VALUATION

DESCRIPTION OF OPERATING ASSETS:

      1.    Location of Systems/Community Information

            The partnership owns systems in suburban Atlanta, rural southeast Missouri and rural southwestern Utah. The largest system is located in Carroll and Haralson Counties, Georgia and is served by one headend and a microwave network. The four Missouri systems are located around the community of Poplar Bluff in the southeastern corner of the state. Lastly, the Utah subscribers are located in the southwestern corner near to (and served by the headend located in) St. George. Further community information is found in EXHIBIT 6.

            Villa Rica, Georgia and surrounding areas -- This system encompasses ninety percent of the partnerships subscribers. It is a suburban area located approximately 40 miles west of downtown Atlanta. The area has experienced significant growth and will continue to grow as it has the attractions of the big city with a rural ambience. Many local residents commute to Atlanta to work but a significant portion also work in local industries including apparel manufacturing and at a Sony Music plant. Growth is continuing as more subdivisions are in the planning stages. Most of the future growth is likely to be concentrated near I-20 because of the ease of commuting into Atlanta from those areas.

            Fisk, Missouri -- This group is comprised of four small systems, each of which has its own headend. These are rural communities with stable populations but not much growth.

            Ivins, Utah -- This system is located west of St. George, Utah in the southwestern corner of the state. St. George and Washington County have had substantial growth over the last decade and the homes and population growth in Ivins have been strong since 1980.

      2.    Subscriber Statistical Information

            Subscriber information from Management, as of March 31, 1998, can be found in EXHIBIT 3.

      3.    Rates and Signal Carriage

            Provided in EXHIBIT 3, attached, are summaries of system rates as of March 31, 1998. Rates were last adjusted in October, 1997 in the Villa Rica system and in the Missouri systems in the fall of 1997 as well. The rates in the Ivins, Utah system have not been adjusted since October of 1996. Four of the seven Franchisors in the Villa Rica system have certified to regulate rates.

            EXHIBIT 3 also contains the current channel line-up for each system as well as a summary of Retransmission Consents/Must Carry relationships.

                                  ENSTAR SIX-B

                                 GEORGIA SYSTEM



                           [MAP OF SOUTHWEST GEORGIA]

                                  ENSTAR SIX-B

                                MISSOURI SYSTEMS



                          [MAP OF SOUTHEAST MISSOURI]

                                  ENSTAR SIX-B

                                  UTAH SYSTEM



                            [MAP OF SOUTHWEST UTAH]

                           GEORGIA SYSTEM - NEW HOMES



                                    [PHOTO]



                                    [PHOTO]



                                    [PHOTO]

4.   Office Location/Description

     The Villa Rica system is operated out of the Falcon regional office in Cedartown, Georgia. This office handles all personnel, administration, sales, marketing, billing and other operating activities of this system. The Missouri systems are administered from the Falcon regional office located in Poplar Bluff, Missouri. Ivins, Utah is operated from the St. George office of Falcon. Costs relating to these offices are allocated directly to the systems. The partnership owns no office real estate.

5.   Other Assets

     A list of vehicles owned by the partnership and located in the Villa Rica system can be found in EXHIBIT 4.

6.   Personnel

     Personnel of the systems are employed by Falcon. In the Villa Rica system, two technicians/installers live on the system and drive to the Cedartown office each morning to obtain their work orders for the day. Customer service is performed by a pool of people in the Cedartown office. Pursuant to discussions with Management, we believe that the number and consideration paid to personnel are consistent with industry standard for like-kind operations.

7.   Operations/Billings/Collections

     Falcon's regional offices perform these functions for the partnership systems. In the Villa Rica system, CSG is the billing software provider and the Cedartown office produces a printed bill monthly. A cycle billing procedure is used. In general, bills are due on the 10th of a month and customers receive a late notice and then a telephone call when they are past due. Disconnections are done prior to or at 60 days. These procedures are standard for the industry.

8.   Financial Information

     Provided in EXHIBIT 2, please find unaudited financial statements for the first quarter of 1998. Also provided is the 10-Q filing for the partnership for the first quarter. We find that Management's financial information is reasonable, given like-kind operations, subject to regulatory matters currently before the Federal Communications Commission. We have made certain adjustments to Management's cash flow calculations based on historical policy and operation of the systems by other entities.

9.   Environmental Issues

     We have made no independent analysis with respect to any environmental issues that may exist by virtue of the leasehold interests in real estate and/or the utilization of real estate in any of the subject cable television properties.

     We have no opinion as to any potential liability for environmental violations.

10.  Vehicles

     Management has provided a list of the vehicles used in the cable television operations. It is our understanding that the vehicles are owned, not leased. The list can be found in EXHIBIT 4.

11.  CLI Testing

     Management has represented to us that CLI testing has been done on the Georgia system and that the system passed. In addition, the FCC recently checked about 12 miles of plant in the Villa Rica system and found only one leak (a faulty tap).

12.  Proof of Performance

     Management has represented to us that Proof of Performance tests are done each year, where required.

13.  Technical/Plant

     A summary of each system's technical information can be found in EXHIBIT 4. Picture quality in the Villa Rica system was good and the system was relashed in 1997. The Villa Rica system is 300 MHz capacity and is facing a major rebuild/upgrade to increase its channel capacity and services offered. The Missouri systems also need to be upgraded/rebuilt to offer more channels from their current capacity of 12. The system in Ivins, Utah offers a competitive channel line up by virtue of its being a part of the St. George headend (43 channels) but it also has no room for future channel additions to remain competitive. Thus, it also needs rebuild/upgrade to remain competitive.

14.  Capital Expenditure Requirements

     Because substantially all of the channel capacity in the partnership's systems is being utilized, each of the systems requires upgrading. Management has developed a comprehensive upgrade program which requires aggregate capital expenditures of approximately Seven Million Five Hundred Thousand Dollars ($7,500,000) for the Villa Rica system. Currently, three franchise areas of the Villa Rica system require upgrade under their franchise agreements and they must be upgraded by February and May, 1999, respectively. In addition, two of the four remaining franchises in the Villa Rica system are being renewed and

                        GEORGIA SYSTEM HEADEND AND TOWER









                                [PHOTO OF TOWER]









                               [PHOTO OF HEADEND]
     upgrades will most likely be necessary in those newly renewed franchises. Management's plan class for the Villa Rica system to be upgraded to 750 MHz capacity and offer 95 channels of service including Pay Per View options and several new product tiers which will help the system remain competitive. The plan class for the extensive use of Fiber and the elimination of the microwave system.

     The Missouri systems will cost another Nine Hundred Thousand Dollars ($900,000) to upgrade under Management's plan. These systems would be upgraded to 750 MHz capacity and offer 95 channels to customers. Headends will be combined or eliminated with fiber.

     Lastly, Management's estimated cost for upgrade of the Utah system is Six Hundred Fifty Thousand Dollars ($650,000). This system would be upgraded to 750 MHz capacity and offer 95 channels to customers. The St. George, Utah system, which is owned by Falcon, is currently being upgraded to 750 MHz capacity and it will continue to feed signal to the Ivins plant. Ownership of the Ivins system by an entity other than Falcon would require construction of a new headend facility.

     Because of the current competitive environment, particularly for the Villa Rica system, immediate action on the upgrade will be required.

15.  Competition

     The partnership currently has no areas where any hardwire overbuilds exist. Management has indicated that there is a wireless operation (MMDS) serving Ivins, Utah. All the systems are vulnerable to competition from DBS services given the current channel offerings.

     Villa Rica System - Bell South Entertainment operates a digital MMDS system in the Atlanta marketplace. It has expanded rapidly and has had some measure of success against MediaOne, Rifkin and Comcast. The Peachtree City area, southwest of downtown, is the next site for repeater activation by BSE. Every operator in the metro market should be assuming that eventually BSE will be offering service in their area. The BSE system does not currently cover a significant portion of the system and the Peachtree City site appears to have minor impact on the system. When BSE constructs a repeater site in the northwest perimeter area, Villa Rica and eastern portions of Carroll County will most likely fall under the footprint. BSE remains the most aggressive of the MMDS providers and can clearly afford to take a long run perspective on their investment, especially on their "home turf".

     The tour of the Villa Rica system indicted a DBS dish level of approximately five to seven percent. However, the majority of homes with dishes, fully eighty percent or more, also had active cable service. The lack of pay per view and other programming options has no doubt contributed to the dish penetration levels.

                      BELL SOUTH ENTERTAINMENT MMDS SYSTEM









                           [MAP OF SOUTHWEST GEORGIA]

     Also, there are two overbuilders that are active in the southwestern Utah area. Thus, the threat exists that Ivins could be a hardwire competitive situation.

     We believe evidence exists for strong concern on the part of the partnership for the upgrade of the systems to remain competitive in today's market.

16.  Legal/Local Regulation

     Summaries of the partnership's franchises can be found in EXHIBIT 5. We have not reviewed the original documents thereof. Four of the seven franchisors in the Villa Rica system, containing approximately forty percent of the subscribers, have certified to regulate basic rates. Two of the seven franchises in the Villa Rica system are in the process of being renewed (Bremen and Haralson County). Lastly, the franchise for Carroll County (which is over 35% of the system subscribers) will be renewed in the year 2000, for another five year term.

     The Missouri systems have two franchises that expire in less than 5 years and the franchise for Ivins, Utah will need to be renewed in 2001.

INDEPENDENT CONCLUSIONS

     We have formulated certain conclusions with respect to our review and procedures, as above noted and hereinafter attached. These statements should be independently verified, and should not be relied on without independent verification (as HPC has relied on others) as a basis upon which to take any specific action. Based on the foregoing, we would make the following independent observations:

     1. The partnership's systems have a generally positive reading from economic growth indicators. The Georgia system, because of its dominant size in relation to the other partnership systems, will carry the greatest weight in any analysis. In the long run, there is a significant positive outlook for economic factors in the Georgia system.

     2. Based on the foregoing and discussions with Management, we believe significant future home growth will occur in the Villa Rica system and that slower home growth, but still growth will occur in the Missouri systems and in Utah. The growth in the Villa Rica system will be contested in the future, particularly if the system upgrade is not commenced on a timely basis. There are at least two possible sources for said competition - DBS and MMDS. In addition, we believe there may be modest gains in the subscriber counts in certain systems/communities (i.e. penetration of existing passings), once the upgrades of the systems are completed.

     3. The diverse geography of the partnership systems may make it difficult to attract one single buyer for all of the systems, except for Falcon. To achieve maximum market value for the systems it may require three transactions and a sale under those conditions may not yield significantly greater results without careful attention focused on the costs thereof.

     4. We believe that the competition from alternative sources is a high concern. It is probable that future competition will be an even greater factor.

          To the extent that more channels are offered, the influence on the subscriber penetrations of the franchised cable operator should be positive, but not substantial. We believe that competition from Bell South Entertainment is a distinct possibility in the near future.

     5. We believe, based on analysis of current standards being implemented by like-kind systems, and an analysis of the current environment, that the amount we have allocated for capital expenditures is sufficient to upgrade the cable television systems in accordance with our earlier findings of fact.

     6. We believe that Management has, to date, maximized the revenue stream from the cable television systems given the current plant and operations. It is also reasonable to believe that there will be slight increases internally in the subscriber growth, and growth in homes passed in the systems.

7. We find Management's reporting of cable television cash flow to be consistent with industry standards. However, we have made certain adjustments to reflect the value to an outside purchaser and the operation of the systems on a stand alone basis.

8. Based our review of financial procedures, balance sheets and income statements presented to us by Management, we have no reason to believe that Management does not follow generally accepted accounting principles (GAAP).

9. We have reviewed Management's procedures for allocation to equivalent basic units (EBU units) and believe them to be in accordance with industry standards.

10. Management's disconnect policy for non-paying customers falls within normal procedures.

11. Management has indicated that they internally do billing and subscriber accounting.

12. Management has indicated that all Cumulative Leakage Index (CLI) reports have been filed and are current.

13. We have no opinion as to any potential liability for environmental violations.

14. We know of no pending legal claims and/or litigation respecting these systems.

15. Four franchisors have certified to regulate basic rates, representing almost thirty five percent (35%) of the partnership's subscriber base.

COMPARABLE TRANSACTIONS/VALUATION METHODS

     Over the past ten (10) years, cable television systems have often been compared by the amount that a willing seller and a willing buyer agree to on a per-subscriber basis. In accordance therewith, most acquisition agreements contain representations and warranties with respect to the number of subscribers and pay special attention to defining the qualified subscriber. This cable television operator utilizes an equivalent basic unit method of defining a subscriber. This is the norm of the industry at this time, and is an acceptable basis upon which to define said subscribers.

     Our firm is familiar with a number of transactions which, in many ways, would be comparable to the subject property. The valuing of cable television systems by comparable subscriber values has continued to be inconsistent, and is not a true reflection of the cable television marketplace. Our analysis will concentrate on operating cash flow and the multiple of operating cash flow as an acceptable basis upon which to value these cable television systems, as well as discounting of that cash flow over a ten (10) year period, through capitalization of operating profit and capitalization of the projected net cash flow (EBITDA).

     This firm maintains statistical and financial information with respect to recent sales and current cable television properties being offered. Transactions must be distinguished by timing, based on whether or not the particular transaction took place within the last six (6) months. Prior to that time, we believe that comparables must be given less weight than more recent transactions because of the fast moving changes and developments that occur; except with respect to the smaller systems in this partnership which will tend to be more consistent with long term trends, due to demographic factors.

     In addition, we have attempted to reflect on the multiple of operating cash flow paid for each of the comparable properties in order to try and reconcile a multiple that would be reasonable market expectation for the subject systems. In doing so, we have found ranges in the general market from four (4) to eleven (11) times EBITDA and with respect to comparable systems from five (5) to eight (8) times EBITDA, principally distinguished by type of system, future anticipated growth, capital expenditures necessary in Year One to upgrade systems, and the relevant period for which cash flow is calculated.

     In choosing a relevant period for an analysis of operating cash flow, we have reviewed "trailing" cash flow of the systems' past year of operation. We have also reviewed "running rate" cash flow, annualizing the systems' most recent quarterly cash flow, and "First Year" cash flow, which reflects the first full year of projected operating income. Due to industry developments in the areas of regulation of services and rates, as well as future technical demands, past periods' cash flow are less relevant. We believe that the system revenue and corresponding cash flow for the first year of operation is the most meaningful period, resulting in an increase of the valuation.

     The valuable multiple method uses operating income as developed by our projections of operating income for the first year of operation. The multiple of valuation of next year's projected operating income is based on our expertise and knowledge of the cable television industry. We have concluded that a system comparable to the subject cable television operation would sell for a multiple of projected operating income, minus first year capital expenditures, as herein after reflected, subject to factors referenced herein.

     In our analysis of the subject property, we have also prepared a valuation based on the capitalization of projected net cash flow. We have determined the fair market valuation through an examination of projected future cash flows, discounted back to a cumulative present value. In doing so, we have accounted for the source and use of funds, including a consistent exit multiple at the end of the ten-year period. We have chosen a discount rate of fifteen percent (15%) based on research and results with respect to industry standards of investor expectations and historical availability of cable television industry investors, developing a weighted average cost of capital. The projected pre-tax operating cash flows for the systems, when coupled with the tenth-year residual value (using a ten [10] multiple of cash flow) of the systems, less capital expenditures (including rebuild costs), were discounted to the present time at an acceptable current cost of money. The exit multiple used was ten (10) to reflect the many uncertainties of the subject markets.

     Finally, the marketplace may react to the many uncertainties that have been created by recently announced transactions or non-transactions involving cable and telephone companies. We anticipate further announcements involving acquisitions and investments in the future. These

                                                           HPC Puckett & Company
announcements are difficult to assess and evaluate. The impact of each of these proposed transactions or proposed transactions that later unravel may cause market fluctuations which could impact short term or possibly longer term market conditions, which to date have been undetermined.

VALUATION

     Based on the foregoing, and the attachments which are made a part hereof, we value the assets which comprise the underlying cable television operations of Enstar Income/Growth Program Six-B, L.P., as of August 20, 1998 to be TEN MILLION FIFTY THOUSAND DOLLARS ($10,050,000).

VALUATION ANALYSIS

     A. WE DO NOT BELIEVE AN ANALYSIS OF TRAILING OR RUNNING RATE CASH FLOW ACCURATELY REFLECTS THE SYSTEM VALUE. AS SUCH, WE HAVE ANALYZED THESE SYSTEMS BASED ON A GROSS MULTIPLE OF TEN (10.0) OF FIRST YEAR OPERATING CASH FLOW, LESS YEAR ONE CAPITAL EXPENDITURE, WHICH RESULTS IN A NET MULTIPLE OF SIX (6.0) TIMES.

     Year One cash Flow            $1,575,000
     Multiple                            10.0
                                   ----------
                                   15,750,000
     Less Cap Ex - Year 1          (6,350,000)
                                   ----------
     Value                         $9,400,000
                                   ==========

     In allocating a multiple of First Year Operating Cash Flow, we determined that multiple based on our independent conclusions as to the marketplace (see above). Material to our determination of that multiple were the following factors:

     Strong growth in the Georgia system, some growth (which could be lost to other providers) in the Missouri and Utah systems.

     The economic forecast for Georgia is excellent and is acceptable for the Missouri systems and the Utah system.

     Existing wireless competition in the Utah system and the strong potential for Bell South Entertainment to soon compete for subscribers in the Georgia system and the current competition from direct satellite services.

     The current operations are maximizing current revenue.


                                                           HPC Puckett & Company

          THE ABOVE VALUE REFLECTS THE FACT THAT WE FEEL CERTAIN CAPITAL IMPROVEMENTS ARE IMMEDIATELY NECESSARY IN YEAR ONE TO UPGRADE/REBUILD CERTAIN OF THE CABLE TELEVISION SYSTEMS IN ACCORDANCE WITH STANDARDS OF LIKE-KIND SYSTEMS TO PROVIDE REQUISITE SERVICES TO THE TYPE AND NATURE OF THESE COMMUNITIES.

     B. Alternately, we have analyzed the operation of the subject systems using a discounted cash flow analysis. In preparing a discounted cash flow analysis, we have taken into consideration the historical and future required capital costs of the cable television operation, as well as the above referenced capital rebuild costs. In addition, we have prepared an analysis of the cable television operation using a residual value of a ten (10) multiple. We have used this process to analyze the cable television operation based on a ten (10) year analysis. We concluded a discounted cash flow value, less the required capital improvements to be Ten Million Seven Hundred Seventeen Thousand Three Hundred Fifty-one Dollars ($10,717,351).

CONCLUSION

     Based on the foregoing, it is our opinion that the underlying cable television operation as above noted, has an adjusted fair market value as of August 20, 1998 of TEN MILLION FIFTY THOUSAND DOLLARS ($10,050,000), as above qualified. We arrived at this valuation in accordance with the aforementioned procedures, averaging the two methods above.



                                        HPC PUCKETT & COMPANY



                                        By:  /s/ HIRAM H. POWELL
                                            --------------------------------
                                             Hiram H. Powell
                                             Senior Vice President

                                   EXHIBIT 2




                              FINANCIAL PROCEDURES


                       o    DISCOUNTED CASH FLOW ANALYSIS


                       o    INCOME STATEMENTS -
                            PERIOD ENDING MARCH 31, 1998


                       o    SEC FORM 10-Q -
                            QUARTER ENDED MARCH 31, 1998

                         DISCOUNTED CASH FLOW ANALYSIS

                    ENSTAR INCOME/GROWTH PROGRAM SIX-B, L.P.
                              DISCOUNTED CASH FLOW


Year      Cash Flow     Factor    Present Value      Cap Exp      Factor    Present Value
----      ----------    ------    -------------    ----------     ------    -------------
  1       $1,575,000      1.15     $ 1,369,565     $6,350,000       1.15      $5,521,739

  2       $1,875,000    1.3225     $ 1,417,769     $2,700,000     1.3225      $2,041,588

  3       $2,006,250    1.5209     $ 1,319,120     $  200,000     1.5209      $  131,501

  4       $2,146,688     1.749     $ 1,227,380     $  210,000      1.749      $  120,069

  5       $2,296,956    2.0113     $ 1,142,025     $  220,500     2.0113      $  109,631

  6       $2,457,743     2.313     $ 1,062,578     $  231,525      2.313      $  100,097

  7       $2,629,784      2.66     $   988,641     $  243,101       2.66      $   91,391

  8       $2,813,869     3.059     $   919,866     $  255,256      3.059      $   83,444

  9       $3,010,840    3.5179     $   855,863     $  268,019     3.5179      $   76,187

 10       $3,221,599    4.0455     $   796,341     $  281,420     4.0455      $   69,564

Present Value                      $11,099,149                                $8,345,211

Residual Value (present value of
  10.0 times Year 10 cash flow)                    $7,963,414

TOTAL NET PRESENT VALUE            $10,717,351

                               INCOME STATEMENTS

                          PERIOD ENDING MARCH 31, 1998

                         ENSTAR INC./GROWTH, PRGM SIX-B
                                   VILLA RICA
                                INCOME STATEMENT
                                 MARCH 31, 1998

                 CURRENT PERIOD                                                                         YEAR-TO-DATE
------------------------------------------------                                    ------------------------------------------------
PRIOR YEAR                                                                           PRIOR YEAR
 ACTUAL       ACTUAL      BUDGET      VARIANCE     ACCOUNT DESCRIPTION                ACTUAL       ACTUAL     BUDGET      VARIANCE
----------    ------      ------      --------     -------------------              -----------    -------    -------     --------
$159,150      $161,254    $161,624    $  (370)     REGULATED PROGRAMMING            $468,203      $480,457    $482,948    $ (2,491)
  44,133        48,227      49,360     (1,133)     UNREGULATED PROGRAMMING           130,524       146,135     148,277      (2,142)
     891           734         748        (14)     EQUIPMENT                           2,667         2,188       2,231         (43)
   5,805         5,093       5,040         53      INSTALLATION/SERVICE               17,516        16,686      15,135       1,551
   7,785         4,410       4,300        110      ADVERTISING                        18,417        16,277      12,900       3,377
  18,725        11,120      10,693        427      NON-SERVICE                        38,422        34,747      32,025       2,722
     458           272         407       (135)     GUIDES                              1,427           879       1,221        (342)
--------      --------    --------    -------                                       --------      --------    --------    --------
$236,948      $231,110    $232,172    $(1,062)     TOTAL REVENUES                   $677,176      $697,369    $694,737    $ 2,632

 106,528        99,310     108,396     (9,086)     OPERATING EXPENSES                305,665       317,009     328,254     (11,245)
--------      --------    --------    -------                                       --------      --------    --------    --------

 130,420       131,800     123,776      8,024           SYSTEM CASH FLOW             371,511       380,360     366,483      13,877

   55.04%        57.03%      53.31%                SYSTEM CASH FLOW % TO REVENUES      54.86%        54.54%      52.75%

  21,072        20,375      21,762     (1,387)     PARTNERSHIP EXPENSES               60,388        61,394      65,197     (3,803)
--------      --------    --------    -------                                       --------      --------    --------    --------
 109,348       111,425     102,014      9,411           CASH FLOW                    311,123       318,966     301,286     17,680

   46.15%        48.21%      43.94%                CASH FLOW % TO REVENUES             45.94%        45.74%      43.37%

  77,040        80,130      78,228      1,902      DEPRECIATION AND AMORTIZATION     235,731       236,294     234,211      2,083
--------      --------    --------    -------                                       --------      --------    --------    --------
  32,308       31,295       23,786      7,509           OPERATING INCOME              75,392        82,673      67,075     15,598

     392          401          430        (29)     INTEREST EXPENSE, NET               1,199         1,228       1,290        (62)
--------      --------    --------    -------                                       --------      --------    --------    --------
$ 31,917      $30,894     $ 23,356    $ 7,538           NET INCOME (LOSS)           $ 74,193      $ 81,445    $ 65,785    $15,660
========      ========    ========    =======                                       ========      ========    ========    ========

                                   VILLA RICA
                          EXPENSE DETAIL BY DEPARTMENT
                                 MARCH 31, 1998

              CURRENT PERIOD                                                                         YEAR-TO-DATE
-------------------------------------------                                           -------------------------------------------
PRIOR                                                                                 PRIOR
 YEAR                                                                                  YEAR
ACTUAL      ACTUAL      BUDGET     VARIANCE           ACCOUNT DESCRIPTION             ACTUAL      ACTUAL      BUDGET     VARIANCE
------      ------      ------     --------      ------------------------------       ------      ------      ------     --------
                                                 PEG & FRANCHISE REQUIRED COSTS
                                                 ------------------------------
                                                 TECHNICAL
                                                 ------------------------------
     0           0           0           0       CONTRACT LABOR                           10           0           0           0
 7,618       8,620       8,991        (371)      ALLOCATED PERSONNEL EXPENSE          22,424      24,490      26,973      (2,483)
 2,060       2,321       2,323          (2)      ALLOCATED P/R BENEFIT                 6,002       7,043       6,969          74
------      ------      ------      ------                                            ------      ------      ------      ------
 9,678      10,941      11,314        (373)        TOTAL PERSONNEL COSTS              28,436      31,533      33,942      (2,409)
------      ------      ------      ------                                            ------      ------      ------      ------
 1,074         890         964         (74)      ALLOCATED DEPARTMENT EXPENSE          2,538       2,368       2,892        (524)
     0       1,175       1,400        (225)      RENT HEAD-END                         3,525       3,525       4,200        (675)
 3,039       3,706       4,427        (721)      RENT-POLES & DUCTS                    9,118      11,119      13,281      (2,162)
   984         749         987        (238)      R & M - PLANT                         3,469       2,505       2,961        (456)
   146         197         291         (94)      R & M - OTHER                           294       2,268         873       1,395
 2,351       1,217       1,589        (373)      MATERIAL & RECONNECT                  5,634       2,822       4,767      (1,945)
 1,170           0       1,237      (1,237)      VEHICLE-GAS & OIL                     2,769       2,182       3,711      (1,529)
    90         144          73          71       VEHICLE-SERVICE                          90         192         219         (27)
    92           0           0           0       T & E SYSTEM - TRAVEL                    92           0           0           0
   192           0           0           0       DUES & SUBSCRIPTIONS                    192          76           0          76
 4,155       3,935       4,214        (279)      SYSTEM POWER COSTS                   12,412      13,220      12,642         578
 2,344       2,534       2,556         (22)      PROPERTY TAXES                        7,032       7,603       7,668         (65)
     0         196           0         196       UNIFORMS                                319         294           0         294
(3,029)     (2,908)     (2,147)       (761)      CAPITAL LABOR & OH CONSTRUCTN        (5,441)     (4,670)     (2,986)     (1,684)
  (530)         91        (522)        613       CAP LABOR & OH CUSTOMER              (1,816)     (1,361)     (1,566)        205
------      ------      ------      ------                                            ------      ------      ------      ------
12,078      11,927      15,069      (3,142)        TOTAL OTHER EXPENSES               40,227      42,143      48,662      (6,519)
------      ------      ------      ------                                            ------      ------      ------      ------
21,756      22,868      26,383      (3,515)      NET EXPENSES FOR DEPARTMENT          68,663      73,676      82,604      (8,928)
======      ======      ======      ======                                            ======      ======      ======      ======


                                   VILLA RICA
                          EXPENSE DETAIL BY DEPARTMENT
                                 MARCH 31, 1998

              CURRENT PERIOD                                                                         YEAR-TO-DATE
-------------------------------------------                                           -------------------------------------------
PRIOR                                                                                 PRIOR
 YEAR                                                                                  YEAR
ACTUAL      ACTUAL      BUDGET     VARIANCE           ACCOUNT DESCRIPTION             ACTUAL      ACTUAL      BUDGET     VARIANCE
------      ------      ------     --------      ------------------------------       ------      ------      ------     --------
                                                 PRODUCTION & LOCAL ORIGINATION
                                                 ------------------------------
     0           0           0           0       NET EXPENSES FOR DEPARTMENT               0           0           0           0
======      ======      ======       ======                                           ======      ======      ======      ======


                                   VILLA RICA
                          EXPENSE DETAIL BY DEPARTMENT
                                 MARCH 31, 1998



                    CURRENT PERIOD                                                                  YEAR-TO-DATE
---------------------------------------------------                             ---------------------------------------------------
PRIOR YEAR ACTUAL   ACTUAL    BUDGET    VARIANCE        ACCOUNT DESCRIPTION     PRIOR YEAR ACTUAL   ACTUAL    BUDGET   VARIANCE
-----------------   ------    ------    --------       ----------------------   -----------------   ------    ------   --------
                                                       AD SALES
                                                       ----------------
         588         659        759         (100)      ALLOCATED PERSONNEL EXPENSE        1,708        1,980     2,277      (297)
         189         234        153           81       ALLOCATED P/R BENEFIT                452          575       399       176
           0           0      1,086       (1,086)      EMPLOYEE COMMISSIONS                   0            0     3,258    (3,258)
-----------------   ------    ------    --------                                      ---------      -------   -------  --------
         776         893      1,998       (1,105)      TOTAL PERSONNEL COSTS              2,160        2,555     5,934    (3,379)
-----------------   ------    ------    --------                                      ---------      -------   -------  --------
         453          387       477          (90)      ALLOCATED DEPARTMENT EXPENSE       1,409        1,281     1,510      (229)
       1,224        1,790         0        1,790       OUTSIDE COMMISSIONS-DIRECT SL      2,649        3,186         0     3,186
           0            0       281         (281)      R & M - OFFICE                       697            0       843      (843)
          30            0         0            0       PROFESSIONAL SERVICES                 30            0         0         0
           0            0        42          (42)      ASSOCIATION-DUES                       0            0       126      (126)
           0            0        67          (67)      TELEPHONE                              0            0       201      (201)
           0           64         0           64       TELEPHONE                              0          191         0       191
           0            0        51          (51)      BAD DEBT EXPENSE                      98            0       153      (153)
         110           56        93          (37)      VIDEO TAPES                          203          265       279       (14)
-----------------   ------    ------    --------                                      ---------      -------   -------  --------
       1,817        2,297     1,011        1,286       TOTAL OTHER EXPENSES               5,087        4,923     3,112     1,811
-----------------   ------    ------    --------                                      ---------      -------   -------  --------
       2,594        3,190     3,009          181       NET EXPENSES FOR                   7,247        7,478     9,046    (1,568)
=================   ======    ======    ========                                      =========      =======   =======  ========

                                   VILLA RICA
                          EXPENSE DETAIL BY DEPARTMENT
                                 MARCH 31, 1998

                 CURRENT PERIOD                                                                         YEAR-TO-DATE
------------------------------------------------                                    ------------------------------------------------
PRIOR YEAR                                                                           PRIOR YEAR
 ACTUAL       ACTUAL      BUDGET      VARIANCE          ACCOUNT DESCRIPTION           ACTUAL       ACTUAL      BUDGET      VARIANCE
--------     ---------    --------    --------          -------------------          --------      -------     -------     --------
                                                        MARKETING
                                                        -------------------
     486             0           0           0          EMPLOYEE COMMISSIONS             486             0           0          0
--------     ---------    --------    --------                                       -------       -------     -------    -------
     486             0           0           0            TOTAL PERSONNEL COSTS          486             0           0          0
--------     ---------    --------    --------                                       -------       -------     -------    -------

      42             0           0           0          CORPORATE VALUE MARKETING        348             0           0          0
     776         2,090       2,049          41          REGION MARKETING               3,237         7,045       7,323       (278)
       0             0         454        (454)         REGION VALUE MARKETING             0          (440)        843     (1,283)
     301           705          97         608          ADVERTISING                    1,194         1,122       1,069         53
--------     ---------    --------    --------                                       -------       -------     -------    -------
   1,119         2,795       2,600         195            TOTAL MARKETING EXPENSES     4,780         7,727       9,235     (1,508)
--------     ---------    --------    --------                                       -------       -------     -------    -------

      50             0          97         (97)         DUES & SUBSCRIPTIONS             208           804         291        513
      25             0           0           0          PAY PER VIEW EXPENSES             25             0           0          0
   1,644             0           0           0          MISCELLANEOUS EXPENSE          1,644             0           0          0
--------     ---------    --------    --------                                       -------       -------     -------    -------
   1,719             0          97         (97)           TOTAL OTHER EXPENSES         1,877           804         291        513
--------     ---------    --------    --------                                       -------       -------     -------    -------
   3,325         2,795       2,697          98          NET EXPENSES FOR DEPARTMENT   7,143         8,531       9,526       (995)
========     =========    ========    ========                                       =======       =======     =======    =======

                                   VILLA RICA
                          EXPENSE DETAIL BY DEPARTMENT
                                 MARCH 31, 1998

                 CURRENT PERIOD                                                                         YEAR-TO-DATE
----------------------------------------------                                       ----------------------------------------------
PRIOR YEAR                                                                           PRIOR YEAR
 ACTUAL       ACTUAL      BUDGET      VARIANCE          ACCOUNT DESCRIPTION           ACTUAL       ACTUAL      BUDGET      VARIANCE
--------     ---------    --------    --------          -------------------          --------      -------     -------     --------
                                                        GENERAL & ADMINISTRATION
                                                        ------------------------
   4,918         5,142       5,693        (551)         ALLOCATED PERSONNEL EXPENSE   15,093        15,093      17,079     (1,786)
   1,395          (909)      1,218      (2,127)         ALLOCATED P/R BENEFIT          3,908         1,667       2,043       (376)
--------     ---------    --------    --------                                       -------       -------     -------    -------
   6,313         4,233       6,911      (2,678)           TOTAL PERSONNEL COSTS       19,001        16,960      19,122      (2,162)
--------     ---------    --------    --------                                       -------       -------     -------    -------

     682           615       1,190        (575)         ALLOCATED DEPARTMENT EXPENSE   2,571         3,545       3,866       (321)
     195           364         435         (71)         RENT-OFFICE                      536         1,248       1,285        (37)
      78             0         126        (126)         R & M - OFFICE                   235           173         378       (205)
     433           363         115         248          OFFICE SUPPLIES                  433           582         345        237
       0             0         148        (148)         XEROX & PRINTING                   0           411         444        (33)
       0             0          10         (10)         VEHICLE - GAS & OIL               83             0          30        (30)
     424           192         293        (101)         DUES & SUBSCRIPTIONS           1,095           578         879       (301)
      21             0           0           0          EDUCATION                         21             0           0          0
   2,705         2,224       1,503         721          INSURANCE                      8,116         5,583       4,509      1,074
     595           689         486         203          LEGAL                          1,344         3,223       1,458      1,765
       0           382       1,273        (891)         AUDIT & TAXES                  1,803         1,146       3,539     (2,393)
     278           324         309          15          ASSOCIATION - DUES               861         1,748         979        769
      74            52           0          52          ASSOCIATION - LOBBYING           191           188           0        188
      52            29          89         (60)         DONATIONS/PUBLIC RELATIONS       219            87         267       (180)
   2,684         2,561       2,494          67          CUSTOMER BILLING               7,488         7,870       7,451        419
   2,035         1,973       2,404        (431)         POSTAGE & MESSENGERS           6,331         6,720       7,183       (463)
   1,229            70           0          70          TELEPHONE                      3,208            74           0         74
       0           429       1,076        (647)         TELEPHONE                          0         1,091       3,228     (2,137)
       0         1,121           0       1,121          TELEPHONE - OTHER                  0         2,152           0      2,152
      92           113         102          11          TAX & LICENSES                   288           286         306        (20)
     291           292         293          (1)         FCC USER FEES                    873           877         874          3
     246             0         657        (657)         REREGULATION COSTS               429            79       1,971     (1,892)
   9,026         7,275       8,252        (977)         CATV FRANCHISE                26,635        21,415      24,693     (3,278)
   3,033         1,766       1,610         156          COPYRIGHT FEES                 6,910         4,760       4,812        (52)
      40            41           0          41          BMI LICENSE FEES                 119           122           0        122
      38            39           0          39          ASCAP LICENSE FEES               115           118           0        118
   8,880         1,732       3,418      (1,686)         BAD DEBT EXPENSE              15,769        15,106      10,227      4,879
  (1,650)       (1,705)       (950)       (755)         CAP LABOR & OH OTHER          (2,640)       (4,734)     (2,850)    (1,884)

                                   VILLA RICA
                          EXPENSE DETAIL BY DEPARTMENT
                                 MARCH 31, 1998

                 CURRENT PERIOD                                                                         YEAR-TO-DATE
----------------------------------------------                                       ----------------------------------------------
PRIOR YEAR                                                                           PRIOR YEAR
 ACTUAL       ACTUAL      BUDGET      VARIANCE          ACCOUNT DESCRIPTION           ACTUAL       ACTUAL      BUDGET      VARIANCE
--------     ---------    --------    --------          -------------------          --------      -------     -------     --------
      19            75          80          (5)         MISCELLANEOUS EXPENSE              19          170         240          (70)
--------     ---------    --------    --------                                       --------      -------     -------     --------
  31,500        21,016      25,413      (4,397)         TOTAL OTHER EXPENSES           83,053       74,616      76,114       (1,498)
--------     ---------    --------    --------                                       --------      -------     -------     --------
  37,813        25,249      32,324      (7,075)         NET EXPENSES FOR DEPARTMENT   102,054       91,576      95,236       (3,660)
========     =========    ========    ========                                       ========      =======     =======     ========

                                   VILLA RICA
                          EXPENSE DETAIL BY DEPARTMENT
                                 MARCH 31, 1998

                 CURRENT PERIOD                                                                         YEAR-TO-DATE
----------------------------------------------                                       ----------------------------------------------
PRIOR YEAR                                                                           PRIOR YEAR
 ACTUAL       ACTUAL      BUDGET      VARIANCE          ACCOUNT DESCRIPTION           ACTUAL       ACTUAL      BUDGET      VARIANCE
--------     ---------    --------    --------          -------------------          --------      -------     -------     --------
                                                        PROGRAMMING FEES
                                                        -------------------
  31,352        34,123      33,882         241          PRIMARY SATELLITE FEES         92,025      101,359     101,239          120
     511           198         282         (84)         PROGRAM GUIDES                    831          949         846          103
   9,177        10,888       9,819       1,069          PAY TV FEES                    27,703       33,440      29,757        3,683
--------     ---------    --------    --------                                       --------      -------     -------     --------
  41,040        45,208      43,983       1,225          TOTAL OTHER EXPENSES          120,559      135,749     131,842        3,907
--------     ---------    --------    --------                                       --------      -------     -------     --------
  41,040        45,208      43,983       1,225          NET EXPENSES FOR DEPARTMENT   120,559      135,749     131,842        3,907
========     =========    ========    ========                                       ========      =======     =======     ========

                                   VILLA RICA
                          EXPENSE DETAIL BY DEPARTMENT
                                 MARCH 31, 1998

                 CURRENT PERIOD                                                                         YEAR-TO-DATE
----------------------------------------------                                       ----------------------------------------------
PRIOR YEAR                                                                           PRIOR YEAR
 ACTUAL       ACTUAL      BUDGET      VARIANCE          ACCOUNT DESCRIPTION           ACTUAL       ACTUAL      BUDGET      VARIANCE
--------     ---------    --------    --------          -------------------          --------      -------     -------     --------
                                                        PARTNERSHIP EXPENSE
                                                        -------------------
   9,224         8,819      10,153      (1,334)         ENSTAR ACCTG ALLOCATED EXP     26,529       26,525      30,459       (3,934)
  11,847        11,555      11,609         (54)         MANAGEMENT FEE                 33,859       34,868      34,738          130
--------     ---------    --------    --------                                       --------      -------     -------     --------
  21,072        20,375      21,762      (1,387)         OTHER (INCOME)/EXPENSE, NET    60,388       61,394      65,197       (3,803)
--------     ---------    --------    --------                                       --------      -------     -------     --------
  21,072        20,375      21,762      (1,387)         NET EXPENSES FOR DEPARTMENT    60,388       61,394      65,197       (3,803)
========     =========    ========    ========                                       ========      =======     =======     ========

                                   VILLA RICA
                          EXPENSE DETAIL BY DEPARTMENT
                                 MARCH 31, 1998

                 CURRENT PERIOD                                                                         YEAR-TO-DATE
----------------------------------------------                                       ----------------------------------------------
PRIOR YEAR                                                                           PRIOR YEAR
 ACTUAL       ACTUAL      BUDGET      VARIANCE          ACCOUNT DESCRIPTION           ACTUAL       ACTUAL      BUDGET      VARIANCE
--------     ---------    --------    --------          -------------------          --------      -------     -------     --------
 205,031       200,215     208,816      (8,601)         TOTAL SYSTEM EXPENSES         602,983      615,924     628,952      (13,028)
========     =========    ========    ========                                       ========      =======     =======     ========
 106,528        99,310     108,396      (9,086)         TOTAL OPERATING EXPENSES      305,665      317,009     328,254      (11,245)
========     =========    ========    ========                                       ========      =======     =======     ========

                             ENSTAR VI B VILLA RICA
                 COMPARATIVE STATEMENT OF CAPITAL EXPENDITURES
                              AS OF MARCH 31, 1998

                                                    VILLA RICA                        VILLA RICA
                                                  ONE MONTH ENDED                    YEAR TO DATE

                                              1998      1998      1997         1998      1998      1997
                                             BUDGET    ACTUAL    ACTUAL       BUDGET    ACTUAL    ACTUAL
                                             ------    ------    ------       ------    ------    ------
       GENERAL & ADMINISTRATIVE

1210 Land                                         0         0         0            0         0         0
1214 Office Furniture & Equipment                 0         0         0            0         0         0
1216 Vehicles                                     0         0         0            0         0         0
1218 Computer & Equipment                         0         0         0            0         0         0
1220 Building                                     0         0         0            0         0         0
1225 Office/Building Improvement                  0         0         0            0         0         0
                                             --------------------------      ---------------------------
     TOTAL GENERAL & ADMINISTRATIVE               0         0         0            0         0         0

       TECHNICAL
1231 Tower & Antenna                              0         0    10,771            0         0    10,771
1232 Headend Electronic                           0         0     1,792            0         0     1,792
1232 CLI-Headend Electronic                       0         0         0            0         0         0
1233 Headend Building                             0         0         0            0         0         0
1239 Trunk & Distribution U/G                     0     8,625       811            0    18,344     1,022
1239 CLI-Trunk & Distribution U/G                 0         0         0            0         0         0
1239 Fiber Optic-Trunk & Distribution U/G         0         0         0            0         0         0
1240 Trunk & Distribution O/H                13,318    15,306    33,421       14,329    89,295    53,030
1240 CLI-Trunk & Distribution O/H                 0         0         0            0         0         0
1240 Fiber Optic-Trunk & Distribution O/H         0         0         0            0         0         0
1241 Make Ready/Strand                        1,665     5,061     7,036        3,143    17,865    25,517
1245 Subscriber Connect Costs                 6,162    18,381    19,950       24,332    35,557    44,417
1245 CLI-Subscriber Connect Costs                 0         0       881            0         0     2,290
1246 Multi Channel Converter                    308     1,575         0        1,047     1,575         0
1247 Addressable Converter                        0         0         0            0         0         0
1248 Remote Control                               0         0         0            0         0         0
1250 Shop Tools & Test Equipment                774         0         0        2,962         0         0
1251 Construction Equipment                       0         0         0            0         0         0
1253 Earth Stations                               0         0         0            0         0         0
1254 Microwave                                    0       372     3,149            0       372     4,207
1255 Autos & Trucks                             500       345         0        1,500    51,157         0
1256 Two Way Radio                                0         0         0            0         0         0
1258 Other                                    1,614         0         0        3,773         0         0
                                             --------------------------      ---------------------------
     TOTAL TECHNICAL                         24,341    49,666    77,811       51,086   205,167   143,044

       AD SALES

1318 Computer Equipment                           0        99         0            0        99         0
1356 Test Equipment                               0         0         0            0         0         0
1358 Tapes-Blank                                  0         0         0            0         0         0
1359 Editing Equipment                            0         0         0            0         0         0
1360 Record & Playback                       61,676         0       677       63,176        78       677
1364 Small Tools                                  0         0         0            0         0         0
1368 Studio Improvements                          0         0         0            0         0         0
1372 Lighting Equipment                           0         0         0            0         0         0
1380 Community TV Production                      0         0         0            0         0         0
1384 Audio Equipment                              0         0         0            0         0         0
1386 Miscellaneous                                0         0         0            0         0         0
                                             --------------------------      ---------------------------
     TOTAL AD SALES                          61,676        99       677       63,176       177       677
                                             --------------------------      ---------------------------
     TOTAL CAPITAL EXPENDITURES              86,017    49,765    78,487      144,262   205,344   143,721
                                             ==========================      ===========================

                       ENSTAR INCOME/GROWTH PROGRAM SIX-B
                               SUBSCRIBER REPORT
                          MO/YTD AS OF MARCH 31, 1998
                               SYSTEM: VILLA RICA


ONE MONTH ENDED                                YEAR TO DATE
NET GAIN (LOSS)                               NET GAIN (LOSS)     END OF PERIOD
---------------                               ---------------    ---------------
1998       1997                               1998       1997     1998     1997
----       ----                               ----       ----    ------   ------
                    BASIC SUBSCRIBERS
 149         86     Villa Rica                 126        147     6,620    6,502
----       ----                               ----       ----    ------   ------
 149         86               TOTAL ACTUAL:    126        147     6,620    6,502
----       ----                               ----       ----    ------   ------
  81         71               TOTAL BUDGET:     47         57     6,541    6,324
====       ====                               ====       ====    ======   ======

                       ENSTAR INCOME/GROWTH PROGRAM SIX-B
                               SUBSCRIBER REPORT
                          MO/YTD AS OF MARCH 31, 1998
                               SYSTEM: VILLA RICA



      ONE MONTH ENDED                   YEAR TO DATE
      NET GAIN (LOSS)                  NET GAIN (LOSS)         END OF PERIOD
    1998      1997                    1998       1997          1998      1997
    ----      ----                    ----       ----          -----     -----
                     PAY SUBSCRIBERS
    (33)       44    Villa Rica       (151)       13           1,645     1,842
    ----      ----                    ----       ----          -----     -----
    (33)       44    TOTAL ACTUAL:    (151)       13           1,645     1,842
    ----      ----                    ----       ----          -----     -----
    136        29    TOTAL BUDGET:     18         43           1,814     1,757
    ====      ====                    ====       ====          =====     =====

                       ENSTAR INCOME/GROWTH PROGRAM SIX-B
                               SUBSCRIBER REPORT
                          MO/YTD AS OF MARCH 31, 1998
                               SYSTEM: VILLA RICA



      ONE MONTH ENDED                   YEAR TO DATE
      NET GAIN (LOSS)                  NET GAIN (LOSS)         END OF PERIOD
    1998      1997                    1998       1997          1998      1997
    ----      ----                    ----       ----          -----     -----
                     MINI-PAY
     0          0    Villa Rica         0          0             0         0
    ----      ----                    ----       ----          -----     -----
     0          0    TOTAL ACTUAL:      0          0             0         0
    ----      ----                    ----       ----          -----     -----
     0          0    TOTAL BUDGET:      0          0             0         0
    ====      ====                    ====       ====          =====     =====

                       ENSTAR INCOME/GROWTH PROGRAM SIX-B
                               SUBSCRIBER REPORT
                          MO/YTD AS OF MARCH 31, 1998
                               SYSTEM: VILLA RICA

ONE MONTH ENDED                           YEAR TO DATE
NET GAIN (LOSS)                          NET GAIN (LOSS)      END OF PERIOD
---------------                          ---------------     ---------------
1998       1997                          1998      1997      1998       1997
----       ----                          ----      ----      ----       ----
                     EXPANDED TIER
                     -------------
 140        61    Villa Rica              115        21      5,892      5,897
----      ----                           ----      ----      -----      -----
 140        61          TOTAL ACTUAL:     115        21      5,892      5,897
----      ----                           ----      ----      -----      -----
  68        66          TOTAL BUDGET:      42        53      5,819      5,843
====      ====                           ====      ====      =====      =====

                       ENSTAR INCOME/GROWTH PROGRAM SIX-B
                               SUBSCRIBER REPORT
                          MO/YTD AS OF MARCH 31, 1998
                               SYSTEM: VILLA RICA

ONE MONTH ENDED                           YEAR TO DATE
NET GAIN (LOSS)                          NET GAIN (LOSS)      END OF PERIOD
---------------                          ---------------     ---------------
1998       1997                          1998      1997      1998       1997
----       ----                          ----      ----      ----       ----
                  RADIO SERVICES
                  --------------
   0         0    Villa Rica                0         0          1          2
----      ----                           ----      ----      -----      -----
   0         0          TOTAL ACTUAL:       0         0          1          2
----      ----                           ----      ----      -----      -----
   0         0          TOTAL BUDGET:       0         0          1          2
====      ====                           ====      ====      =====      =====

                       ENSTAR INCOME/GROWTH PROGRAM SIX-B
                               SUBSCRIBER REPORT
                          MO/YTD AS OF MARCH 31, 1998
                               SYSTEM: VILLA RICA

ONE MONTH ENDED                           YEAR TO DATE
NET GAIN (LOSS)                          NET GAIN (LOSS)      END OF PERIOD
----------------                         ---------------     ---------------
1998       1997                          1998      1997      1998       1997
----       ----                          ----      ----      ----       ----
                      COMMERCIAL
                      ----------
  (1)        0    Villa Rica               (1)       (1)        18         18
----      ----                           ----      ----      -----      -----
  (1)        0          TOTAL ACTUAL:      (1)       (1)        18         18
----      ----                           ----      ----      -----      -----
   0         0          TOTAL BUDGET:       0         0         19         19
====      ====                           ====      ====      =====      =====

                       ENSTAR INCOME/GROWTH PROGRAM SIX-B
                               SUBSCRIBER REPORT
                          MO/YTD AS OF MARCH 31, 1998
                               SYSTEM: VILLA RICA


ONE MONTH ENDED                                YEAR TO DATE
NET GAIN (LOSS)                               NET GAIN (LOSS)     END OF PERIOD
---------------                               ---------------    ---------------
1998       1997                               1998       1997     1998     1997
----       ----                               ----       ----    ------   ------
                    NEW PRODUCT TIER 1
 107         38     Villa Rica                  60         49     4,443    4,461
----       ----                               ----       ----    ------   ------
 107         38               TOTAL ACTUAL:     60         49     4,443    4,461
----       ----                               ----       ----    ------   ------
  80         55               TOTAL BUDGET:     32         57     4,415    4,387
====       ====                               ====       ====    ======   ======

                       ENSTAR INCOME/GROWTH PROGRAM SIX-B
                               SUBSCRIBER REPORT
                          MO/YTD AS OF MARCH 31, 1998
                               SYSTEM: VILLA RICA


ONE MONTH ENDED                                YEAR TO DATE
NET GAIN (LOSS)                               NET GAIN (LOSS)     END OF PERIOD
---------------                               ---------------    ---------------
1998       1997                               1998       1997     1998     1997
----       ----                               ----       ----    ------   ------
                    NEW PRODUCT TIER 2
   0          0     Villa Rica                   0          0         0        0
----       ----                               ----       ----    ------   ------
   0          0               TOTAL ACTUAL:      0          0         0        0
----       ----                               ----       ----    ------   ------
   0          0               TOTAL BUDGET:      0          0         0        0
====       ====                               ====       ====    ======   ======

                       ENSTAR INCOME/GROWTH PROGRAM SIX-B
                               SUBSCRIBER REPORT
                          MO/YTD AS OF MARCH 31, 1998
                               SYSTEM: VILLA RICA


ONE MONTH ENDED                                YEAR TO DATE
NET GAIN (LOSS)                               NET GAIN (LOSS)     END OF PERIOD
---------------                               ---------------    ---------------
1998       1997                               1998       1997     1998     1997
----       ----                               ----       ----    ------   ------
                          REMOTE
   0          0     Villa Rica                   0          0         1        1
----       ----                               ----       ----    ------   ------
   0          0               TOTAL ACTUAL:      0          0         1        1
----       ----                               ----       ----    ------   ------
   0          0               TOTAL BUDGET:      0          0         1        1
====       ====                               ====       ====    ======   ======

                       ENSTAR INCOME/GROWTH PROGRAM SIX-B
                               SUBSCRIBER REPORT
                          MO/YTD AS OF MARCH 31, 1998
                               SYSTEM: VILLA RICA


ONE MONTH ENDED                                YEAR TO DATE
NET GAIN (LOSS)                               NET GAIN (LOSS)     END OF PERIOD
---------------                               ---------------    ---------------
1998       1997                               1998       1997     1998     1997
----       ----                               ----       ----    ------   ------
                          CONVERTERS
  21        (11)    Villa Rica                   3         (2)      959    1,167
----       ----                               ----       ----    ------   ------
  21        (11)              TOTAL ACTUAL:      3         (2)      959    1,167
----       ----                               ----       ----    ------   ------
  25         14               TOTAL BUDGET:      7         11       963    1,180
====       ====                               ====       ====    ======   ======

                       ENSTAR INCOME/GROWTH PROGRAM SIX-B
                               SUBSCRIBER REPORT
                          MO/YTD AS OF MARCH 31, 1998
                               SYSTEM: VILLA RICA


ONE MONTH ENDED                                YEAR TO DATE
NET GAIN (LOSS)                               NET GAIN (LOSS)     END OF PERIOD
---------------                               ---------------    ---------------
1998       1997                               1998       1997     1998     1997
----       ----                               ----       ----    ------   ------
                    MAINTENANCE CONTRACT
 (10)       (12)    Villa Rica                 (44)       (77)      927    1,196
----       ----                               ----       ----    ------   ------
 (10)       (12)              TOTAL ACTUAL:    (44)       (77)      927    1,196
----       ----                               ----       ----    ------   ------
  12         15               TOTAL BUDGET:    (22)        12       949    1,285
====       ====                               ====       ====    ======   ======

                       ENSTAR INCOME/GROWTH PROGRAM SIX-B
                               SUBSCRIBER REPORT
                          MO/YTD AS OF MARCH 31, 1998
                               SYSTEM: VILLA RICA


ONE MONTH ENDED                                YEAR TO DATE
NET GAIN (LOSS)                               NET GAIN (LOSS)     END OF PERIOD
---------------                               ---------------    ---------------
1998       1997                               1998       1997     1998     1997
----       ----                               ----       ----    ------   ------
                    VIDEO GAMES
   0          0     Villa Rica                   0          0         0        0
----       ----                               ----       ----    ------   ------
   0          0               TOTAL ACTUAL:      0          0         0        0
----       ----                               ----       ----    ------   ------
   0          0               TOTAL BUDGET:      0          0         0        0
====       ====                               ====       ====    ======   ======

                       ENSTAR INCOME/GROWTH PROGRAM SIX-B
                               SUBSCRIBER REPORT
                          MO/YTD AS OF MARCH 31, 1998
                               SYSTEM: VILLA RICA


ONE MONTH ENDED                                YEAR TO DATE
NET GAIN (LOSS)                               NET GAIN (LOSS)     END OF PERIOD
---------------                               ---------------    ---------------
1998       1997                               1998       1997     1998     1997
----       ----                               ----       ----    ------   ------
                    ADDITIONAL OUTLETS
 208        102     Villa Rica                 313        278     4,699    3,771
----       ----                               ----       ----    ------   ------
 208        102               TOTAL ACTUAL:    313        278     4,699    3,771
----       ----                               ----       ----    ------   ------
 (72)        40               TOTAL BUDGET:     32         32     4,418    3,525
====       ====                               ====       ====    ======   ======

                         ENSTAR INC./GROWTH, PRGM SIX-B
                                      FISK
                                INCOME STATEMENT
                                 MARCH 31, 1998

                 CURRENT PERIOD                                                                         YEAR-TO-DATE
------------------------------------------------                                    ------------------------------------------------
PRIOR YEAR                                                                           PRIOR YEAR
 ACTUAL       ACTUAL      BUDGET      VARIANCE     ACCOUNT DESCRIPTION                ACTUAL       ACTUAL     BUDGET      VARIANCE
----------    ------      ------      --------     -------------------              -----------    -------    -------     --------
$  6,750      $  6,544    $  6,501    $    43      REGULATED PROGRAMMING            $ 19,976      $ 19,181    $ 19,395    $   (214)
   1,049         1,155       1,185        (30)     UNREGULATED PROGRAMMING             3,173         3,426       3,533        (107)
     782           254         348        (94)     INSTALLATION/SERVICE                1,047           847       1,051        (204)
     314           276         298        (22)     NON-SERVICE                           931           883         892          (9)
    (405)           24          25         (1)     GUIDES                                 82            70          75          (5)
--------      --------    --------    -------                                       --------      --------    --------    --------
$  8,490      $  8,253    $  8,357    $  (104)     TOTAL REVENUES                   $ 25,208      $ 24,407    $ 24,946    $   (539)

   3,852         5,387       5,847       (460)     OPERATING EXPENSES                 13,052        14,986      17,461      (2,475)
--------      --------    --------    -------                                       --------      --------    --------    --------

   4,638         2,865       2,510        355           SYSTEM CASH FLOW              12,157         9,421       7,485       1,936

   54.63%        34.72%      30.03%                SYSTEM CASH FLOW % TO REVENUES      48.23%        38.60%      30.00%

     991           940       1,032        (92)     PARTNERSHIP EXPENSES                2,888         2,805       3,089        (284)
--------      --------    --------    -------                                       --------      --------    --------    --------
   3,647         1,926       1,478        448           CASH FLOW                      9,268         6,616       4,396       2,220

   42.96%        23.34%      17.69%                CASH FLOW % TO REVENUES             36.77%        27.11%      17.62%

   4,600         4,596       4,607        (11)     DEPRECIATION AND AMORTIZATION      13,982        13,770      13,818         (48)
--------      --------    --------    -------                                       --------      --------    --------    --------
    (952)       (2,670)     (3,129)       459           OPERATING INCOME              (4,713)       (7,154)     (9,422)      2,268

     389           71          408       (337)     INTEREST EXPENSE, NET               1,412           411       1,224        (813)
--------      --------    --------    -------                                       --------      --------    --------    --------
$ (1,341)     $ (2,741)   $ (3,537)   $   796           NET INCOME (LOSS)           $ (6,126)     $ (7,565)   $(10,646)   $ (3,081)
========      ========    ========    =======                                       ========      ========    ========    ========

                                      FISK
                          EXPENSE DETAIL BY DEPARTMENT
                                 MARCH 31, 1998

            CURRENT PERIOD                                                                     YEAR-TO-DATE
-------------------------------------------                                    -------------------------------------------
PRIOR YEAR                                                                     PRIOR YEAR
 ACTUAL       ACTUAL     BUDGET    VARIANCE        ACCOUNT DESCRIPTION           ACTUAL      ACTUAL     BUDGET    VARIANCE
----------   --------   --------   --------   ------------------------------   ----------   --------   --------   --------
                                              PEG & FRANCHISE REQUIRED COSTS
                                              ------------------------------
                                              TECHNICAL
                                              ------------------------------
        35         71         82        (11)  ALLOCATED PERSONNEL EXPENSE             103        219        238        (19)
        11         37         25         12   ALLOCATED P/R BENEFIT                    33         89         71         18
----------   --------   --------   --------   ------------------------------   ----------   --------   --------   --------
        46        108        107          1      TOTAL PERSONNEL COSTS                135        308        309         (1)
----------   --------   --------   --------   ------------------------------   ----------   --------   --------   --------

       113        114        111          3   ENSTAR REGION ALLOCATED EXP             329        338        325         13
         7         15         35        (20)  ALLOCATED DEPARTMENT EXPENSE             22         66        105        (39)
        50         50         50          0   RENT HEAD-END                           152        150        150          0
       275        280        280          0   RENT-POLES & DUCTS                      826        841        840          1
         0          9          0          9   R & M - OTHER                             0         20          0         20
        18         38         34          4   MATERIAL & RECONNECT                     72        114        102         12
        62         66         37         29   VEHICLE-GAS & OIL                       124        207        111         96
        23          0          7         (7)  VEHICLE-SERVICE                          38          0         21        (21)
         0          0          0          0   T & E - SYSTEM - TRAVEL                   0          5          0          5
         0          0          0          0   T & E - SYSTEM - NON-TRAVEL               0         19          0         19
       341        256        348        (92)  SYSTEM POWER COSTS                      902        781      1,044       (263)
       153        120        107         13   PROPERTY TAXES                          458        361        321         40
        12         15          0         15   UNIFORMS                                 20         56          0         56
      (179)      (200)      (211)        11   CAP LABOR & OH CUSTOMER                (597)      (636)      (611)       (25)
----------   --------   --------   --------   ------------------------------   ----------   --------   --------   --------
       875        765        798        (34)     TOTAL OTHER EXPENSES               2,346      2,324      2,408        (84)
----------   --------   --------   --------   ------------------------------   ----------   --------   --------   --------
       920        873        905        (32)  NET EXPENSES FOR DEPARTMENT           2,481      2,631      2,717        (86)
==========   ========   ========   ========   ==============================   ==========   ========   ========   ========

                                      FISK
                          EXPENSE DETAIL BY DEPARTMENT
                                 MARCH 31, 1998

            CURRENT PERIOD                                                                     YEAR-TO-DATE
-------------------------------------------                                    -------------------------------------------
PRIOR YEAR                                                                     PRIOR YEAR
 ACTUAL       ACTUAL     BUDGET    VARIANCE        ACCOUNT DESCRIPTION           ACTUAL      ACTUAL     BUDGET    VARIANCE
----------   --------   --------   --------   ------------------------------   ----------   --------   --------   --------
                                              PRODUCTION & LOCAL ORIGINATION
----------   --------   --------   --------   ------------------------------   ----------   --------   --------   --------
         0          0          0          0   NET EXPENSES FOR DEPARTMENT               0          0          0          0
==========   ========   ========   ========                                    ==========   ========   ========   ========


                                      FISK
                          EXPENSE DETAIL BY DEPARTMENT
                                 MARCH 31, 1998


                     CURRENT                                                                       YEAR-TO-DATE
----------------------------------------------------                             -----------------------------------------------
PRIOR YEAR ACTUAL     ACTUAL     BUDGET     VARIANCE     ACCOUNT DESCRIPTION     PRIOR YEAR ACTUAL    ACTUAL   BUDGET   VARIANCE
-----------------     ------     ------     --------     -------------------     -----------------    ------   ------   --------
                                                              AD SALES
                                                              --------
               0          0          0            0   NET EXPENSES FOR DEPARTMENT              0           0       0          0
=================     ======     ======     ========                             =================    =======  ======   ========

                                      FISK
                          EXPENSE DETAIL BY DEPARTMENT
                                 MARCH 31, 1998


                     CURRENT                                                                       YEAR-TO-DATE
----------------------------------------------------                             -----------------------------------------------
PRIOR YEAR ACTUAL     ACTUAL     BUDGET     VARIANCE     ACCOUNT DESCRIPTION     PRIOR YEAR ACTUAL    ACTUAL   BUDGET   VARIANCE
-----------------     ------     ------     --------     -------------------     -----------------    ------   ------   --------
                                                              MARKETING
                                                              ---------
              23         90        133          (43)   REGION MARKETING                       34         385     647       (262)
               0          0         28          (28)   REGION VALUE MARKETING                  0           0      52        (52)
              18         83          6           77    ADVERTISING                            73         549      66        483
-----------------     ------     ------     --------                             -----------------    -------  ------   --------
              41        173        167            6    TOTAL MARKETING EXPENSES              107         934     765        169
-----------------     ------     ------     --------                             -----------------    -------  ------   --------

               3        104          6           98    DUES & SUBSCRIPTIONS                   13         146      18        128
               2          0          0            0    PAY PER VIEW EXPENSES                   2           0       0          0
-----------------     ------     ------     --------                             -----------------    -------  ------   --------
               5        104          6           98    TOTAL OTHER EXPENSES                   15         146      18        128
-----------------     ------     ------     --------                             -----------------    -------  ------   --------
              46        277        173          104  NET EXPENSES FOR DEPARTMENT             122       1,079     783        296
=================     ======     ======     ========                             =================    =======  ======   ========

                                      FISK
                          EXPENSE DETAIL BY DEPARTMENT
                                 MARCH 31, 1998

                 CURRENT PERIOD                                                                         YEAR-TO-DATE
------------------------------------------------                                    ------------------------------------------------
PRIOR YEAR                                                                           PRIOR YEAR
 ACTUAL       ACTUAL      BUDGET      VARIANCE     ACCOUNT DESCRIPTION                ACTUAL       ACTUAL     BUDGET      VARIANCE
----------    ------      ------      --------     -------------------              -----------    -------    -------     --------

                                                   GENERAL & ADMINISTRATION
                                                   ------------------------

       0             0           0          0      OTHER BENEFITS                          0             0           0           0

      32           213         188         25      ALLOCATED PERSONNEL EXPENSE           133           687         564         123

       9            93          53         40      ALLOCATED P/R BENEFIT                  36           246         102         144

--------      --------    --------    -------                                       --------      --------    --------    --------

      41           306         241         65      TOTAL PERSONNEL COSTS                 169           933         666         267

--------      --------    --------    -------                                       --------      --------    --------    --------

      24             0           2         (2)     ENSTAR REGION ALLOCATED EXP            71            (8)         22         (30)

     187           231         363       (132)     ALLOCATED DEPARTMENT EXPENSE          577           698       1,110        (412)

       0           130         130          0      RENT - OFFICE                           0           390         390           0

       0             0           1         (1)     OFFICE SUPPLIES                         0             0           3          (3)

       0            58           0         58      DUES & SUBSCRIPTIONS                    0           174           0         174

       1             0           0          0      EDUCATION                               1             0           0           0

     128           247         255         (8)     INSURANCE                             531           757         765          (8)

       3         1,002           8        994      LEGAL                                   8         1,017          24         993

       0           382       1,273       (891)     AUDIT & TAXES                       1,469         1,146       3,539      (2,393)

      11            13          29        (16)     ASSOCIATION - DUES                     94            37          88         (51)

       2             3           0          3      ASSOCIATION - LOBBYING                 17             8           0           8

       2             1           2         (1)     DONATIONS/PUBLIC RELATIONS              8             4           6          (2)

     398           415         414          1      CUSTOMER BILLING                    1,522         1,259       1,236          23

     127           134         145        (11)     POSTAGE & MESSENGERS                  458           424         432          (8)

      31             0           0          0      TELEPHONE                              74             0           0           0

       0            15          27        (12)     TELEPHONE                               0            44          81         (37)

       0             0           0          0      TELEPHONE - OTHER                       0             0           0           0

       0             0           0          0      TAX & LICENSES                          0            15           0          15

      18            17          17          0      FCC USER FEES                          54            52          51           1

       0             0          26        (26)     REREGULATION COSTS                      0             0          78         (78)

     424           174         299       (125)     CATV FRANCHISE                      1,260           515         893        (378)

      19            19          20         (1)     COPYRIGHT FEES                         55            56          60          (4)

       2             2           0          2      ASCAP LICENSE FEES                      7             7           0           7

     155           (91)        125       (216)     BAD DEBT EXPENSE                      359           282         374         (92)

       0             0          13        (13)     MISCELLANEOUS EXPENSE                   0             0          39         (39)

                                      FISK
                          EXPENSE DETAIL BY DEPARTMENT
                                 MARCH 31, 1998

                 CURRENT PERIOD                                                                         YEAR-TO-DATE
------------------------------------------------                                    ------------------------------------------------
PRIOR YEAR                                                                           PRIOR YEAR
 ACTUAL       ACTUAL      BUDGET      VARIANCE     ACCOUNT DESCRIPTION                ACTUAL       ACTUAL     BUDGET      VARIANCE
----------    ------      ------      --------     -------------------              -----------    -------    -------     --------

   1,530         2,754       3,149       (395)     TOTAL OTHER EXPENSES                6,567         6,878       9,191      (2,313)
--------      --------    --------    -------                                       --------      --------    --------    --------

   1,571         3,060       3,390       (330)     NET EXPENSES FOR DEPARTMENT         6,736         7,811       9,857      (2,046)
========      ========    ========    =======                                       ========      ========    ========    ========

                                      FISK
                          EXPENSE DETAIL BY DEPARTMENT
                                 MARCH 31, 1998

                 CURRENT PERIOD                                                                         YEAR-TO-DATE
------------------------------------------------                                    ------------------------------------------------
PRIOR YEAR                                                                           PRIOR YEAR
 ACTUAL       ACTUAL      BUDGET      VARIANCE     ACCOUNT DESCRIPTION                ACTUAL       ACTUAL     BUDGET      VARIANCE
----------    ------      ------      --------     -------------------              -----------    -------    -------     --------

                                                   PROGRAMMING FEES
                                                   -------------------

     498           533         740       (207)     PRIMARY SATELLITE FEES              1,472         1,585       2,209        (624)

     146            81          64         17      PROGRAM GUIDES                        232           208         192          16

     671           564         575        (11)     PAY TV FEES                         2,008         1,671       1,703         (32)
--------      --------    --------    -------                                       --------      --------    --------    --------

   1,315         1,177       1,379       (202)       TOTAL OTHER EXPENSES              3,713         3,464       4,104        (640)
--------      --------    --------    -------                                       --------      --------    --------    --------

   1,315         1,177       1,379       (202)     NET EXPENSES FOR DEPARTMENT         3,713         3,464       4,104        (640)
========      ========    ========    =======                                       ========      ========    ========    ========

                                      FISK
                          EXPENSE DETAIL BY DEPARTMENT
                                 MARCH 31, 1998

                 CURRENT PERIOD                                                                         YEAR-TO-DATE
------------------------------------------------                                    ------------------------------------------------
PRIOR YEAR                                                                           PRIOR YEAR
 ACTUAL       ACTUAL      BUDGET      VARIANCE     ACCOUNT DESCRIPTION                ACTUAL       ACTUAL     BUDGET      VARIANCE
----------    ------      ------      --------     -------------------              -----------    -------    -------     --------

                                                   PARTNERSHIP EXPENSE
                                                   -------------------

     566           527         614        (87)     ENSTAR ACCTG ALLOCATED EXP          1,628         1,585       1,842        (257)

     425           413         418         (5)     MANAGEMENT FEE                      1,260         1,220       1,247         (27)
--------      --------    --------    -------                                       --------      --------    --------    --------

     991           940       1,032        (92)       OTHER (INCOME)/EXPENSE, NET       2,888         2,805       3,089        (284)
--------      --------    --------    -------                                       --------      --------    --------    --------

     991           940       1,032        (92)     NET EXPENSES FOR DEPARTMENT         2,888         2,805       3,089        (284)
========      ========    ========    =======                                       ========      ========    ========    ========

                                      FISK
                          EXPENSE DETAIL BY DEPARTMENT
                                 MARCH 31, 1998

                 CURRENT PERIOD                                                                         YEAR-TO-DATE
------------------------------------------------                                    ------------------------------------------------
PRIOR YEAR                                                                           PRIOR YEAR
 ACTUAL       ACTUAL      BUDGET      VARIANCE     ACCOUNT DESCRIPTION                ACTUAL       ACTUAL     BUDGET      VARIANCE
----------    ------      ------      --------     -------------------              -----------    -------    -------     --------

   9,831        10,994      11,894       (900)     TOTAL SYSTEM EXPENSES              31,334        31,972      35,592      (3,620)
========      ========    ========    =======                                       ========      ========    ========     =======


   3,852         5,387       5,847       (460)     TOTAL OPERATING EXPENSES           13,052        14,986      17,461      (2,475)
========      ========    ========    =======                                       ========      ========    ========    ========

                                ENSTAR VI B FISK
                 COMPARATIVE STATEMENT OF CAPITAL EXPENDITURES
                              AS OF MARCH 31, 1998

                                                         FISK                             FISK
                                                   ONE MONTH ENDED                    YEAR TO DATE
                                                   ---------------                    ------------
                                               1998      1998      1997          1998      1998      1997
                                              BUDGET    ACTUAL    ACTUAL        BUDGET    ACTUAL    ACTUAL
                                              ------    ------    ------        ------    ------    ------
     GENERAL & ADMINISTRATIVE
1210 Land                                          0        0         0              0        0         0
1214 Office Furniture & Equipment                  0        0         0              0        0         0
1216 Vehicles                                      0        0         0              0        0         0
1218 Computer & Equipment                          0        0         0              0        0         0
1220 Building                                      0        0         0              0        0         0
1225 Office/Building Improvement                   0        0         0              0        0         0
                                              ------     ----      ----         ------     ----      ----
     TOTAL GENERAL & ADMINISTRATIVE                0        0         0              0        0         0

      TECHNICAL
1231 Tower & Antenna                               0        0         0              0        0         0
1232 Headend Electronic                            0        0         0              0        0         0
1232 CLI-Headend Electronic                        0        0         0              0        0         0
1233 Headend Building                              0        0         0              0        0         0
1239 Trunk & Distribution U/G                      0        0         0              0        0         0
1239 CLI-Trunk & Distribution U/G                  0        0         0              0        0         0
1239 Fiber Optic-Trunk & Distribution U/G          0        0         0              0        0         0
1240 Trunk & Distribution O/H                      0        0         0              0        0         0
1240 CLI-Trunk & Distribution O/H                  0        0         0              0        0         0
1240 Fiber Optic-Trunk & Distribution O/H          0        0         0              0        0         0
1241 Make Ready/Strand                             0        0         0              0        0         0
1245 Subscriber Connect Costs                    202      127        63            328      380       248
1245 CLI-Subscriber Connect Costs                  0        0         0              0        0         0
1246 Multi Channel Converter                       0        0         0              0        0         0
1247 Addressable Converter                         0        0         0              0        0         0
1248 Remote Control                                0        0         0              0        0         0
1250 Shop Tools & Test Equipment               2,524        0         0          2,524        0         0
1251 Construction Equipment                        0        0         0              0        0         0
1253 Earth Stations                                0        0         0              0        0         0
1254 Microwave                                     0        0         0              0        0         0
1255 Autos & Trucks                                0        0         0              0        0         0
1256 Two Way Radio                                 0        0         0              0        0         0
1258 Other                                         0        0         0              0        0         0
                                              ------    ------    ------        ------    ------    ------
     TOTAL TECHNICAL                           2,726      127        63          2,852      380       248

      AD SALES
1318 Computer Equipment                            0        0         0              0        0         0
1356 Test Equipment                                0        0         0              0        0         0
1358 Tapes-Blank                                   0        0         0              0        0         0
1359 Editing Equipment                             0        0         0              0        0         0
1360 Record & Playback                             0        0         0              0        0         0
1364 Small Tools                                   0        0         0              0        0         0
1368 Studio Improvements                           0        0         0              0        0         0
1372 Lighting Equipment                            0        0         0              0        0         0
1380 Community TV Production                       0        0         0              0        0         0
1384 Audio Equipment                               0        0         0              0        0         0
1386 Miscellaneous                                 0        0         0              0        0         0
                                              ------    ------    ------        ------    ------    ------
     TOTAL AD SALES                                0        0         0              0        0         0
                                              ------    ------    ------        ------    ------    ------
     TOTAL CAPITAL EXPENDITURES                2,726      127        63          2,852      380       248
                                              ======    ======    ======        ======    ======    ======

                       ENSTAR INCOME/GROWTH PROGRAM SIX-B
                               SUBSCRIBER REPORT
                          MO/YTD AS OF MARCH 31, 1998
                                  SYSTEM: FISK

ONE MONTH ENDED                           YEAR TO DATE
NET GAIN (LOSS)                          NET GAIN (LOSS)      END OF PERIOD
---------------                          ---------------     ---------------
1998       1997                          1998      1997      1998       1997
----       ----                          ----      ----      ----       ----
                    BASIC SUBSCRIBERS
                    -----------------
  (1)        3    Fisk                     (5)       12         89        108
   3        (1)   Qulin                     3         1        123        117
   6        (1)   Rockwood Point            4         1         89         82
  (2)       (1)   Wappapello               (1)       (2)        88         95
----      ----                           ----      ----      -----      -----
   6         0          TOTAL ACTUAL:       1        12        389        402
----      ----                           ----      ----      -----      -----
   4         4          TOTAL BUDGET:      (1)        8        387        397
====      ====                           ====      ====      =====      =====

                       ENSTAR INCOME/GROWTH PROGRAM SIX-B
                               SUBSCRIBER REPORT
                          MO/YTD AS OF MARCH 31, 1998
                                  SYSTEM: FISK

ONE MONTH ENDED                           YEAR TO DATE
NET GAIN (LOSS)                          NET GAIN (LOSS)      END OF PERIOD
---------------                          ---------------     ---------------
1998       1997                          1998      1997      1998       1997
----       ----                          ----      ----      ----       ----
                    PAY SUBSCRIBERS
                    ---------------
   1         3    Fisk                     (2)        5         23         35
   2        (4)   Qulin                     3        (3)        38         39
   3        (2)   Rockwood Point           (3)        0         23         28
  (1)       (1)   Wappapello               (1)       (2)        20         31
----      ----                           ----      ----      -----      -----
   5        (4)         TOTAL ACTUAL:      (3)        0        104        133
----      ----                           ----      ----      -----      -----
   8         1          TOTAL BUDGET:       0         3        107        130
====      ====                           ====      ====      =====      =====

                       ENSTAR INCOME/GROWTH PROGRAM SIX-B
                               SUBSCRIBER REPORT
                          MO/YTD AS OF MARCH 31, 1998
                                  SYSTEM: FISK

ONE MONTH ENDED                           YEAR TO DATE
NET GAIN (LOSS)                          NET GAIN (LOSS)      END OF PERIOD
---------------                          ---------------     ---------------
1998       1997                          1998      1997      1998       1997
----       ----                          ----      ----      ----       ----
                        MINI-PAY
                        --------
   0         0    Fisk                      0         0          0          0
   0         0    Qulin                     0         0          0          0
   0         0    Rockwood Point            0         0          0          0
   0         0    Wappapello                0         0          0          0
----      ----                           ----      ----      -----      -----
   0         0          TOTAL ACTUAL:       0         0          0          0
----      ----                           ----      ----      -----      -----
   0         0          TOTAL BUDGET:       0         0          0          0
====      ====                           ====      ====      =====      =====

                       ENSTAR INCOME/GROWTH PROGRAM SIX-B
                               SUBSCRIBER REPORT
                          MO/YTD AS OF MARCH 31, 1998
                                  SYSTEM: FISK

ONE MONTH ENDED                           YEAR TO DATE
NET GAIN (LOSS)                          NET GAIN (LOSS)      END OF PERIOD
---------------                          ---------------     ---------------
1998       1997                          1998      1997      1998       1997
----       ----                          ----      ----      ----       ----
                    RADIO SERVICES
                    --------------
   0         0    Fisk                      0         0          0          0
   0         0    Qulin                     0         0          0          0
   0         0    Rockwood Point            0         0          0          0
   0         0    Wappapello                0         0          0          0
----      ----                           ----      ----      -----      -----
   0         0          TOTAL ACTUAL:       0         0          0          0
----      ----                           ----      ----      -----      -----
   0         0          TOTAL BUDGET:       0         0          0          0
====      ====                           ====      ====      =====      =====

                       ENSTAR INCOME/GROWTH PROGRAM SIX-B
                               SUBSCRIBER REPORT
                          MO/YTD AS OF MARCH 31, 1998
                                  SYSTEM: FISK

ONE MONTH ENDED                           YEAR TO DATE
NET GAIN (LOSS)                          NET GAIN (LOSS)      END OF PERIOD
---------------                          ---------------     ---------------
1998       1997                          1998      1997      1998       1997
----       ----                          ----      ----      ----       ----
                       COMMERCIAL
                    -----------------
   0         0    Fisk                      0         0          0          0
   0         0    Qulin                     0         0          0          0
   0         0    Rockwood Point            0         0          2          2
   0         0    Wappapello                0         0          0          0
----      ----                           ----      ----      -----      -----
   0         0          TOTAL ACTUAL:       0         0          2          2
----      ----                           ----      ----      -----      -----
   0         0          TOTAL BUDGET:       0         0          2          2
====      ====                           ====      ====      =====      =====

                       ENSTAR INCOME/GROWTH PROGRAM SIX-B
                               SUBSCRIBER REPORT
                          MO/YTD AS OF MARCH 31, 1998
                                  SYSTEM: FISK

ONE MONTH ENDED                           YEAR TO DATE
NET GAIN (LOSS)                          NET GAIN (LOSS)      END OF PERIOD
---------------                          ---------------     ---------------
1998       1997                          1998      1997      1998       1997
----       ----                          ----      ----      ----       ----
                   NEW PRODUCT TIER 1
                   ------------------
   0         0    Fisk                      0         0          0          0
   0         0    Qulin                     0         0          0          0
   0         0    Rockwood Point            0         0          0          0
   0         0    Wappapello                0         0          0          0
----      ----                           ----      ----      -----      -----
   0         0          TOTAL ACTUAL:       0         0          0          0
----      ----                           ----      ----      -----      -----
   0         0          TOTAL BUDGET:       0         1          0          1
====      ====                           ====      ====      =====      =====

                      ENSTAR INCOME/GROWTH PROGRAM SIX-BC
                               SUBSCRIBER REPORT
                          MO/YTD AS OF MARCH 31, 1998
                                  SYSTEM: FISK

ONE MONTH ENDED                                  YEAR TO DATE
NET GAIN (LOSS)                                 NET GAIN (LOSS)    END OF PERIOD
---------------                                 ---------------    -------------
 1998     1997                                    1998     1997     1998     1997
 ----     ----                                    ----     ----     ----     ----
                   NEW PRODUCT TIER 2
                   ------------------
    0        0     Fisk                              0        0        0        0
    0        0     Qulin                             0        0        0        0
    0        0     Rockwood Point                    0        0        0        0
    0        0     Wappapello                        0        0        0        0
 ----     ----                                    ----     ----     ----     ----
    0        0                 TOTAL ACTUAL:         0        0        0        0
 ----     ----                                    ----     ----     ----     ----
    0        0                 TOTAL BUDGET:         0        0        0        0
 ====     ====                                    ====     ====     ====     ====

                       ENSTAR INCOME/GROWTH PROGRAM SIX-B
                               SUBSCRIBER REPORT
                          MO/YTD AS OF MARCH 31, 1998
                                  SYSTEM: FISK

 ONE MONTH ENDED                                   YEAR TO DATE
 NET GAIN (LOSS)                                  NET GAIN (LOSS)   END OF PERIOD
 ---------------                                  ---------------   -------------
 1998     1997                                    1998     1997     1998     1997
 ----     ----                                    ----     ----     ----     ----
                       REMOTE
                       ------
    0        0     Fisk                              0        0        0        0
    0        0     Qulin                             0        0        0        0
    0        0     Rockwood Point                    0        0        0        0
    0        0     Wappapello                        0        0        0        0
 ----     ----                                    ----     ----     ----     ----
    0        0                 TOTAL ACTUAL:         0        0        0        0
 ----     ----                                    ----     ----     ----     ----
    0        0                 TOTAL BUDGET:         0        0        0        0
 ====     ====                                    ====     ====     ====     ====

                       ENSTAR INCOME/GROWTH PROGRAM SIX-B
                               SUBSCRIBER REPORT
                          MO/YTD AS OF MARCH 31, 1998
                                  SYSTEM: FISK

ONE MONTH ENDED                                   YEAR TO DATE
NET GAIN (LOSS)                                  NET GAIN (LOSS)   END OF PERIOD
---------------                                  ---------------   -------------
 1998     1997                                    1998     1997     1998     1997
 ----     ----                                    ----     ----     ----     ----
                       CONVERTERS
                       ----------
    0        0     Fisk                              0        0        0        0
    0        0     Qulin                             0        0        0        0
    0        0     Rockwood Point                    0        0        0        0
    0        0     Wappapello                        0        0        0        0
 ----     ----                                    ----     ----     ----     ----
    0        0                 TOTAL ACTUAL:         0        0        0        0
 ----     ----                                    ----     ----     ----     ----
    0        0                 TOTAL BUDGET:         0        0        0        0
 ====     ====                                    ====     ====     ====     ====

                       ENSTAR INCOME/GROWTH PROGRAM SIX-B
                               SUBSCRIBER REPORT
                          MO/YTD AS OF MARCH 31, 1998
                                  SYSTEM: FISK

ONE MONTH ENDED                                   YEAR TO DATE
NET GAIN (LOSS)                                  NET GAIN (LOSS)   END OF PERIOD
---------------                                  ---------------   --------------
 1998     1997                                    1998     1997     1998     1997
 ----     ----                                    ----     ----     ----     ----
                   MAINTENANCE CONTRACT
                   --------------------
   (3)       2     Fisk                             (7)       5       28       39
    0        2     Qulin                            (2)       2       51       51
    0       (2)    Rockwood Point                   (1)      (1)      28       26
    0       (1)    Wappapello                        0       (1)      29       32
 ----     ----                                    ----     ----     ----     ----
   (3)       1                 TOTAL ACTUAL:       (10)       5      136      148
 ----     ----                                    ----     ----     ----     ----
    1        2                 TOTAL BUDGET:        (6)       3       40      146
 ====     ====                                    ====     ====     ====     ====

                       ENSTAR INCOME/GROWTH PROGRAM SIX-B
                               SUBSCRIBER REPORT
                          MO/YTD AS OF MARCH 31, 1998
                                  SYSTEM: FISK

ONE MONTH ENDED                                   YEAR TO DATE
NET GAIN (LOSS)                                  NET GAIN (LOSS)   END OF PERIOD
---------------                                  ---------------   -------------
 1998     1997                                    1998     1997     1998     1997
 ----     ----                                    ----     ----     ----     ----
                       VIDEO GAMES
                       -----------
    0        0     Fisk                              0        0        0        0
    0        0     Qulin                             0        0        0        0
    0        0     Rockwood Point                    0        0        0        0
    0        0     Wappapello                        0        0        0        0
 ----     ----                                    ----     ----     ----     ----
    0        0                 TOTAL ACTUAL:         0        0        0        0
 ----     ----                                    ----     ----     ----     ----
    0        0                 TOTAL BUDGET:         0        0        0        0
 ====     ====                                    ====     ====     ====     ====

                       ENSTAR INCOME/GROWTH PROGRAM SIX-B
                               SUBSCRIBER REPORT
                          MO/YTD AS OF MARCH 31, 1998
                                  SYSTEM: FISK

ONE MONTH ENDED                                   YEAR TO DATE
NET GAIN (LOSS)                                 (NET GAIN (LOSS)   END OF PERIOD
---------------                                 ----------------   -------------
 1998     1997                                    1998     1997     1998     1997
 ----     ----                                    ----     ----     ----     ----
                   ADDITIONAL OUTLETS
                   ------------------
   (2)       0     Fisk                             (4)       2       33       42
    1       (2)    Qulin                             2       (2)      45       42
    2        0     Rockwood Point                    2        0       44       34
    0        1     Wappapello                        0        0       36       41
 ----     ----                                    ----     ----     ----     ----
    1       (1)                TOTAL ACTUAL:         0        0      158      159
 ----     ----                                    ----     ----     ----     ----
    1        1                 TOTAL BUDGET:         0        3      158      162
 ====     ====                                    ====     ====     ====     ====

                          ENSTAR INC/GRW    PRGM SIX-B
                                     IVINS
                                INCOME STATEMENT
                                 MARCH 31, 1998

                 CURRENT PERIOD                                                                         YEAR-TO-DATE
----------------------------------------------                                       ----------------------------------------------
PRIOR YEAR                                                                           PRIOR YEAR
 ACTUAL      ACTUAL       BUDGET      VARIANCE      ACCOUNT DESCRIPTION               ACTUAL       ACTUAL      BUDGET      VARIANCE
--------    ---------     --------    --------      -------------------              --------     --------    --------     --------
$  6,518     $  7,078     $  7,323    $  (245)      REGULATED PROGRAMMING            $ 19,148     $ 21,774    $ 22,007     $   (233)
   1,996        2,007        2,330       (323)      UNREGULATED PROGRAMMING             6,096        6,212       6,639         (427)
     331          296          337        (41)      EQUIPMENT                             961          893         989          (96)
     167          208          192         16       INSTALLATION/SERVICE                  513          779         582          197
     567          653          677        (24)      NON-SERVICE                         1,673        2,160       2,096           64
      14            5           13         (8)      GUIDES                                 38           19          39          (20)
--------     --------     --------    -------                                        --------     --------    --------     --------
$  9,592     $ 10,248     $ 10,872    $  (624)      TOTAL REVENUES                   $ 28,428     $ 31,838    $ 32,352     $   (514)
   5,126        7,596        5,513      2,083       OPERATING EXPENSES                 18,364       24,574      20,290        4,284
--------     --------     --------    -------                                        --------     --------    --------     --------
   4,466        2,652        5,359     (2,707)            SYSTEM CASH FLOW             10,064        7,264      12,062       (4,798)
   46.56%       25.88%       49.29%                 SYSTEM CASH FLOW % TO REVENUES      35.40%       22.81%      37.28%
   2,440        1,637        1,073        564       PARTNERSHIP EXPENSES                6,516        5,426       3,205        2,221
--------     --------     --------    -------                                        --------     --------    --------     --------
   2,027        1,015        4,286     (3,271)                CASH FLOW                 3,548        1,838       8,857       (7,019)
   21.13%        9.91%       39.42%                 CASH FLOW % TO REVENUES             12.48%        5.77%      27.38%
   7,326        7,477       13,933     (6,456)      DEPRECIATION AND AMORTIZATION      21,491       22,352      41,569      (19,217)
--------     --------     --------    -------                                        --------     --------    --------     --------
  (5,299)      (6,462)      (9,647)     3,185              OPERATING INCOME           (17,943)     (20,515)    (32,712)      12,197
   9,831       11,779       14,677     (2,898)      INTEREST EXPENSE, NET              28,299       36,324      44,031       (7,707)
    (150)        (150)           0       (150)      OTHER (INCOME) EXPENSE               (300)        (475)          0         (475)
--------     --------     --------    -------                                        --------     --------    --------     --------
$(14,980)    $(18,091)    $(24,324)   $ 6,233       NET INCOME (LOSS)                $(45,942)    $(56,364)   $(76,743)    $ 20,379
========     ========     ========    =======                                        ========     ========    ========     ========

                                     IVINS
                          EXPENSE DETAIL BY DEPARTMENT
                                 MARCH 31, 1998

                 CURRENT PERIOD                                                                         YEAR-TO-DATE
----------------------------------------------                                       ----------------------------------------------
PRIOR YEAR                                                                           PRIOR YEAR
 ACTUAL      ACTUAL       BUDGET      VARIANCE      ACCOUNT DESCRIPTION               ACTUAL       ACTUAL      BUDGET      VARIANCE
--------    ---------     --------    --------      -------------------              --------     --------    --------     --------
                                                    PEG & FRANCHISE REQUIRED COSTS
                                                    -------------------
                                                    TECHNICAL
                                                    -------------------
     826          734          899       (165)      ALLOCATED PERSONNEL EXPENSE         1,270        2,047       2,697         (650)
     238          163          234        (71)      ALLOCATED P/R BENEFIT                 352          501         702         (201)
--------     --------     --------    -------                                        --------     --------    --------     --------
   1,064          898        1,133       (235)        TOTAL PERSONNEL COSTS             1,622        2,548       3,399         (851)
--------     --------     --------    -------                                        --------     --------    --------     --------
     100          204          136         68       ALLOCATED DEPARTMENT EXPENSE          253          495         402           93
      82           82          115        (33)      RENT - POLES & DUCTS                  246          246         345          (99)
       0            0           14        (14)      R & M - OTHER                           0            0          42          (42)
     106          167          136         31       MATERIAL & RECONNECT                  345          325         408          (83)
     108          125          120          5       SYSTEM POWER COSTS                    187          364         360            4
     255          317          246         71       PROPERTY TAXES                        766        4,555         738        3,817
  (2,107)        (874)      (2,428)     1,554       CAPITAL LABOR & OH CONSTRUCTN      (2,107)      (1,360)     (4,639)       3,279
       0          (32)        (187)       155       CAP LABOR & OH CUSTOMER              (211)        (119)       (561)         442
--------     --------     --------    -------                                        --------     --------    --------     --------
  (1,455)         (10)      (1,848)     1,838         TOTAL OTHER EXPENSES               (520)       4,506      (2,905)       7,411
--------     --------     --------    -------                                        --------     --------    --------     --------
    (391)         887         (715)     1,602       NET EXPENSES FOR DEPARTMENT         1,102        7,054         494        6,560
========     ========     ========    =======                                        ========     ========    ========     ========

                                     IVINS
                          EXPENSE DETAIL BY DEPARTMENT
                                 MARCH 31, 1998

                 CURRENT PERIOD                                                                         YEAR-TO-DATE
----------------------------------------------                                       ----------------------------------------------
PRIOR YEAR                                                                           PRIOR YEAR
 ACTUAL      ACTUAL       BUDGET      VARIANCE      ACCOUNT DESCRIPTION               ACTUAL       ACTUAL      BUDGET      VARIANCE
--------    ---------     --------    --------      -------------------              --------     --------    --------     --------
                                                    PRODUCTION & LOCAL ORIGINATION
                                                    -------------------
       0            0            0          0       NET EXPENSES FOR DEPARTMENT             0            0           0            0
========     ========     ========    =======                                        ========     ========    ========     ========

                                     IVINS
                          EXPENSE DETAIL BY DEPARTMENT
                                 MARCH 31, 1998

                 CURRENT PERIOD                                                                         YEAR-TO-DATE
----------------------------------------------                                       ----------------------------------------------
PRIOR YEAR                                                                           PRIOR YEAR
 ACTUAL      ACTUAL       BUDGET      VARIANCE      ACCOUNT DESCRIPTION               ACTUAL       ACTUAL      BUDGET      VARIANCE
--------    ---------     --------    --------      -------------------              --------     --------    --------     --------
                                                    AD SALES
                                                    -------------------
       0            0            0          0       NET EXPENSES FOR DEPARTMENT             0            0           0            0
========     ========     ========    =======                                        ========     ========    ========     ========

                                     IVINS
                          EXPENSE DETAIL BY DEPARTMENT
                                 MARCH 31, 1998

                 CURRENT PERIOD                                                                         YEAR-TO-DATE
----------------------------------------------                                       ----------------------------------------------
PRIOR YEAR                                                                           PRIOR YEAR
 ACTUAL      ACTUAL       BUDGET      VARIANCE      ACCOUNT DESCRIPTION               ACTUAL       ACTUAL      BUDGET      VARIANCE
--------    ---------     --------    --------      -------------------              --------     --------    --------     --------
                                                    MARKETING
                                                    -------------------
      34          256           96        160       REGION MARKETING                       43          464         669         (205)
       0            0           21        (21)      REGION VALUE MARKETING                  0            0          39          (39)
      12           44            4         40       ADVERTISING                            40           66          49           17
--------     --------     --------    -------                                        --------     --------    --------     --------
      46          300          121        179         TOTAL MARKETING EXPENSES             83          531         757         (226)
--------     --------     --------    -------                                        --------     --------    --------     --------
       2            0            4         (4)      DUES & SUBSCRIPTIONS                    9           27          12           15
       1           15          176       (161)      PAY PER VIEW EXPENSES                 282          296         492         (196)
       0            0            0          0       VIDEO GAMES EXPENSES                   54            0           0            0
--------     --------     --------    -------                                        --------     --------    --------     --------
       3           15          180       (165)        TOTAL OTHER EXPENSES                344          323         504         (181)
--------     --------     --------    -------                                        --------     --------    --------     --------
      49          315          301         14       NET EXPENSES FOR DEPARTMENT           427          854       1,261         (407)
========     ========     ========    =======                                        ========     ========    ========     ========

                                     IVINS
                          EXPENSE DETAIL BY DEPARTMENT
                                 MARCH 31, 1998

                 CURRENT PERIOD                                                                         YEAR-TO-DATE
----------------------------------------------                                       ---------------------------------------------
PRIOR YEAR                                                                           PRIOR YEAR
 ACTUAL      ACTUAL       BUDGET      VARIANCE     ACCOUNT DESCRIPTION               ACTUAL       ACTUAL      BUDGET      VARIANCE
--------    ---------     --------    --------     -------------------               --------     --------    --------    --------
                                                   GENERAL & ADMINISTRATION
                                                   ------------------------
     284          417          558       (141)     ALLOCATED PERSONNEL EXPENSE            985        1,177       1,674       (497)
      98          104          139        (35)     ALLOCATED P/R BENEFIT                  241          318         210        108
--------     --------     --------    -------                                        --------     --------    --------   --------
     382          521          697       (176)     TOTAL PERSONNEL COSTS                1,226        1,496       1,884       (388)
--------     --------     --------    -------                                        --------     --------    --------   --------
     271          567          378        189      ALLOCATED DEPARTMENT EXPENSE         1,136        1,323       1,134        189
       0           58            0         58      DUES & SUBSCRIPTIONS                     0          174           0        174
       1            0            0          0      EDUCATION                                1            0           0          0
     224          173          127         46      INSURANCE                              673          447         381         66
     735          382        1,273       (891)     AUDIT & TAXES                        2,204        1,146       3,539     (2,393)
      10           11           16         (5)     ASSOCIATION-DUES                        51           34          50        (16)
       2            2            0          2      ASSOCIATION-LOBBYING                     8            8           0          8
       0            0            0          0      DONATIONS/PUBLIC RELATIONS               0            0           0          0
     369          854          917        (63)     CUSTOMER BILLING                     1,538        1,429       2,757     (1,328)
     123           82          134        (52)     POSTAGE & MESSENGERS                   387          430         404         26
       0            0           13        (13)     TAX & LICENSES                          15            0          39        (39)
      13           15           15          0      FCC USER FEES                           39           45          44          1
       0            0            3         (3)     REREGULATION COSTS                       0            0           9         (9)
     286          307          325        (18)     CATV FRANCHISE                         849          955         968        (13)
       5            1            8         (7)     COPYRIGHT FEES                          14           14          24        (10)
       2            2            0          2      ASCAP LICENSE FEES                       5            6           0          6
     405          461          163        298      BAD DEBT EXPENSE                       713          875         485        390
       0          (27)      (1,376)     1,349      CAP LABOR & OH OTHER                     0         (604)     (2,702)     2,098
       0            0           13        (13)     MISCELLANEOUS EXPENSE                    0            0          39        (39)
--------     --------     --------    -------                                        --------     --------    --------   --------
   2,445        2,889        2,009        880      TOTAL OTHER EXPENSES                 7,634        6,281       7,171       (890)
--------     --------     --------    -------                                        --------     --------    --------   --------
   2,828        3,410        2,706        704      NET EXPENSES FOR DEPARTMENT          8,861        7,777       9,055     (1,278)
========     ========     ========    =======                                        ========     ========    ========   ========

                                     IVINS
                          EXPENSE DETAIL BY DEPARTMENT
                                 MARCH 31, 1998


                  CURRENT PERIOD                                                                   YEAR-TO-DATE
----------------------------------------------------                             -----------------------------------------------
PRIOR YEAR ACTUAL     ACTUAL     BUDGET     VARIANCE     ACCOUNT DESCRIPTION     PRIOR YEAR ACTUAL    ACTUAL   BUDGET   VARIANCE
-----------------     ------     ------     --------     -------------------     -----------------    ------   ------   --------
                                                       PROGRAMMING FEES
                                                       ----------------
           1,987      2,372      2,574         (202)   PRIMARY SATELLITE FEES              5,846       7,231   7,738       (507)
               0          0        151         (151)   PAY PER VIEW                            0           0     290       (290)
               6        101         10           91    PROGRAM GUIDES                        (24)        294      30        264
             641        412        486          (74)   PAY TV FEES                         1,973       1,256   1,422       (166)
              (4)        94          0           94    PAY PER VIEW FEES                     129          94       0         94
              10          5          0            5    VIDEO GAME FEES                        50          15       0         15
-----------------     ------     ------     --------                             -----------------    -------  ------   --------
           2,641      2,984      3,221         (237)   TOTAL OTHER EXPENSES                7,974       8,890   9,480       (590)
-----------------     ------     ------     --------                             -----------------    -------  ------   --------
           2,641      2,984      3,221         (237) NET EXPENSES FOR DEPARTMENT           7,974       8,890   9,480       (590)
=================     ======     ======     ========                             =================    =======  ======   ========

                                     IVINS
                          EXPENSE DETAIL BY DEPARTMENT
                                 MARCH 31, 1998

              CURRENT PERIOD                                                                         YEAR-TO-DATE
-------------------------------------------                                           -------------------------------------------
PRIOR                                                                                 PRIOR
 YEAR                                                                                  YEAR
ACTUAL      ACTUAL      BUDGET     VARIANCE           ACCOUNT DESCRIPTION             ACTUAL      ACTUAL      BUDGET     VARIANCE
------      ------      ------     --------      ------------------------------       ------      ------      ------     --------
                                                 PARTNERSHIP EXPENSE
                                                 ------------------------------
   408         448         529       (81)        ENSTAR ACCTG ALLOCATED EXP            1,173       1,348       1,587        (239)
   480         512         544       (32)        MANAGEMENT FEE                        1,421       1,592       1,618         (26)
 1,552         676           0       676         MISCELLANEOUS OTHER CORP EXP          3,922       2,486           0       2,486
 -----       -----       -----       ---                                               -----       -----       -----       -----
 2,440       1,637       1,073       564           OTHER (INCOME)/EXPENSE, NET         6,516       5,426       3,205       2,221
 -----       -----       -----       ---                                               -----       -----       -----       -----
 2,440       1,637       1,073       564         NET EXPENSES FOR DEPARTMENT           6,516       5,426       3,205       2,221
 =====       =====       =====       ===                                               =====       =====       =====       =====

                                     IVINS
                          EXPENSE DETAIL BY DEPARTMENT
                                 MARCH 31, 1998

              CURRENT PERIOD                                                                         YEAR-TO-DATE
-------------------------------------------                                           -------------------------------------------
PRIOR                                                                                 PRIOR
 YEAR                                                                                  YEAR
ACTUAL      ACTUAL      BUDGET     VARIANCE           ACCOUNT DESCRIPTION             ACTUAL      ACTUAL      BUDGET     VARIANCE
------      ------      ------     --------      ------------------------------       ------      ------      ------     --------
24,572      28,339      35,196       (6,857)     TOTAL SYSTEM EXPENSES                74,370      88,201     109,095    (20,894)
======      ======      ======       ======                                           ======      ======     =======    =======

 5,126       7,596       5,513        2,083      TOTAL OPERATING EXPENSES             18,364      24,574     20,290       4,284
======      ======      ======       ======                                           ======      ======     =======    =======

                               ENSTAR VI B IVINS
                 COMPARATIVE STATEMENT OF CAPITAL EXPENDITURES
                              AS OF MARCH 31, 1998


                                                  IVINS                         IVINS
                                             ONE MONTH ENDED                 YEAR TO DATE

                                          1998      1998      1997      1998      1998      1997
                                        BUDGET    ACTUAL    ACTUAL    BUDGET    ACTUAL    ACTUAL
                                        --------------------------    --------------------------
GENERAL & ADMINISTRATIVE
1210 Land                                    0        0         0          0        0         0
1214 Office Furniture & Equipment            0        0         0          0        0         0
1216 Vehicles                                0        0         0          0        0         0
1218 Computer & Equipment                    0        0         0          0        0         0
1220 Building                                0        0         0          0        0         0
1225 Office/Building Improvement             0        0         0          0        0         0
                                        --------------------------    --------------------------

     TOTAL GENERAL & ADMINISTRATIVE          0        0         0          0        0         0

       TECHNICAL

1231 Tower & Antenna                         0        0         0          0        0         0
1232 Headend Electronic                 14,396        0         0     14,396        0         0
1232 CLI-Headend Electronic                  0        0         0          0        0         0
1233 Headend Building                        0        0         0          0        0         0
1239 Trunk & Distribution U/G            9,780      900       614     26,967    1,965       614
1239 CLI-Trunk & Distribution U/G            0        0       578          0        0       578
1239 Fiber Optic-Trunk & Distribution U/G    0        0         0          0        0         0
1240 Trunk & Distribution O/H                0        0       338          0        0       338
1240 CLI-Trunk & Distribution O/H            0        0         0          0        0         0
1240 Fiber Optic-Trunk & Distribution O/H    0        0         0          0        0         0
1241 Make Ready/Strand                       0        0         0          0        0         0
1245 Subscriber Connect Costs              588      367     1,219        651      297     1,136
1245 CLI-Subscriber Connect Costs            0        0       578          0        0       578
1246 Multi Channel Converter                62        0         0         62        0         0
1247 Addressable Converter                 193        0         0        193        0         0
1248 Remote Control                        121        0         0        133        0         0
1250 Shop Tools & Test Equipment             0        0         0          0        0         0
1251 Construction Equipment                  0        0         0          0        0         0
1253 Earth Stations                          0        0         0          0        0         0
1254 Microwave                               0        0         0          0        0         0
1255 Autos & Trucks                          0        0         0        200        0         0
1257 Video Games Adaptor                     0        0         0          0        0         0
1258 Other                                 200        0         0        600        0         0
                                        --------------------------    --------------------------

     TOTAL TECHNICAL                    25,340    1,268     3,326     43,202    2,261     3,243
                                        --------------------------    --------------------------

     AD SALES

1318 Computer Equipment                      0        0         0          0        0         0
1356 Test Equipment                          0        0         0          0        0         0
1358 Tapes-Blank                             0        0         0          0        0         0
1359 Editing Equipment                       0        0         0          0        0         0
1360 Record & Playback                       0        0         0          0        0         0
1364 Small Tools                             0        0         0          0        0         0
1368 Studio Improvements                     0        0         0          0        0         0
1372 Lighting Equipment                      0        0         0          0        0         0
1380 Community TV Production                 0        0         0          0        0         0
1384 Audio Equipment                         0        0         0          0        0         0
1386 Miscellaneous                           0        0         0          0        0         0
                                        --------------------------    --------------------------

     TOTAL AD SALES                          0        0         0          0        0         0
                                        --------------------------    --------------------------

     TOTAL CAPITAL EXPENDITURES         25,340    1,268     3,326     43,202    2,261     3,243
                                        ==========================    ==========================

                       ENSTAR INCOME/GROWTH PROGRAM SIX-B
                               SUBSCRIBER REPORT
                          MO/YTD AS OF MARCH 31, 1998
                                 SYSTEM: IVINS


 ONE MONTH ENDED                           YEAR TO DATE
 NET GAIN (LOSS)                          NET GAIN (LOSS)           END OF PERIOD

   1998      1997                          1998      1997           1998      1997
--------  --------                      --------  --------       --------  --------
                         BASIC SUBSCRIBERS

      (9)        2       Ivins               (20)       16            310       297
--------  --------                      --------  --------       --------  --------

      (9)        2       TOTAL ACTUAL:       (20)       16            310       297
--------  --------                      --------  --------       --------  --------

       6        25       TOTAL BUDGET:        (4)       59            326       338
========  ========                      ========  ========       ========  ========


                       ENSTAR INCOME/GROWTH PROGRAM SIX-B
                               SUBSCRIBER REPORT
                          MO/YTD AS OF MARCH 31, 1998
                                 SYSTEM: IVINS


 ONE MONTH ENDED                           YEAR TO DATE
 NET GAIN (LOSS)                         NET GAIN (LOSS)            END OF PERIOD

   1998      1997                          1998      1997           1998      1997
--------  --------                      --------  --------       --------  --------
                         PAY SUBSCRIBERS

      (3)        1       Ivins               (15)       (6)            75       106
--------  --------                      --------  --------       --------  --------

      (3)        1       TOTAL ACTUAL:       (15)       (6)            75       106
--------  --------                      --------  --------       --------  --------

      11         9       TOTAL BUDGET:        (1)       22             89       127
========  ========                      ========  ========       ========  ========

                       ENSTAR INCOME/GROWTH PROGRAM SIX-B
                               SUBSCRIBER REPORT
                          MO/YTD AS OF MARCH 31, 1998
                                 SYSTEM: IVINS


 ONE MONTH ENDED                           YEAR TO DATE
 NET GAIN (LOSS)                         NET GAIN (LOSS)            END OF PERIOD

   1998      1997                          1998      1997           1998      1997
--------  --------                      --------  --------       --------  --------
                         MINI-PAY

       0         0       Ivins                 0         0              0         0
--------  --------                      --------  --------       --------  --------

       0         0       TOTAL ACTUAL:         0         0              0         0
--------  --------                      --------  --------       --------  --------

       0         0       TOTAL BUDGET:         0         0              0         0
========  ========                      ========  ========       ========  ========

                       ENSTAR INCOME/GROWTH PROGRAM SIX-B
                               SUBSCRIBER REPORT
                          MO/YTD AS OF MARCH 31, 1998
                                 SYSTEM: IVINS


 ONE MONTH ENDED                           YEAR TO DATE
  NET GAIN (LOSS)                         NET GAIN (LOSS)           END OF PERIOD

   1998      1997                          1998      1997           1998      1997
--------  --------                      --------  --------       --------  --------
                           EXPANDED TIER

      (8)        2       Ivins               (24)       15            289       280
--------  --------                      --------  --------       --------  --------

      (8)        2       TOTAL ACTUAL:       (24)       15            289       280
--------  --------                      --------  --------       --------  --------

      12        24       TOTAL BUDGET:        (4)       56            309       319
========  ========                      ========  ========       ========  ========


                       ENSTAR INCOME/GROWTH PROGRAM SIX-B
                               SUBSCRIBER REPORT
                          MO/YTD AS OF MARCH 31, 1998
                                 SYSTEM: IVINS



 ONE MONTH ENDED                           YEAR TO DATE
  NET GAIN (LOSS)                         NET GAIN (LOSS)           END OF PERIOD

   1998      1997                          1998      1997           1998      1997
--------  --------                      --------  --------       --------  --------
                    RADIO SERVICES
                    --------------
       0         0     Ivins                  (2)       (1)             9        14
--------  --------                      --------  --------       --------  --------

       0         0       TOTAL ACTUAL:        (2)       (1)             9        14
--------  --------                      --------  --------       --------  --------

       2         1       TOTAL BUDGET:         0         3             11        18
========  ========                      ========  ========       ========  ========

                       ENSTAR INCOME/GROWTH PROGRAM SIX-B
                               SUBSCRIBER REPORT
                          MO/YTD AS OF MARCH 31, 1998
                                 SYSTEM: IVINS


 ONE MONTH ENDED                           YEAR TO DATE
  NET GAIN (LOSS)                         NET GAIN (LOSS)           END OF PERIOD

   1998      1997                          1998      1997           1998      1997
--------  --------                      --------  --------       --------  --------
                      COMMERCIAL
                      ----------
       0         0     Ivins                   0         0              1         1
--------  --------                      --------  --------       --------  --------

       0         0        TOTAL ACTUAL:        0         0              1         1
--------  --------                      --------  --------       --------  --------

       0         0        TOTAL BUDGET:        0         0              1         1
========  ========                      ========  ========       ========  ========

                       ENSTAR INCOME/GROWTH PROGRAM SIX-B
                               SUBSCRIBER REPORT
                          MO/YTD AS OF MARCH 31, 1998
                                 SYSTEM: IVINS


 ONE MONTH ENDED                           YEAR TO DATE
  NET GAIN (LOSS)                         NET GAIN (LOSS)           END OF PERIOD

   1998      1997                          1998      1997           1998      1997
--------  --------                      --------  --------       --------  --------
                   NEW PRODUCT TIER 1
                   ------------------
     (12)        3     Ivins                 (29)       14            258       260
--------  --------                      --------  --------       --------  --------

     (12)        3        TOTAL ACTUAL:      (29)       14            258       260
--------  --------                      --------  --------       --------  --------

      14        22        TOTAL BUDGET:       (3)       52            284       296
========  ========                      ========  ========       ========  ========

                       ENSTAR INCOME/GROWTH PROGRAM SIX-B
                               SUBSCRIBER REPORT
                          MO/YTD AS OF MARCH 31, 1998
                                 SYSTEM: IVINS


 ONE MONTH ENDED                           YEAR TO DATE
  NET GAIN (LOSS)                         NET GAIN (LOSS)           END OF PERIOD

   1998      1997                          1998      1997           1998      1997
--------  --------                      --------  --------       --------  --------
                   NEW PRODUCT TIER 2
                   ------------------
       0         0   Ivins                     0         0              0         0
--------  --------                      --------  --------       --------  --------

       0         0       TOTAL ACTUAL:         0         0              0         0
--------  --------                      --------  --------       --------  --------

       0         0       TOTAL BUDGET:         0         0              0         0
========  ========                      ========  ========       ========  ========

                       ENSTAR INCOME/GROWTH PROGRAM SIX-B
                               SUBSCRIBER REPORT
                          MO/YTD AS OF MARCH 31, 1998
                                 SYSTEM: IVINS


 ONE MONTH ENDED                           YEAR TO DATE
  NET GAIN (LOSS)                         NET GAIN (LOSS)           END OF PERIOD

   1998      1997                          1998      1997           1998      1997
--------  --------                      --------  --------       --------  --------
                    REMOTE
                    ------
      (6)        2    Ivins                  (18)       17            110       124
--------  --------                      --------  --------       --------  --------

      (6)        2       TOTAL ACTUAL:       (18)       17            110       124
--------  --------                      --------  --------       --------  --------

      10        10       TOTAL BUDGET:        (2)       23            126       130
========  ========                      ========  ========       ========  ========

                       ENSTAR INCOME/GROWTH PROGRAM SIX-B
                               SUBSCRIBER REPORT
                          MO/YTD AS OF MARCH 31, 1998
                                 SYSTEM: IVINS


 ONE MONTH ENDED                           YEAR TO DATE
  NET GAIN (LOSS)                         NET GAIN (LOSS)           END OF PERIOD

   1998      1997                          1998      1997           1998      1997
--------  --------                      --------  --------       --------  --------
                    CONVERTERS
                    ----------
      (7)        1    Ivins                  (17)       14             89       104
--------  --------                      --------  --------       --------  --------

      (7)        1      TOTAL ACTUAL:        (17)       14             89       104
--------  --------                      --------  --------       --------  --------

       9         8      TOTAL BUDGET:         (1)       19            105       109
========  ========                      ========  ========       ========  ========

                       ENSTAR INCOME/GROWTH PROGRAM SIX-B
                               SUBSCRIBER REPORT
                          MO/YTD AS OF MARCH 31, 1998
                                 SYSTEM: IVINS


 ONE MONTH ENDED                           YEAR TO DATE
  NET GAIN (LOSS)                         NET GAIN (LOSS)           END OF PERIOD

   1998      1997                          1998      1997           1998      1997
--------  --------                      --------  --------       --------  --------
                   MAINTENANCE CONTRACT
                   --------------------
      (3)       (1)  Ivins                    (9)       (7)            44        83
--------  --------                      --------  --------       --------  --------

      (3)       (1)     TOTAL ACTUAL:         (9)       (7)            44        83
--------  --------                      --------  --------       --------  --------

       1         8      TOTAL BUDGET:         (5)       19             48       109
========  ========                      ========  ========       ========  ========

                       ENSTAR INCOME/GROWTH PROGRAM SIX-B
                               SUBSCRIBER REPORT
                          MO/YTD AS OF MARCH 31, 1998
                                 SYSTEM: IVINS


 ONE MONTH ENDED                           YEAR TO DATE
  NET GAIN (LOSS)                         NET GAIN (LOSS)           END OF PERIOD

   1998      1997                          1998      1997           1998      1997
--------  --------                      --------  --------       --------  --------
                   VIDEO GAMES
                   -----------
       0         0   Ivins                     0        (4)             1         2
--------  --------                      --------  --------       --------  --------

       0         0      TOTAL ACTUAL:          0        (4)             1         2
--------  --------                      --------  --------       --------  --------

       0         0      TOTAL BUDGET:          0         1              0         7
========  ========                      ========  ========       ========  ========

                       ENSTAR INCOME/GROWTH PROGRAM SIX-B
                               SUBSCRIBER REPORT
                          MO/YTD AS OF MARCH 31, 1998
                                 SYSTEM: IVINS


 ONE MONTH ENDED                           YEAR TO DATE
  NET GAIN (LOSS)                         NET GAIN (LOSS)           END OF PERIOD

   1998      1997                          1998      1997           1998      1997
--------  --------                      --------  --------       --------  --------
                  ADDITIONAL OUTLETS
                  ------------------
       5        15  Ivins                     (3)       42            603       528
--------  --------                      --------  --------       --------  --------

       5        15     TOTAL ACTUAL:          (3)       42            603       528
--------  --------                      --------  --------       --------  --------

       1        44     TOTAL BUDGET:          (7)      103            599       589
========  ========                      ========  ========       ========  ========

                                 SEC FORM 10-Q

                          QUARTER ENDED MARCH 31, 1998




















                                                         HPC Puckett & Company

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                          ---------------------------

                                   FORM 10-Q

(MARK ONE)

[X]  QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES
     EXCHANGE ACT OF 1934

For the quarterly period ended  March 31, 1998
                               --------------------
                                       OR

[ ]  TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
     SECURITIES EXCHANGE ACT OF 1934

For the transition period from                 to
                               ---------------    ---------------

                                    Commission File Number  0-18495
                                                            ---------

                           Enstar Income/Growth Program Six-B, L.P.
------------------------------------------------------------------------------------------------
                     (Exact name of Registrant as specified in its charter)

                  Georgia                                              58-1754588
-------------------------------------------            -----------------------------------------
     (State or other jurisdiction of                    (I.R.S. Employer Identification Number)
      incorporation or organization)

  10900 Wilshire Boulevard - 15th Floor
        Los Angeles, California                                         90024
-------------------------------------------            -----------------------------------------
 (Address of principal executive offices)                             (Zip Code)


Registrant's telephone number, including area code:    (310) 824-9990
                                                    -----------------------

------------------------------------------------------------------------------------------------
 Former name, former address and former fiscal year, if changed since last report.


      Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes [X] No [ ]

                         PART I - FINANCIAL INFORMATION

                    ENSTAR INCOME/GROWTH PROGRAM SIX-B, L.P.

                            CONDENSED BALANCE SHEETS
                    ========================================

                                                                                 December 31,          March 31,
                                                                                    1997*                1998
                                                                                 ------------          ---------
                                                                                                      (Unaudited)
ASSETS:
  Cash and cash equivalents                                                        $  304,800         $  381,500

  Accounts receivable, less allowance of $2,500 and
    $2,200 for possible losses                                                        101,500             60,500

  Prepaid expenses and other assets                                                    48,800             63,200

  Property, plant and equipment, less accumulated
    depreciation and amortization of $3,244,600 and $3,409,900                      3,477,400          3,517,200

  Franchise cost, net of accumulated
    amortization of $2,615,600 and $2,705,800                                       1,714,100          1,626,600

  Intangible costs, net of accumulated amortization
    of $380,800 and $397,200                                                          248,100            233,700
                                                                                   ----------         ----------
                                                                                   $5,894,700         $5,882,700
                                                                                   ==========         ==========
                                       LIABILITIES AND PARTNERSHIP CAPITAL
                                       -----------------------------------

LIABILITIES:
  Accounts payable                                                                 $  176,500         $  145,300
  Due to affiliates                                                                   430,300            432,000
  Note payable - affiliate                                                          1,750,000          1,750,000
                                                                                   ----------         ----------

    TOTAL LIABILITIES                                                               2,356,800          2,327,300
                                                                                   ----------         ----------
COMMITMENTS AND CONTINGENCIES

PARTNERSHIP CAPITAL (DEFICIT):
  General partners                                                                    (37,300)           (37,100)
  Limited partners                                                                  3,575,200          3,592,500
                                                                                   ----------         ----------

    TOTAL PARTNERSHIP CAPITAL                                                       3,537,900          3,555,400
                                                                                   ----------         ----------

                                                                                   $5,894,700         $5,882,700
                                                                                   ==========         ==========


               *As presented in the audited financial statements.
           See accompanying notes to condensed financial statements.

                    ENSTAR INCOME/GROWTH PROGRAM SIX-B, L.P.

                       CONDENSED STATEMENTS OF OPERATIONS

                    ========================================

                                                  Unaudited
                                            ---------------------
                                              Three months ended
                                                   March 31,
                                            ---------------------
                                              1997         1998
                                            --------     --------
REVENUES                                    $730,800     $753,600
                                            --------     --------
OPERATING EXPENSES:
  Service costs                              240,100      259,100
  General and administrative expenses        100,100       99,100
  General Partner management fees
    and reimbursed expenses                   66,300       67,500
  Depreciation and amortization              271,200      272,400
                                            --------     --------
                                             677,700      698,100
OPERATING INCOME                            --------     --------
                                              53,100       55,500
                                            --------     --------
OTHER INCOME (EXPENSE):
  Interest income
  Interest expense                             2,100        3,100
                                             (33,100)     (41,100)
                                            --------     --------
                                             (31,000)     (38,000)
NET INCOME                                  --------     --------
                                            $ 22,100     $ 17,500
Net income allocated to General Partners    ========     ========
                                            $    200     $    200
Net income allocated to Limited Partners    ========     ========
                                            $ 21,900     $ 17,300
NET INCOME PER UNIT OF LIMITED              ========     ========
  PARTNERSHIP INTEREST
                                            $   0.60     $   0.47
AVERAGE LIMITED PARTNERSHIP                 ========     ========
  UNITS OUTSTANDING DURING PERIOD
                                              36,626       36,626
                                            ========     ========


           See accompanying notes to condensed financial statements.

                    ENSTAR INCOME/GROWTH PROGRAM SIX-B, L.P.

                            STATEMENTS OF CASH FLOWS

                    ========================================

                                                             UNAUDITED
                                                      -----------------------
                                                         THREE MONTHS ENDED
                                                             MARCH 31,
                                                      -----------------------
                                                         1997          1998
                                                      ---------     ---------
CASH FLOWS FROM OPERATING ACTIVITIES:
 Net income                                           $  22,100     $  17,500
 Adjustments to reconcile net income to net cash
  provided by operating activities:
    Depreciation and amortization                       271,200       272,400
    Amortization of deferred loan costs                     500         2,300
    Increase (decrease) from changes in:
      Receivables                                       236,400        41,000
      Prepaid expenses and other assets                   3,700       (14,400)
      Accounts payable                                   35,900       (31,200)
                                                      ---------     ---------
        Net cash provided by operating activities       569,800       287,600
                                                      ---------     ---------
CASH FLOWS FROM INVESTING ACTIVITIES:
 Capital expenditures                                  (147,200)     (208,000)
 Increase in intangible assets                             (400)       (4,600)
                                                      ---------     ---------
        Net cash used in investing activities          (147,600)     (212,600)
                                                      ---------     ---------
CASH FLOWS FROM FINANCING ACTIVITIES:
 Due to affiliates                                     (570,500)        1,700
                                                      ---------     ---------
INCREASE (DECREASE) IN CASH AND CASH
 EQUIVALENTS                                           (148,300)       76,700

CASH AND CASH EQUIVALENTS
 AT BEGINNING OF PERIOD                                 353,500       304,800
                                                      ---------     ---------
CASH AND CASH EQUIVALENTS
 AT END OF PERIOD                                     $ 205,200     $ 381,500
                                                      =========     =========


           See accompanying notes to condensed financial statements.

                    ENSTAR INCOME/GROWTH PROGRAM SIX-B, L.P.

                    NOTES TO CONDENSED FINANCIAL STATEMENTS

                    ========================================

1.    INTERIM FINANCIAL STATEMENTS

      The accompanying condensed interim financial statements for the three months ended March 31, 1998 and 1997 are unaudited. These condensed interim financial statements should be read in conjunction with the audited financial statements and notes thereto included in the Partnership's latest Annual Report on Form 10-K. In the opinion of management, such statements reflect all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of the results of such periods. The results of operations for the three months ended March 31, 1998 are not necessarily indicative of results for the entire year.

2.    TRANSACTIONS WITH THE GENERAL PARTNERS AND AFFILIATES

      The Partnership has a management and service agreement with a wholly owned subsidiary of the Corporate General Partner (the "Manager") for a monthly management fee of 5% of revenues, excluding revenues from the sale of cable television systems or franchises. Management fee expense approximated $37,700 for the three months ended March 31, 1998.

      In addition to the monthly management fee described above, the Partnership reimburses the Manager for direct expenses incurred on behalf of the Partnership and for the Partnership's allocable share of operational costs associated with services provided by the Manager. All cable television properties managed by the Corporate General Partner and its subsidiary are charged a proportionate share of these expenses. The Corporate General Partner has contracted with Falcon Holding Group, L.P. ("FHGLP"), an affiliated partnership, to provide corporate management services for the Partnership. Corporate office allocations and district office expenses are charged to the properties served based primarily on the respective percentage of basic subscribers or homes passed (dwelling units within a system) within the designated service areas. The total amount charged to the Partnership for these services approximated $29,800 for the three months ended March 31, 1998. the payment of management fees and reimbursed expenses was deferred in prior years. On September 30, 1997, the Partnership obtained new financing and subsequently used such borrowings and other available cash to pay $387,500 of its previously deferred management fees and reimbursed expenses, which approximated $632,100. The remainder of these deferred amounts, $244,600, was contributed as an equity contribution by the Corporate General Partner to its subsidiary, Enstar Finance Company, LLC ("EFC"), and remains an outstanding obligation of the Partnership.

      The Partnership also receives certain system operating management services from affiliates of the Corporate General Partner in addition to the Manager due to the fact that there are no employees directly employed by the Partnership. The Partnership reimburses the affiliates for its allocable share of the affiliates' operational costs. The total amount charged to the Partnership for these costs approximated $66,100 for the three months ended March 31, 1998. No management fee is payable to the affiliates by the Partnership and there is no duplication of reimbursed expenses and costs paid to the Manager.

                    ENSTAR INCOME/GROWTH PROGRAM SIX-B, L.P.

                    NOTES TO CONDENSED FINANCIAL STATEMENTS

                    =======================================

2.     TRANSACTIONS WITH THE GENERAL PARTNERS AND AFFILIATES (Continued)


       Certain programming services have been purchased through an affiliate of the Partnership. In turn, the affiliate charges the Partnership for these costs based on an estimate of what the Corporate General Partner could negotiate for such programming services for the 15 partnerships managed by the Corporate General Partner as a group. The Partnership recorded programming fee expense of $146,700 for the three months ended March 31, 1998. Programming fees are included in service costs in the statements of operations.


3.     POTENTIAL LIQUIDATION OF PARTNERSHIP ASSETS


       The Partnership is required by provisions in its franchise agreements to upgrade three of its cable systems in Georgia at an approximate cost of $2.9 million. The Partnership has insufficient borrowing capacity available under its current credit facility (approximately $779,000) and is unable to seek adequate sources of capital due to limitations on indebtedness imposed by the partnership agreement. The partnership agreement provides that without the approval of the holders of a majority of the Partnership's limited partnership units, the Partnership may not incur borrowings unless the amount of such borrowings together with all outstanding borrowings does not exceed 33% of the original capital raised by the Partnership, or a maximum of $3,052,500 permitted debt outstanding. In order to obtain the appropriate amount of capital to upgrade the Partnership's systems as discussed below, this provision of the partnership agreement would need to be amended to increase the Partnership's leverage. The Partnership does not intend to seek such an amendment to the partnership agreement. The Partnership has concluded that it is not able to obtain the necessary capital to complete its franchise required upgrades and, accordingly, has initiated discussions with a business broker to sell the assets of the Partnership. The Partnership believes the sale of these assets would allow the Partnership to pay off its bank debt and other obligations and liquidate as soon as practicable thereafter. However, there can be no assurance that the Partnership's systems can be sold at an acceptable price, if at all. The Corporate General Partner or its affiliates may purchase the Partnership's cable systems depending upon the offers received from prospective unaffiliated buyers. Any such sale would require the consent of the holders of a majority of the Partnership's limited partnership units and, if such sale were to the Corporate General Partner or an affiliate thereof, would require an amendment to the partnership agreement.


4.     EARNINGS PER UNIT OF LIMITED PARTNERSHIP INTEREST


       Earnings and losses per unit of limited partnership interest is based on the average number of units outstanding during the periods presented. For this purpose, earnings and losses have been allocated 99% to the Limited Partners and 1% to the General Partners. The General Partners do not own units of partnership interest in the Partnership, but rather hold a participation interest in the income, losses and distributions of the Partnership.

                    ENSTAR INCOME/GROWTH PROGRAM SIX-B, L.P.


ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS


INTRODUCTION


       The Cable Television Consumer Protection and Competition Act of 1992 (the "1992 Cable Act") required the Federal Communications Commission ("FCC") to, among other things, implement extensive regulation of the rates charged by cable television systems for basic and programming service tiers, installation, and customer premises equipment leasing. Compliance with those rate regulations has had a negative impact on the Partnership's revenues and cash flow. The Telecommunications Act of 1996 (the "1996 Telecom Act") substantially changed the competitive and regulatory environment for cable television and telecommunications service providers. Among other changes, the 1996 Telecom Act provides that the regulation of cable programming service tier ("CPST") rates will be terminated on March 31, 1999. Because cable service rate increases have continued to outpace inflation under the FCC's existing regulations, the Partnership expects Congress and the FCC to explore additional methods of regulating cable service rate increases, including deferral or repeal of the March 31, 1999 termination of CPST rate regulation. There can be no assurance as to what, if any, further action may be taken by the FCC, Congress or any other regulatory authority or court, or the effect thereof on the Partnership's business. Accordingly, the Partnership's historical financial results as described below are not necessarily indicative of future performance.

       This Report includes certain forward looking statements regarding, among other things, future results of operations, regulatory requirements, competition, capital needs and general business conditions applicable to the Partnership. Such forward looking statements involve risks and uncertainties including, without limitation, the uncertainty of legislative and regulatory changes and the rapid developments in the competitive environment facing cable television operators such as the Partnership. In addition to the information provided herein, reference is made to the Partnership's Annual Report on Form 10-K for the year ended December 31, 1997 for additional information regarding such matters and the effect thereof on the Partnership's business.


RESULTS OF OPERATIONS


       The Partnership's revenues increased from $730,800 to $753,600, or by 3.1%, for the three months ended March 31, 1998 as compared to the corresponding period in 1997. Of the $22,800 increase, $19,600 was due to increases in regulated service rates that were implemented by the Partnership in 1997 and $9,900 was due to increases in the number of subscriptions for basic and premium services. These increases were partially offset by a decrease of $6,700 in other revenue producing items such as incentive fees from programmers and advertising sales revenue. As of March 31, 1998, the Partnership had approximately 7,300 basic subscribers and 1,800 premium service units.

       Service costs increased from $240,100 to $259,100 or by 7.9%, for the three months ended March 31, 1998 as compared to the corresponding period in 1997. Service costs represent costs directly attributable to providing cable services to customers. The increase was primarily due to increases in programming fees resulting from higher rates charged by program suppliers.

                    ENSTAR INCOME/GROWTH PROGRAM SIX-B, L.P.

     General and administrative expenses decreased from $100,100 to $99,100, or by 1.0%, for the three months ended March 31, 1998 as compared to the corresponding period in 1997. The decrease was primarily due to lower insurance expense and personnel costs.

     Management fees and reimbursed expenses increased from $66,300 to $67,500, or by 1.8%, for the three months ended March 31, 1998 as compared to the corresponding period in 1997. Management fees increased in direct relation to increased revenues as described above. Reimbursed expenses remained relatively unchanged.

     Operating income before income taxes, depreciation and amortization (EBITDA) is a commonly used financial analysis tool for measuring and comparing cable television companies in several areas, such as liquidity, operating performance and leverage. EBITDA as a percentage of revenues decreased from 44.4% to 43.5% during the three months ended March 31, 1998 compared to the corresponding period in 1997. The decrease for the quarter was primarily due to increased programming fees as discussed above. EBITDA increased from $324,300 to $327,900, or by 1.1% during the three months ended March 31, 1998 as compared to the corresponding period in 1997. EBITDA should be considered in addition to and not as a substitute for net income and cash flows determined in accordance with generally accepted accounting principles as an indicator of financial performance and liquidity.

     Depreciation and amortization expense remained relatively unchanged, increasing from $271,200 to $272,400 (less than one percent), for the quarter ended March 31, 1998 as compared to the corresponding period in 1997.

     Operating income increased from $53,100 to $55,500, or by 4.5%, for the three months ended March 31, 1998 as compared to the corresponding period in 1997. The increase was primarily due to increases in revenues as described above.

     Interest expense, net of interest income, increased from $31,000 to $38,000, or by 22.6%, for the three months ended March 31, 1998 as compared to the corresponding period in 1997. The increase was primarily due to an increase in average borrowings in the first three months of 1998 as compared to the corresponding period in 1997.

     Due to the factors described above, the Partnership's net income decreased from $22,100 to $17,500, or by 20.8%, for the three months ended March 31, 1998 as compared to the first three months of 1997.

LIQUIDITY AND CAPITAL RESOURCES

     The Partnership's primary objective, having invested its net offering proceeds in cable systems, is to distribute to its partners all available cash flow from operations and proceeds from the sale of cable systems, if any, after providing for expenses, debt service and capital requirements relating to the expansion, improvement and upgrade of its cable systems.

                    ENSTAR INCOME/GROWTH PROGRAM SIX-B, L.P.

     As of the date of this Report, substantially all of the available channel capacity in the Partnership's systems is being utilized and each of such systems requires upgrading. The desired upgrade program is presently estimated to require aggregate capital expenditures of approximately $7.5 million. These upgrades cover seven franchise areas in Georgia and are currently required in three existing franchise agreements. The cost to upgrade the three franchise areas is estimated to be approximately $2.9 million and must be completed by February and May 1999, respectively. Two of the remaining four franchise agreements are under negotiation for renewal. Capital expenditures amounted to $208,000 during the first three months of 1998. As discussed below, the Partnership does not have access to the funds necessary to complete any of such upgrades.

     On September 30, 1997, the Partnership entered into a loan agreement with EFC for a revolving loan facility of $2,528,900 (the "Facility") of which $1,750,000 was advanced to the Partnership at closing. Such funds together with available cash were used to repay the Partnership's previous note payable balance of $1,077,100 and related interest expense, deferred management fees and reimbursed expenses of $387,500 due the Corporate General Partner and deferred programming fees of $408,000 owed to an affiliated partnership.

     The Partnership's Facility will mature on August 31, 2001, at which time all funds previously advanced will be due in full. Borrowings bear interest at the lender's base rate (8.5% at March 31, 1998) plus 0.625%, or at an offshore rate plus 1.875%. The Partnership is permitted to prepay amounts outstanding under the Facility at any time without penalty, and is able to reborrow throughout the term of the Facility up to the maximum commitment then available so long as no event of default exists. If the Partnership has assets in excess of a specified amount, the Partnership is required to make mandatory prepayments under the Facility. Such prepayments permanently reduce the maximum commitment under the Facility.

     The Facility contains certain financial tests and other covenants including, among others, restrictions on incurrence of indebtedness, investments, sales of assets, acquisitions and other covenants, defaults and conditions. The Partnership believes it was in compliance with the covenants at March 31, 1998.

     The Facility does not restrict the payment of distributions to partners unless an event of default exists thereunder or the ratio of debt to cash flow is greater than 4 to 1. As previously disclosed, however, in response to the FCC's amended rate regulation rules and the Partnership's capital expenditure requirements, distributions to Unitholders were discontinued in July 1994. As stated at the time of the announcement of this decision, the Partnership believes that it is critical to preserve its liquidity through the retention of cash. As a result, and because of the pending system upgrade requirements discussed above, the Partnership does not anticipate paying distributions at any time in the foreseeable future.

     The Corporate General Partner contributed $244,600 or its $632,100 receivable balance from the Partnership for past due management fees and reimbursed expenses as an equity contribution to EFC. As a result, this balance was not repaid on September 30, 1997 and remains an outstanding obligation of the Partnership.

                    ENSTAR INCOME/GROWTH PROGRAM SIX-B, L.P.

     The Partnership has relatively little borrowing capacity remaining under the Facility and would require additional sources of capital to undertake its upgrade program. The partnership agreement, however, contains certain limitations on the Partnership's indebtedness. The partnership agreement provides that without the approval of the holders of a majority of the Partnership's limited partnership units, the Partnership may not incur any borrowings unless the amount of such borrowings together with all outstanding borrowings does not exceed 33% of the original capital raised by the Partnership, or a maximum of $3,052,500 permitted debt outstanding. In order to obtain the appropriate amount of capital to upgrade the Partnership's systems as discussed above, this provision of the partnership agreement would need to be amended to increase the Partnership's leverage. The Partnership does not intend to seek such an amendment to the partnership agreement. The Partnership has concluded that it is not able to obtain the necessary capital to complete its franchise required upgrades and, accordingly, has initiated discussions with a business broker to sell the assets of the Partnership. However, there can be no assurance that the Partnership's assets can be sold at an acceptable price, if at all. The Corporate General Partner or its affiliates may purchase the Partnership's cable systems depending upon the offers received from prospective unaffiliated buyers. Any such sale would require the consent of the holders of a majority of the Partnership's limited partnership units and, if such sale were to the Corporate General Partner or an affiliate thereof, would require an amendment to the partnership agreement.

     Beginning in August 1997, the Partnership elected to self-insure its cable distribution plant and subscriber connections against property damage as well as possible business interruptions caused by such damage. The decision to self-insure was made due to significant increases in the cost of insurance coverage and decreases in the amount of insurance coverage available.

     While the Partnership has made the election to self-insure for these risks based upon a comparison of historical damage sustained over the past five years with the cost and amount of insurance currently available, there can be no assurance that future self-insured losses will not exceed prior costs of maintaining insurance for these risks. Approximately 90% of the Partnership's subscribers are served by its system in Villa Rica, Georgia and neighboring communities. Significant damage to the system due to seasonal weather conditions or other events could have a material adverse effect on the Partnership's liquidity and cash flows. The Partnership continues to purchase insurance coverage in amounts its management views as appropriate for all other property, liability, automobile, workers' compensation and other types of insurable risks.

     The "Year 2000" issue refers to certain contingencies that could result from computer programs being written using two digits rather than four to define the year. Many existing computer systems, including certain of the Partnership's computer systems, process transactions based on two digits for the year of the transaction (for example, "98" for 1998). These computer systems may not operate effectively when the last two digits become "00," as will occur on January 1, 2000.

     The Corporate General Partner has commenced an assessment of the Partnership's Year 2000 business risks and its exposure to computer systems, to operating equipment which is date sensitive and to the interface systems of its vendors and service providers. Based on a preliminary study, the Corporate General Partner has concluded that certain of the Partnership's information systems were not Year 2000 compliant and has elected to replace such software and hardware with Year 2000 compliant applications and

                    ENSTAR INCOME/GROWTH PROGRAM SIX-B, L.P.

equipment, although the decision to replace major portions of such software and hardware had previously been made without regard to the Year 2000 issue. The Corporate General Partner expects to install substantially all of the new systems in 1998, with the remaining systems to be installed in the first half of 1999. The total anticipated cost, including replacement software and hardware, will be borne by FHGLP.

     In addition to evaluating internal systems, the Corporate General Partner has also initiated communications with third party vendors and service suppliers to determine the extent to which the Partnership's interface systems are vulnerable should those third parties fail to solve their own Year 2000 problems on a timely basis. There can be no assurance that the systems of other companies on which the Partnership's systems rely will be timely converted and that the failure to do so would not have an adverse impact on the Partnership's systems. The Corporate General Partner continues to closely monitor Year 2000 developments with vendors and service suppliers.

     THREE MONTHS ENDED MARCH 31, 1998 AND 1997

     Cash provided by operating activities decreased by $282,200 in the three months ended March 31, 1998 as compared to the corresponding period in 1997. Changes in receivables and prepaid expenses provided $213,500 less cash in the first three months of 1998 than in the corresponding period in 1997 primarily due to the collection of an insurance claim in the first quarter of 1997. The Partnership used $67,100 more cash for accounts payable due to differences in the timing of payments.

     The Partnership used $65,000 more cash in investing activities during the three months ended March 31, 1998 than in the corresponding period in 1997 due to a $60,800 increase in expenditures for tangible assets and a $4,200 increase for intangible assets. Financing activities used $572,200 less cash in the first three months of 1998 than in the corresponding period in 1997. In the first quarter of 1997, the Partnership paid $570,500 of past due amounts owed to the Corporate General Partner and an affiliate for previously deferred management fees, reimbursed expenses and programming fees.

INFLATION

     Certain of the Partnership's expenses, such as those for equipment repair and replacement, billing and marketing generally increase with inflation. However, the Partnership does not believe that its financial results have been, or will be, adversely affected by inflation in a material way, provided that it is able to increase its service rates periodically, of which there can be no assurance.

                    ENSTAR INCOME/GROWTH PROGRAM SIX-B, L.P.

PART II.            OTHER INFORMATION


ITEMS 1-5.          Not applicable.

ITEM 6.             Exhibits and Reports on Form 8-K

                    (a)  None.

                    (b) No reports on Form 8-K were filed during the quarter for which this report is filed.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.


                    ENSTAR INCOME/GROWTH PROGRAM SIX-B, L.P.

                         a GEORGIA LIMITED PARTNERSHIP
                         -----------------------------
                                  (Registrant)


                                           By: ENSTAR COMMUNICATIONS CORPORATION
                                               General Partner



Date: May 15, 1998                         By: /s/  Michael K. Menerey
                                               -----------------------
                                                    Michael K. Menerey,
                                                    Executive Vice President,
                                                    Chief Financial Officer and
                                                    Secretary

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.


                    ENSTAR INCOME/GROWTH PROGRAM SIX-B, L.P.

                         a GEORGIA LIMITED PARTNERSHIP
                         -----------------------------
                                  (Registrant)


                                           By: ENSTAR COMMUNICATIONS CORPORATION
                                               General Partner



Date: May 15, 1998                         By:
                                               -----------------------
                                               Michael K. Menerey,
                                               Executive Vice President,
                                               Chief Financial Officer and
                                               Secretary

                                   EXHIBIT 3


                             OPERATING INFORMATION

                     o  Statistical Summary

                     o  Service Rates by Location

                     o  Channel Line-Ups by Location

                     o  Retransmission/Must-Carry Summaries

                              STATISTICAL SUMMARY

-------------------------------------------------------------------------------
                                FALCON CABLE TV
                       STATISTICAL SUMMARY BY PARTNERSHIP
                                   MARCH 1998
-------------------------------------------------------------------------------

                                                                   HOMES     PLANT MILES      CHANNEL    CHANNEL
REGION            HEADEND               BASIC    EBU   PREMIUM    PASSED     OH       UG      CAPACITY    IN USE
----------------------------------------------------------------------------------------------------------------
ENSTAR
------
FISK, MO         FISK, MO                  89      0        23       170      3.00     0.00      12         12
                 QULIN, MO                123      0        38       250      8.00     0.00      12         12
                 ROCKWOOD POINT, MO        89      6        23       200      5.00     0.00      12         12
                 WAPPAPELLO, MO            88      0        20       150      5.50     0.00      12         12
                                        -----    ---   -------    ------    ------    -----
                                          389      6       104       770     21.50     0.00
IVINS, UT        ST. GEORGE, UT           310     39        75       887      8.98    16.27      43         43
                                        -----    ---   -------    ------    ------    -----
                                          310     39        75       887      8.98    16.27
VILLA RICA, GA   VILLA RICA, GA         6,620    115     1,645     9,640    356.10    19.30      35         35
                                        -----    ---   -------    ------    ------    -----
                                        6,620    115     1,645     9,640    356.10    19.30
                                        -----    ---   -------    ------    ------    -----
                       ENSTAR TOTAL     7,319    160     1,824    11,297    386.58    35.57
                                        =====    ===   =======    ======    ======    =====

                                 SERVICE RATES

                                  BY LOCATION

                               ENSTAR VI-B, LTD.

                              VILLA RICA, GEORGIA
                           SERVICE RATE SCHEDULES(1)

===============================================================================
                                       EFFECTIVE          EFFECTIVE
                                        10/1/96            10/1/97
                                     ---------------    -----------------
SERVICES:
Basic(2)                             $18.13 - $20.39      $18.73 - $20.91
Expanded Tier(2)                      $4.41 - $5.82        $4.39 - $5.87
Satellite Package                         $7.04              $7.50
Total Service                        $30.99 - $31.96      $32.10 - $32.80

PREMIUM SERVICES (a la carte):
Cinemax                                  $11.95             $11.95
HBO                                      $11.95             $11.95
The Movie Channel                        $11.95             $11.95
Showtime                                 $11.95             $11.95

OTHER SERVICES:
Additional Outlet-Basic                    Free               Free
Additional Outlet-Premium           50% of 1st outlet        $2.00
Installation/Service (per hour)          $45.00             $65.00
Non-Addressable Converter                 $0.76              $0.78
Radio Service                             $1.95              $1.95
Wire Maintenance Agreement                $1.50              $0.82
Cable Program Guide                       $1.75              $1.75
Late Fee (assessed after 45 days)         $5.00              $5.00
Returned Check Fee                       $20.00             $20.00


===============================================================================
(1) Rates exclude franchise fees.
(2) Basic and Expanded Tier rates differ among franchise area. See following page for a breakdown of rates by franchise area.

                               ENSTAR VI-B, LTD.

                              VILLA RICA, GEORGIA
                    SERVICE RATE SCHEDULES BY FRANCHISE AREA


                            EFFECTIVE 10/1/96                       EFFECTIVE 10/1/97
                    -----------------------------------     -----------------------------------
                     BASIC  EXPANDED   SATELLITE             BASIC  EXPANDED   SATELLITE
                    SERVICE   TIER      PACKAGE   TOTAL     SERVICE   TIER      PACKAGE   TOTAL
                    ------- --------   ---------  -----     ------- ---------  ---------  -----

Bowdon              $18.13    $5.82     $7.04     $30.99    $18.73    $5.87     $7.50     $32.10

Bremen              $19.23    $5.15     $7.04     $31.42    $19.78    $5.23     $7.50     $32.51

Buchanan            $18.56    $5.49     $7.04     $31.09    $19.18    $5.56     $7.50     $32.24

Carroll County      $20.39    $4.53     $7.04     $31.96    $20.91    $4.39     $7.50     $32.80

Haralson County     $18.52    $5.44     $7.04     $31.00    $19.22    $5.56     $7.50     $32.28

Temple              $19.88    $4.41     $7.04     $31.33    $20.43    $4.47     $7.50     $32.40

Villa Rica          $19.76    $4.83     $7.04     $31.63    $20.30    $4.86     $7.50     $32.66
                    ======    =====     =====     ======    ======    =====     =====     ======

High                $20.39    $5.82        --     $31.96    $20.91    $5.87        --     $32.80

Low                 $18.13    $4.41        --     $30.99    $18.73    $4.39        --     $32.10
                    ======    =====     =====     ======    ======    =====     =====     ======

                    ENSTAR INCOME/GROWTH PROGRAM SIX-B, L.P.

                                 FISK, MISSOURI
                           SERVICE RATE SCHEDULES(1)

=============================================================================
                                            EFFECTIVE           EFFECTIVE
                                             10/1/96             10/1/97
                                            ---------           ---------

SERVICES:

Basic                                    $16.18 - $17.12    $16.24 - $17.35

Premium (TMC)                                 $9.50              $11.95


OTHER SERVICES:

Additional Outlet - Basic                     Free                Free

Additional Outlet - Premium                   Free                Free

Installation Service (per hour)              $45.00              $45.00

Wire Maintenance Agreement                    $1.50               $1.50

Cable Program Guide                           $1.75               $1.75

Late Fee (assessed after 45 days)             $5.00               $5.00

Returned Check Fee                           $15.00              $15.00

Field Collection                             $ 5.00              $ 5.00

=============================================================================

(1) Rates exclude franchise fees.

                    ENSTAR INCOME/GROWTH PROGRAM SIX-B, L.P.


                                  IVINS, UTAH



                           SERVICE RATE SCHEDULES(1)

=======================================================================
                                          EFFECTIVE         EFFECTIVE
                                           4/1/96            10/1/96
                                          ---------         ---------


SERVICES:
Basic                                       $17.55            $20.96
Expanded Tier                                $1.31             $1.31
Satellite Package                            $5.75             $6.36
Total Service                               $24.61            $28.63


PREMIUM SERVICES (a la carte):
Cinemax                                     $10.50             $5.00
HBO                                         $10.50             $5.00
The Movie Channel                           $10.50             $5.00
Showtime                                    $10.50             $5.00
Sega Channel                                $12.95            $12.95
Pay Per View                                 $3.95             $3.95
OTHER SERVICES:
Additional Outlet-Basic                      Free               Free
Additional Outlet-Premium                    Free               Free
Installation/Service (per hour)             $45.00            $45.00
Remote Control                               $0.21             $0.21
Addressable Converter                        $3.21             $3.21
Non-Addressable Converter                    $1.82             $1.82
Radio Service                                $1.95             $1.95
Wire Maintenance Agreement                   $1.50             $1.50
Cable Program Guide                          $1.75             $1.75
Late Fee (assessed after 45 days)            $5.00             $5.00
Returned Check Fee                          $15.00            $15.00
=======================================================================

(1) Rates exclude franchise fees.

                                CHANNEL LINE-UPS

                                  BY LOCATION

                               ENSTAR VI-B, LTD.

                              VILLA RICA, GEORGIA
                                CHANNEL LINEUP*

-------------------------------------------------------------------------------

    CABLE CHANNEL                      AFFILIATION                  ORIGINATION
-------------------------------------------------------------------------------
        BASIC
-------------------------------------------------------------------------------
          2               The Weather Channel                       Satellite
          3               WSB-TV 2-ABC Atlanta, GA                  Off-Air
          4               WAGA-TV 5-FOX Atlanta, GA                 Off-Air
          5               WGTV 8-PBS Athens-Atlanta, GA             Off-Air
          6               WXIA-TV 11-NBC Atlanta, GA                Off-Air
          7               WTBS 17-IND Atlanta, GA                   Off-Air
          8               WUPA 69-IND/UPN Atlanta, GA               Off-Air
          9               WATL 36-IND Atlanta, GA                   Off-Air
         10               WGNX 46-CBS Atlanta, GA                   Off-Air
         11               Trinity Broadcast Network                 Satellite
         12               MSNBC                                     Satellite
         13               ESPN                                      Satellite
         14               WTLK-TV 14-IND Rome, GA                   Off-Air
         20               CNN                                       Satellite
         28               VH-1                                      Satellite
         30               Fox Sports South                          Satellite
         31               Arts & Entertainment                      Satellite
         32               Lifetime                                  Satellite
         33               TNT                                       Satellite
         35               QVC                                       Satellite
-------------------------------------------------------------------------------
Number of channels on
this level of service                     20
-------------------------------------------------------------------------------
    TIER SERVICE
-------------------------------------------------------------------------------
         21               USA Network                               Satellite
         22               Nickelodeon                               Satellite
         29               The Discovery Channel                     Satellite
-------------------------------------------------------------------------------
Number of channels on
this level of service                      3
-------------------------------------------------------------------------------
 SATELLITE PACKAGE
-------------------------------------------------------------------------------
         15               American Movie Classics                   Satellite
         16               CNN Headline News                         Satellite
         17               WGN-TV                                    Satellite
         18               The Family Channel                        Satellite
         19               The Nashville Network                     Satellite
         23               The Disney Channel                        Satellite
         34               Country Music TV                          Satellite
         36               Black Entertainment TV                    Satellite
-------------------------------------------------------------------------------
Number of channels on
this level of service                      8
-------------------------------------------------------------------------------
  PREMIUM SERVICES
-------------------------------------------------------------------------------
         24               Showtime                                  Satellite
         25               HBO                                       Satellite
         26               Cinemax                                   Satellite
         27               The Movie Channel                         Satellite
-------------------------------------------------------------------------------
Number of channels on
this level of service                      4
-------------------------------------------------------------------------------
Total Number of Channels                  35
-------------------------------------------------------------------------------

* Serves Bowdon; Bremen; Buchanan; Carroll County; Haralson County; Temple; and Villa Rica, Georgia.

                    ENSTAR INCOME/GROWTH PROGRAM SIX-B, L.P.


                                 FISK, MISSOURI

                         CHANNEL LINEUP - FISK HEADEND

-------------------------------------------------------------------------------

    CABLE CHANNEL                      AFFILIATION                  ORIGINATION
-------------------------------------------------------------------------------
        BASIC
-------------------------------------------------------------------------------
          3               The Nashville Network                     Satellite
          4               The Family Channel                        Satellite
          5               WTBS 17-IND Atlanta, GA                   Off-Air
          6               WPSD-TV 6-NBC Paducah, KY                 Off-Air
          7               The Discovery Channel                     Satellite
          8               KAIT-TV 8-ABC Jonesboro, AR               Off-Air
          9               ESPN                                      Satellite
         10               KBSI 23-FOX Cape Girardeau, MO            Off-Air
         11               KPOB-TV 15-ABC Poplar Bluff, MO           Off-Air
         12               KFVS-TV 12-CBS Cape Girardeau, MO         Off-Air
         13               WGN-TV                                    Satellite
-------------------------------------------------------------------------------
Number of channels on
this level of service                     11
-------------------------------------------------------------------------------
PAY AND PPV SERVICES
-------------------------------------------------------------------------------
          2               The Movie Channel                         Satellite
-------------------------------------------------------------------------------
Number of channels on
this level of service                      1
-------------------------------------------------------------------------------
Total Number of Channels                  12
-------------------------------------------------------------------------------

                    ENSTAR INCOME/GROWTH PROGRAM SIX-B, L.P.


                                 FISK, MISSOURI

                         CHANNEL LINEUP - QULIN HEADEND

-------------------------------------------------------------------------------

    CABLE CHANNEL                      AFFILIATION                  ORIGINATION
-------------------------------------------------------------------------------
        BASIC
-------------------------------------------------------------------------------
          3               WTBS 17-IND Atlanta, GA                   Off-Air
          4               The Family Channel                        Satellite
          5               WGN-TV                                    Satellite
          6               WPSD-TV 6-NBC Paducah, KY                 Off-Air
          7               ESPN                                      Satellite
          8               KAIT-TV 8-ABC Jonesboro, AR               Off-Air
          9               KTEJ 19-PBS Jonesboro, AR                 Off-Air
         10               KBSI 23-FOX Cape Girardeau, MO            Off-Air
         11               KPOB-TV 15-ABC Poplar Bluff, MO           Off-Air
         12               KFVS-TV 12-CBS Cape Girardeau, MO         Off-Air
         13               The Nashville Network                     Satellite
-------------------------------------------------------------------------------
Number of channels on
this level of service                     11
-------------------------------------------------------------------------------
PAY AND PPV SERVICES
-------------------------------------------------------------------------------
          2               The Movie Channel                         Satellite
-------------------------------------------------------------------------------
Number of channels on
this level of service                      1
-------------------------------------------------------------------------------
Total Number of Channels                  12
-------------------------------------------------------------------------------

                    ENSTAR INCOME/GROWTH PROGRAM SIX-B, L.P.


                                 FISK, MISSOURI

                    CHANNEL LINEUP - ROCKWOOD POINT HEADEND

-------------------------------------------------------------------------------

    CABLE CHANNEL                      AFFILIATION                  ORIGINATION
-------------------------------------------------------------------------------
        BASIC
-------------------------------------------------------------------------------
          3               WTBS 17-IND Atlanta, GA                   Off-Air
          4               The Family Channel                        Satellite
          5               WGN-TV                                    Satellite
          6               WPSD-TV 6-NBC Paducah, KY                 Off-Air
          7               The Nashville Network                     Satellite
          8               KAIT-TV 8-ABC Jonesboro, AR               Off-Air
          9               KTEJ 19-PBS Jonesboro, AR                 Off-Air
         10               KBSI 23-FOX Cape Girardeau, MO            Off-Air
         11               KPOB-TV 15-ABC Poplar Bluff, MO           Off-Air
         12               KFVS-TV 12-CBS Cape Girardeau, MO         Off-Air
         13               Sci-Fi Channel                          Satellite
-------------------------------------------------------------------------------
Number of channels on
this level of service                     11
-------------------------------------------------------------------------------
PAY AND PPV SERVICES
-------------------------------------------------------------------------------
          2               The Movie Channel                         Satellite
-------------------------------------------------------------------------------
Number of channels on
this level of service                      1
-------------------------------------------------------------------------------
Total Number of Channels                  12
-------------------------------------------------------------------------------

                    ENSTAR INCOME/GROWTH PROGRAM SIX-B, L.P.


                                 FISK, MISSOURI

                         CHANNEL LINEUP - WAPPAPELLO HEADEND

-------------------------------------------------------------------------------

    CABLE CHANNEL                      AFFILIATION                  ORIGINATION
-------------------------------------------------------------------------------
        BASIC
-------------------------------------------------------------------------------
          3               WTBS 17-IND Atlanta, GA                   Off-Air
          4               The Family Channel                        Satellite
          5               WGN-TV                                    Satellite
          6               WPSD-TV 6-NBC Paducah, KY                 Off-Air
          7               The Nashville Network                     Satellite
          8               KAIT-TV 8-ABC Jonesboro, AR               Off-Air
          9               KTEJ 19-PBS Jonesboro, AR                 Off-Air
         10               KBSI 23-FOX Cape Girardeau, MO            Off-Air
         11               KPOB-TV 15-ABC Poplar Bluff, MO           Off-Air
         12               KFVS-TV 12-CBS Cape Girardeau, MO         Off-Air
         13               Sci-Fi Channel                            Satellite
-------------------------------------------------------------------------------
Number of channels on
this level of service                     11
-------------------------------------------------------------------------------
PAY AND PPV SERVICES
-------------------------------------------------------------------------------
          2               The Movie Channel                         Satellite
-------------------------------------------------------------------------------
Number of channels on
this level of service                      1
-------------------------------------------------------------------------------
Total Number of Channels                  12
-------------------------------------------------------------------------------

                    ENSTAR INCOME/GROWTH PROGRAM SIX-B, L.P.


                                  IVINS, UTAH

                                 CHANNEL LINEUP

-------------------------------------------------------------------------------

    CABLE CHANNEL                      AFFILIATION                  ORIGINATION
-------------------------------------------------------------------------------
        BASIC
-------------------------------------------------------------------------------
          2               KUTV 2-CBS Salt Lake City, UT             Off-Air
          3               KVBC 3-NBC Las Vegas, NV                  Off-Air
          4               KTVX 4-ABC Salt Lake City, UT             Off-Air
          5               KSL-TV 5-NBC Salt Lake City, UT           Off-Air
          6               QVC                                       Satellite
          7               KUED 7-PBS Salt Lake City, UT             Off-Air
          8               FX                                        Satellite
         10               Lifetime                                  Satellite
         11               KBYU-TV 11-PBS Provo, UT                  Off-Air
         12               KSGI-TV 4-IND Cedar City, UT              Off-Air
         13               KSTU 13-FOX Salt Lake City, UT            Off-Air
         14               KJZZ 14-IND/UPN Salt Lake City, UT        Off-Air
         15               LOCAL-CHARACTER GENERATED                 --
         16               ESPN                                      Satellite
         17               Arts & Entertainment                      Satellite
         18               Nickelodeon                               Satellite
         19               The Family Channel                        Satellite
         20               E! - Entertainment TV                     Satellite
         21               VH-1                                      Satellite
         22               CNBC                                      Satellite
         29               Fox Sports Rocky Mountain                 Satellite
         33               MTV                                       Satellite
         36               Univision                                 Satellite
         37               C-Span                                    Satellite
         38               ESPN 2                                    Satellite
         39               Comedy Central                            Satellite
         42               The Learning Channel                      Satellite
         43               Country Music TV                          Satellite
-------------------------------------------------------------------------------
Number of channels on
this level of service                     28
-------------------------------------------------------------------------------
     TIER SERVICE
-------------------------------------------------------------------------------
          9               USA NETWORK                               Satellite
         30               The Disney Channel                        Satellite
         40               The Discovery Channel                     Satellite
         41               American Movie Classics                   Satellite
-------------------------------------------------------------------------------
Number of channels on
this level of service                      4
-------------------------------------------------------------------------------
  SATELLITE PACKAGE
-------------------------------------------------------------------------------
         23               CNN                                        Satellite
         24               WGN-TV                                     Satellite
         25               WTBS 17-IND Atlanta, GA                    Satellite
         26               The Nashville Network                      Satellite
         27               CNN Headline News                          Satellite
         28               TNT                                        Satellite
-------------------------------------------------------------------------------
Total Number of Channels
on this level of service                   6
-------------------------------------------------------------------------------

                    ENSTAR INCOME/GROWTH PROGRAM SIX-B, L.P.


                                  IVINS, UTAH

                           CHANNEL LINEUP (Continued)

-------------------------------------------------------------------------------

   PREMIUM SERVICES
-------------------------------------------------------------------------------
        BASIC
-------------------------------------------------------------------------------
         31               Showtime                                  Satellite
         32               HBO                                       Satellite
         34               Cinemax                                   Satellite
         35               The Movie Channel                         Satellite
         44               Pay Per View                              Satellite
-------------------------------------------------------------------------------
Number of channels on
this level of service                      5
-------------------------------------------------------------------------------
Total Number of Channels                  43
-------------------------------------------------------------------------------

                           RETRANSMISSION/MUST CARRY

                                   SUMMARIES


                                                           HPC Puckett & Company

                               ENSTAR VI-B, LTD.

                              VILLA RICA, GEORGIA

                    RETRANSMISSION / MUST-CARRY INFORMATION

                                         MUST-CARRY OR
CALL LETTERS         AFFILIATION         RETRANSMISSION       EXPIRATION DATE
------------         -----------         --------------       ---------------
  WAGA-TV                CBS             Retransmission          12/31/99

   WATL                  FOX             Retransmission          12/31/99

   WGNX                  IND             Retransmission          12/31/99

   WSB-TV                ABC             Retransmission          12/31/99

  WTLK-TV                IND               Must Carry            12/31/99

  WXIA-TV                NBC             Retransmission          12/31/99

                    ENSTAR INCOME/GROWTH PROGRAM SIX-B, L.P.

                                 FISK, MISSOURI

                    RETRANSMISSION / MUST-CARRY INFORMATION

                                         MUST-CARRY OR
CALL LETTERS         AFFILIATION         RETRANSMISSION       EXPIRATION DATE
------------         -----------         --------------       ---------------
  KAIT-TV                ABC             Retransmission          12/31/99

   KBSI                  FOX               Must Carry            12/31/99

  KFVS-TV                CBS             Retransmission          12/31/02

  KPOB-TV                ABC               Must Carry            12/31/99

  WPSD-TV                NBC             Retransmission          12/31/99

                    ENSTAR INCOME/GROWTH PROGRAM SIX-B, L.P.

                                  IVINS, UTAH

                    RETRANSMISSION / MUST-CARRY INFORMATION

                                         MUST-CARRY OR
CALL LETTERS         AFFILIATION         RETRANSMISSION       EXPIRATION DATE
------------         -----------         --------------       ---------------
  KBYU-TV                PBS               Must Carry            12/31/99

  KSL-TV                 CBS             Retransmission          12/31/99

   KSTU                  FOX             Retransmission          12/31/99

   KTVX                  ABC             Retransmission          12/31/99

   KUED                  PBS               Must Carry            12/31/99

   KUTV                  NBC             Retransmission          12/31/99

   KVBC                  NBC             Retransmission          12/31/99


                                   EXHIBIT 4



                             TECHNICAL INFORMATION

                        *  SYSTEM EQUIPMENT BY LOCATION

                        *  VEHICLE LIST - GEORGIA



















                                                          HPC Puckett & Company

                         SYSTEM EQUIPMENT BY LOCATION






























                                                          HPC Puckett & Company

                               ENSTAR VI-B, LTD.

                              VILLA RICA, GEORGIA
                               HEADEND EQUIPMENT

HEADEND LOCATION                                    Villa Rica, Georgia
PROPERTY OWNED/LEASED                                      Leased
TOWER TYPE/SIZE                                          280' Metal

EARTH STATIONS                      1 - SA 2.8 meter
                                    1 - SA 3.2 meter
                                    1 - SA 4.5 meter

RECEIVERS                           1 - SA 6700
                                    5 - SA 9550
                                    2 - GI DSR 1500
                                    1 - Wegener Sportsouth Controller

MODULATORS                          20 - SA 6350
                                    1 - SA 6330
                                    3 - SA 9640
                                    1 - Catel TM 2400

PROCESSORS                          10 - SA 6150

DESCRAMBLERS                        2 - Oak MIII
                                    2 - Eagle E32001

AD INSERTION EQUIPMENT              Ad Cart

STANDBY POWER                       Onan 25 Kw

MICROWAVE EQUIPMENT                 Hughes, 300 MHz Receive Sites

                               ENSTAR VI-B, LTD.

                              VILLA RICA, GEORGIA
                             DISTRIBUTION EQUIPMENT

YEAR BUILT                                          1980
YEAR UPGRADED/REBUILT                         Relashed in 1997
HOMES PASSED AT 11/30/97                            9,533
SUBSCRIBERS AT 11/30/97                             6,559
MILES OF PLANT:
 Aerial                                            354.60
 Underground                                        18.20
 Total                                             372.80
DENSITY                                              26
CHANNELS:
 CHANNEL CAPACITY                                    35
 IN USE                                              35
  Basic                                              20
  Tier                                                3
  Satellite Package                                   8
  Premium                                             4
  PPV                                                -0-
                                                    ----
  Total                                              35
BANDWIDTH                                          330 MHz
CABLE:
 Fiber                                              None
 Trunk                                      .750, .850 CommScope
 Feeder                                     .500, .540 CommScope
 Drops                                              RG-6
PLANT ELECTRONICS:
 Amplifiers                         Magnavox PP
 Longest Amplifier Cascade          27 trunk, 5 line extender
TAPS                                Regal, Magnavox, Dolphin, SA
PASSIVES                            Regal, Magnavox, SA
CONNECTORS                          LRC, Gilbert, Pyramid
PREMIUM SECURITY:
 Addressable                        No
 Positive/Negative Traps            Eagle
CONVERTERS:
 Addressable                        None
 Non-addressable                    Oak M35B

                  [DIAGRAM OF VILLA RICA TRANSMISSION SYSTEM]

                    ENSTAR INCOME/GROWTH PROGRAM SIX-B, L.P.

                                 FISK, MISSOURI

                               HEADEND EQUIPMENT

                                   Fisk                       Qulin                   Rockwood Point              Wappapello
                                   ----                       -----                   --------------              ----------
Headend Location         4th and Lowery; Fisk, MO    3rd and South; Qulin, MO      Rockwood Point, MO           Wappapello, MO

Property Owned/Leased             Leased                      Leased                      Leased                     Leased

Tower Type/Size                  40' Rohn                      None                         N/A                       N/A

                             2-80' Fort Worth

Earth Stations                1-SA 3.2 meter              1-ADM 3.0 meter             1-ADM 3.0 meter           1-ADM 3.0 meter

                              1-ADM 4.0 meter          1-Com Tech 3.8 meter         1-Com Tech 3.8 meter      1-Com Tech 3.8 meter

Receivers                      2-DX DBS 600                5-DX DBS 600                 5-DX DBS 600              3-DX DBS 600

                              3-DX DBS 643A               1-Drake ESR 324                1-SA 9650                 1-SA 9660

                                2-SA 9650                                                                          1-SA 9640

Modulators                      1-SA 6330                4-Blonder Tongue                1-SA 6330                 2-SA 6330

                             2-Blonder Tongue              1-PICO PCM 55                 1-SA 6340                 1-SA 6340

                                   2-LBS                                             2-Blonder Tongue            1-Jerrold CCM

                                   2-HBS                                                                        2-Blonder Tongue

                               2-Transifier

Processors                1-Jerrold Commander II      3-Jerrold Commander II      2-Jerrold Commander II    2-Jerrold Commander II

                                                          2-Triple Crown

Descramblers                       None                        None                        None                      None

Ad Insertion Equipment             None                        None                        None                      None

Standby Power                      None                        None                        None                      None


                    ENSTAR INCOME/GROWTH PROGRAM SIX-B, L.P.

                                 FISK, MISSOURI

                             DISTRIBUTION EQUIPMENT

                                   Fisk                       Qulin                   Rockwood Point              Wappapello
                                   ----                       -----                   --------------              ----------
Year Built                         1984                         1982                         1985                     1985
Year Upgraded/Rebuilt              None                         None                         None                     None
Homes Passed at 11/30/97     770 (System Total)          770 (System Total)           770 (System Total)       770 (System Total)
Subscribers at 11/30/97             97                          116                           86                       91
Miles of Plant
 (System Total):
  Aerial                           21.50                       21.50                        21.50                    21.50
  Underground                      0.00                         0.00                         0.00                     0.00
  Total                            21.50                       21.50                        21.50                    21.50
Density (System Total)              36                           36                           36                       36
Channels:
  Channel Capacity                  23                           23                           23                       23
  In Use                            12                           12                           12                       12
    Basic                           11                           11                           11                       11
    Premium                          1                            1                            1                        1
    PPV                             -0-                         -0-                          -0-                      -0-
    Total                           12                           12                           12                       12
Bandwidth                         220 MHz                     220 MHz                      220 MHz                  220 MHz
Cable:
  Fiber                  None                        None                           None                       None
  Trunk                  CommScope .500              CommScope .500                 None                       None
  Feeder                 CommScope .500              CommScope .500                 CommScope .500             CommScope .500
  Drops                  RG-6, RG-59                 N/A                            N/A                        N/A
Plant Electronics:
  Amplifiers             No trunk amplifier,         No trunk amplifier,            No trunk amplifier,        No trunk amplifier,
                         AEL line extender           AEL line extender              AEL line extender          AEL line extender
  Longest Amplifier      5-line extender             2-amplifier, 3-line extender   7-line extender            5-line extender
    Cascade

Taps                     Colorvue                    Colorvue                       Colorvue                   Colorvue
Passives                 Colorvue                    Colorvue                       Colorvue                   Colorvue
Connectors               Gilbert-LRC                 Gilbert-LRC                    Gilbert-LRC                Gilbert-LRC
Premium Security:
  Addressable            No                          No                             No                         No
  Positive/Negative      Eagle-PPL                   Eagle-PPL                      Eagle-PPL                  Eagle-PPL
    Traps
Converters:
  Addressable            None                        None                           None                       None
  Non-addressable        None                        None                           None                       None

                    ENSTAR INCOME/GROWTH PROGRAM SIX-B, L.P.

                                  IVINS, UTAH

                           DISTRIBUTION EQUIPMENT(1)


==================================================================================

YEAR UPGRADED/REBUILT                             N/A

HOMES PASSED AT NOVEMBER 30, 1997                 827

SUBSCRIBERS AT NOVEMBER 30, 1997                  375

MILES OF PLANT:

  Aerial                                           8.98

  Underground                                     16.27
                                                  -----
Total                                             25.25

DENSITY                                           33

CHANNELS:

  CHANNEL CAPACITY                                43

  IN USE                                          43

     Basic                                        28

     Tier                                          4

     Satellite Package                             6

     Premium                                       4

     PPV                                           1
                                                 ---
     Total                                        43

BANDWIDTH                                         330 MHz

CABLE:

  Fiber                                      None

  Trunk                                      CommScope .750

  Feeder                                     CommScope .412, .500, Self-support

  Drops                                      RG-59, RG-6

PLANT ELECTRONICS:

  Amplifiers                                 SA PP

  Longest Amplifier Cascade                  50 trunk, 3 line extender

TAPS                                         Regal, SA

PASSIVES                                     Regal, SA

CONNECTORS                                   LRC, Gilbert

PREMIUM SECURITY:

  Addressable                                N/A

  Positive/Negative Traps                    Pico

CONVERTERS:

  Addressable                                Jerrold DPV5 and DPV7

  Non-addressable                            Regal

==================================================================================

(1) Ivins, Utah system is served by the St. George, Utah headend, which is not included in the proposed transaction described herein.

                             VEHICLE LIST - GEORGIA















                                                           HPC Puckett & Company

                               ENSTAR VI-B, LTD.

                              VILLA RICA, GEORGIA

                                  VEHICLE LIST



YEAR           MAKE/MODEL                              OWNED/LEASED
-----          -----------------------                 -------------

1994           Ford 150 Econoline Van                  Owned

1988           Ford 250 Econoline Van                  Owned

1988           Ford 350 Econoline Van                  Owned


               TOTAL NUMBER OF VEHICLES                3

                                   EXHIBIT 5


                               LEGAL INFORMATION

                               o  Franchise Summaries by System

                               o  Leased Real Estate Summaries











                                                           HPC Puckett & Company

                              FRANCHISE SUMMARIES

                                   BY SYSTEM









                                                           HPC Puckett & Company

                    ENSTAR INCOME/GROWTH PROGRAM SIX-B, L.P.

                              VILLA RICA, GEORGIA

                               FRANCHISE SUMMARY


                        EXPIRATION                            BASIC SUBSCRIBERS     REGULATED ON
ISSUING AUTHORITY          DATE          FRANCHISE FEE         AS OF 11/30/97       BASIC / CPST         REBUILD REQUIREMENTS
-----------------------------------------------------------------------------------------------------------------------------

Bowdon                    1/7/96         4% of Gross Revenue         850            Yes / No         Franchise authority has
                                                                                                     indicated a rebuild will be
                                                                                                     required shortly after
                                                                                                     renewal date.

Bremen                    2/12/96        4% of Gross Revenue       1,287            No / No          Franchise authority has
                                                                                                     indicated a rebuild will be
                                                                                                     required shortly after
                                                                                                     renewal date.

Buchanan                  11/5/07        4% of Gross Revenue         213            No / No                   --

Carroll County             5/8/95        4% of Basic Revenue       2,347            No / No                   --

Haralson County           8/27/96        4% of Gross Revenue          79            Yes / No         Currently negotiating
                                                                                                     franchise renewal.

Temple                     2/6/10        4% of Gross Revenue         416            Yes / No         Rebuild required by 2/7/99.

Villa Rica                 2/7/10        4% of Gross Revenue       1,254            Yes / No         Rebuild to 550/750 MHz
                                                                                                        required by 2/7/99.

TOTAL                                                              6,446

                    ENSTAR INCOME/GROWTH PROGRAM SIX-B, L.P.

                                 FISK, MISSOURI

                               FRANCHISE SUMMARY


                           EXPIRATION                                  REGULATED ON
ISSUING AUTHORITY             DATE          FRANCHISE FEE              BASIC / CPST
---------------------------------------------------------              ------------
City of Fisk                 2/15/02        5% of Basic Revenue        No / No

City of Qulin                2/15/02        5% of Basic Revenue        No / No

City of Rockwood Point         --           No Franchise Required        --

City of Wappapello             --           No Franchise Required        --


TOTAL

                    ENSTAR INCOME/GROWTH PROGRAM SIX-B, L.P.

                                  IVINS, UTAH

                               FRANCHISE SUMMARY


                           EXPIRATION                                  REGULATED ON
ISSUING AUTHORITY             DATE          FRANCHISE FEE              BASIC / CPST
---------------------------------------------------------              ------------
City of Ivins                 4/1/01        3% of Gross Revenue        No / No


                               LEASED REAL ESTATE

                                   SUMMARIES






                                                           HPC Puckett & Company

                               ENSTAR VI-B, LTD.

                              VILLA RICA, GEORGIA

                               LEASED REAL ESTATE


===================================================================================
LESSOR                                      LEASE PAYMENT                  USE
------------------------------     ------------------------------     -------------
Susan Guzman                                 $500/mo.                 Headend Site
Larry Traylor                                $175/mo.                 Receive Site
James McKenzie                               $175/mo.                 Receive Site
Johnny Muze                                  $175/mo.                 Receive Site
City of Bremen                               $100/mo.                 Receive Site
City of Temple                                $50/mo.                 Receive Site
Lovvorn Pharmacy                   $0.35 per payment 1997 average:    Pay Station
                                             $185/mo.
Bowdon Valu-Rite                   $0.30 per payment 1997 average:    Pay Station
Pharmacy                                      $98/mo.
Foodland Grocery                      No charge historically          Pay Station
===================================================================================

                   ENSTAR INCOME/GROWTH PROGRAM, SIX-B, L.P.

                                 FISK, MISSOURI

                               LEASED REAL ESTATE

  LESSOR          LEASE PAYMENT       USE           LEASE TERM
----------        -------------   ------------     ------------

City of Fisk        $1.00/yr.     Headend Site     Expires in 2002

City of Qulin       $1.00/yr.     Headend Site     Expires in 2002

Lewis Heddy          $300/yr.     Headend Site     Expires in 1998

Leslie Sisson        $300/yr.     Headend Site     Expires in 1998


                                   EXHIBIT 6



                            DEMOGRAPHIC INFORMATION

                                o GEORGIA SYSTEM






                                                           HPC Puckett & Company

                                 GEORGIA SYSTEM






                                                           HPC Puckett & Company

 [Photocopy of "New Community: in city or county," Drew Brown, the Villa Rican,
                        Vol. 63 No. 3, January 15, 1998]

 [Photocopy "Mirror Lake okayed; apartments denied," Frank X. Ellis, The Villa
                     Rican, Vol. 62 No. 29, July 10, 1997]

                                 Carroll County

                                Economic Profile

                        [Map of Carroll County, Georgia]

                            Carroll County, Georgia

                               Facts At A Glance

Population:    78,000

Location:      49 miles to downtown Atlanta
               50 minute drive to Hartsfield International Airport

County Seat:   Carrollton

Labor:         Area workforce - 200,000
               Unemployment rate - 5.8%

Transportation:     Interstate 20 (E-W)
                    US 27 (N-S)
                    West Georgia Regional Airport
                    Norfolk Southern Railroad

Wage Rates:    Average hourly starting rate - $6.24
               Average hourly wage rate - $8.17

Training Programs:  State of Georgia Quick Start coordinated locally by
                    Carroll Tech

Cost of Living:     Approximately 93% of US average

Educational Resources:   8600 student State University of West Georgia
                         Carroll Technical Institute
                         City School System
                         County School System
                         Two private schools

Liveability:   220 bed regional medical center
               libraries
               John Tanner State Park
               Shopping centers/downtown districts
               City/County parks
               Easy accessibility to Atlanta
               Golf courses/country clubs
               Performing Arts Center

Incentives:    $1000 per job tax credit (for 5 years)
               100% freeport exemption on all inventory
               Site development assistance

Location

     Carroll County is located in the west central section of Georgia on the Georgia-Alabama State line. Carroll County is approximately 85 miles north of Columbus, 95 miles south of Chattanooga, Tennessee, 100 miles east of Birmingham, Alabama, and 30-45 miles west of Atlanta, Georgia.

Land Area

          Total Acreage            321,313
          Total Square Miles           502
          Population Density           142
          Altitude Range          850-1500 ft.
          Average Elevation            950 ft.
          Terrain                  Gentle rolling hills

History

     Carroll County was organized in 1826 from lands acquired by a treaty signed with the Cherokee and Creek Indian Nations. The signing of the Indian Spring Treaty resulted in the murder of Creek Chief William McIntosh, the son of a Scotsman and a full-blood Creek woman, who owned a vast plantation along the Chattahoochee River in southeast Carroll, now known as McIntosh Reserve.

     Carroll County was named for Charles Carroll, a signer of the Declaration of Independence. Settlers were drawn to the area by the prospects of good farming due to the rich soil. Others came looking for the once abundant amount of gold in the northern part of the county.

     In 1850 the total population in Carroll was 9,357. The county seat was located at what was known as "Old Carrollton," near the Sandhill community, and in 1930 was moved to the present location and named "Carrollton," incorporated in 1856.

Climate


                                                  Annual
                    January        July           Average
                    -------        ----           -------

Temperature          43.6          78.6             62.2
Rainfall              5.3"          4.67"           51.7"


Transportation

Airlines

       The nearest commercial air service available is Atlanta Hartsfield International Airport located approximately 51 miles east of Carrollton. Some 33 airlines provide international, national, regional and local passenger and commercial service with over 2,200 scheduled flights daily.

       Carroll County possesses one public airport - the West Georgia Regional Airport. Completed in 1970, this airport is located 7 miles northeast of Carrollton near Mt. Zion city limits and U.S. 27. The airport has one 5,000 foot, lighted, asphalt runway, landing lights, beacon, tiedown facilities, hangars, power plant and airframe repair facilities, and FSS weather and flight instructions. The airport serves over 10,000 annual passenger and commercial flights.

Highways

       Major thoroughfares include Interstate 20, U.S. Highways 24, 78 and Georgia Highways 5, 16, 61, 100, 113, 166, 274 spur. Both U.S. 27 and Highway 61 are four-lane access from I-20 into Carrollton.

Motor Freight Lines

          Available in Carroll County and surrounding counties:

         Lambert Trucking               Consolidated Freightways
         Pike Transfer                  Roadway Trucking
         Ryder Trucking                 Yellow Freight Systems
         Anderson Trucking Service      Jacket Carriers
         Carolina Freight               Old Dominion Freight Lines
         Georgia Highway Express        Roadway Express
         Pilot Freight                  American Freight Systems
         M & W Trucking

Bus Service

       Greyhound serves Carroll County at Interstate 20 in Bremen.

Rail Roads

       Norfolk-Southern Railway System serves Carroll County with main line service.

Utilities

Electrical Power

       The seven cities, as well as the unincorporated areas of Carroll County are served by Carroll EMC and Georgia Power.

       Electric Power is provided in Carroll County by an integrated transmission system. In Carroll County this system consists of transmission voltages of 12 KV, 46 KV, 115 KV, 500 KV and 230 KV. Businesses with a connected load greater than 900 KV have the option to choose between Georgia Power and Carroll EMC for electric service.

Natural Gas

       Natural Gas is available throughout the county by Atlanta Gas Light Company. It is available in industrial quantities, both on a firm and an interruptible basis. The local supplier to the county is Georgia Natural Gas.

Fuel, Oil, and Propane - available through local distributors.

Natural Resources

Agriculture

       Agriculture plays a vital role in Carroll County making up approximately 78% of the total land area. The dairy and livestock industry is still substantial. Carroll County has the state's largest Cattlemen's Association, largest Poultry Association, and second largest Cattlemen's Bureau Chapter. The world-famous agriculture cooperative, Gold Kist, was founded at Carrollton and still operates some of its largest hatchery and process facilities here.

       Agriculture contributes $40,000,000 annually to the county's economy.

       The new Agriculture-Educational (Ag-Ed) Center of Carroll County provides a facility where those who are involved in agriculture can receive training, exhibit and market the stock and products. Users include 4-H, FFA, FHA, Cattlemen's Association, and other parties interested in agriculture.

Waterways

       Little Tallapoosa River       Chattahoochee River
       Tallapoosa River              Numerous small streams and tributaries

Housing

Total number of Households (1990) - 25,370 (1995) - 27,690
Average number of persons per household - 2.71
Total Housing Units (1990) - 19,002 (1995) - 29,694
      Renter Occupied - 7,754


Educational Attainment
----------------------

60% of all adults age 25+ have at least a high school diploma
12% of the population have college degrees


Local Taxes (1997) millage rates)


      City of Bowdon          8.80
      City of Carrollton      6.25
      Carrollton Schools     20.25
      Carroll County          5.20
      (unincorporated)
      County Schools         19.39
      City of Mt. Zion        1.00
      City of Roopville          0
      City of Temple          9.00
      City of Villa Rica     10.00
      City of Whitesburg      8.00
      State of Georgia        0.25


* All property in Carroll County is taxed at 40% of assessed value.

Population                                               Projected
----------
                              1990        1994        2000        2010
                              ----        ----        ----        ----
      County                 71,422      76,564      85,974     105,839
      Bowdon                  1,981       2,094          --          --
      Bremen (part)              13          13          --          --
      Carrollton             16,029      17,143          --          --
      Mt. Zion                  738         843          --          --
      Roopville                 248         273          --          --
      Temple                  1,870       2,423          --          --
      Villa Rica              6,464       7,710          --          --
      Whitesburg                643         761          --          --
      Unincorporated         43,436      45,304          --          --

Population Density - 504 square miles
                     143 persons per square mile
                           State rank - 29

Population by Race - White: 83.5%
                     Black: 15.7%
                     Other: 0.8%

Population by Age (1990) -   0-4 years    7.3%
                            5-14 years   14.9%
                           15-24 years   18.8%
                           25-34 years   16.5%
                           35-44 years   14.4%
                           45-54 years   10.4%
                           55-64 years    7.4%
                             65+ years   10.2%

Income
------

Total Personal Income (1994) - $1,233,918,000
Per Capita Income (1994) - $16,116
Median Household Income (1990) - $25,607
Median Family Income (1990) - $30,096

Business Statistics
-------------------

Total Bank Deposits (1995) - $758,648,000
Total number of business establishments - 2,356
Taxable Sales (1995) - $700,000,000

Labor Supply

     According to the Georgia State Employment Service, the Carroll County Labor Market Area includes Carroll, Haralson, Heard, Douglas, Coweta, Paulding Counties, and Cleburn and Randolph Counties, Alabama with a 1990 population of 306,211.

Labor Force

     Industries in Carroll County can recruit their work force from a 720,000 population, 15-county area. A number of employee training programs are available, including JTPA and Georgia's own QUICK-START. The county is 97% non-union.

          Labor Force            Employed              Unemployed
          -----------            --------              ----------
            42,864                40,874                 1,990

     It is estimated that within the five county labor force area, approximately 7,500 individuals are available for work.

     Source: Georgia Department of Labor

Commuting Patterns


      Employed Residents of                   Persons Working in
        Carroll County                          Carroll County

County where                                 County of
  Employed             Number                Residence           Number
-------------          ------                ---------           ------
Carroll                27,456                Carroll             27,456
Fulton                  3,303                Alabama              2,469
Douglas                 1,594                Haralson             2,301
Cobb                    1,207                Douglas                665
Haralson                  952                Heard                  637
Coweta                    759                Paulding               383
DeKalb                    477                Coweta                 311
Clayton                   342                Other                1,132
Other                   1,584
Total Residents        39,563                Total Residents     35,354

Source:  Census of Population and Housing

Average time of Commute: 23 minutes

                                MAJOR EMPLOYERS

             Carroll County Government                 260

             Carroll County School System             1325

             Carroll Electric Membership Corp.         120

             Carroll Technical Institute                70

             City of Carrollton School System          339

             Georgia Natural Gas                        44

             Georgia Power Company                      36

             Tanner Medical Center                     800

             State University of West Georgia          720

             Southwire                                2300

             Sony Music Entertainment                 1150

             Bremen Bowdon Investment Co.              875

             Magna & Lomason                           465

             Gold Kist Poultry                         700

             Lamar Mfg.                                150

             Maplehurst                                270

             Peds Products                             250

                   Carroll County's Leading Manufacturing and
                      Industrial Support Service Employers

                    Aarlin, Inc. -- Electric Assembly -- 100
              Agribusiness International Irrigation Systems -- 17
           AF USA -- Distribution/Sales Compressed Air Equipment -- 8
                        All-Fleet -- Truck Decals -- 30
                 Arch Aluminum & Glass -- Doors & Windows -- 150
                    Blue Water, LTD -- Synthetic Rope -- 55
                Bowdon Manufacturing -- Tailored Clothing -- 83
           Bremen-Bowdon Investment Company -- Men's Clothing -- 875
                 Camp Cap Company -- Sports Baseball Caps -- 38
                  Carroll Mills -- Braids, Yarn, Tubing -- 24
       Custom Fabrics & Forming -- Playground Equipment Components -- 30
                   Dixie Converting -- Paper Converting -- 91
         E.F. Houghton & Company -- Chemical Products, Components -- 39
               Fashion Star, Inc. -- Women's Career Apparel -- 85
          Fitel Lucent Technologies -- Cable Systems Components -- 315
                Flowers Baking Company -- Bakery Products -- 150
                    Formaboard -- Protective Packaging -- 30
                          G CO Apparel -- Suits -- 350
        GMT International Corporation -- Vibration Control Devices -- 55
                  Gold Kist Poultry -- Dressed Poultry -- 700
               Honey Baked Ham Co. -- Hams & Food Products -- 21
     International Play Components -- Playground Equip. Design & Mktg -- 25
            ITI/KKA Technology -- Plastic Cassette Components -- 170
                   Jean Hosiery Mill -- Acrylic Hosiery -- 80
                       Lafitte Mop Company -- Mops -- 25
                  Lamar Manufacturing Company -- Suits -- 150
       Leggett & Platt Textile Products Division -- Textile Waste -- 100
                    Leuco Henderson -- Tool Sharpening -- 40
                    Magna Lomason -- Auto Body Parts -- 465
              Maplehurst Deli-Bake South -- Bakery Products -- 270
                   MaryAnn Industries -- Carpets, Turf -- 55
                McNealus Manufacturing -- Concrete Mixers -- 13
              M & W Trucking -- Motor Freight Transportation -- 28
              Neal Manufacturing Company -- Asphalt Products -- 65
                         Ped Products -- Hosiery -- 250
         Precision Roll Grinders -- Industrial Grinding Services -- 33
             Printed Fabrics -- Fabrics Finishing, Printing -- 182
                 Print Pack, Inc. -- Packaging Materials -- 216
                    Richards & Malloy, Inc. -- Lumber -- 40
                      Royal Creations -- Furniture -- 200
                  Saber Diamond Tools -- Tool Sharpeners -- 15
               Saddle Creek Corp. -- Warehouse/Distribution -- 60
                       Service Supply -- Fasteners -- 60
               Sewell Manufacturing Company -- Men's Suits -- 106
           A. Silvey Enterprises -- Electric Power Substations -- 160
                Sony Music -- Video Duplications, Tapes -- 1150
           Southern Furniture Manufacturing -- Kitchen Dinettes -- 15
                 Southwire Company -- Rod, Wire, Cable -- 2300
        Superior International -- Playground Equipment Components -- 97
          Superior Samples Company -- Catalogs, Cards, Swatches -- 130
                      Trent Tube -- Steel Pipe, Tube -- 90
                 Trintex Corporation -- Plastic Products -- 375
                    Vince Hosiery Mill -- Sport Socks -- 80
                     Walker Meats -- Meat Processing -- 25
                  Wellington Puritan -- Mill Cord, Rope -- 85
                      Wood Pallet Company -- Pallets -- 21

                             CARROLL COUNTY GEORGIA

             COMMUNITY INFORMATION and BUSINESS DEVELOPMENT PROFILE


                                    [PHOTO]


                                    [PHOTO]



                                     [LOGO]
                       Carroll County Chamber of Commerce

                                [ADVERTISEMENT]


  CFB                                                 [PHOTO]


                                         MAIN OFFICE - 110 Dixie Street
                                           Carrollton - 770-834-1071



                [PHOTO]

  KROGER BRANCH - 1355 S. Park Street
       Carrollton - 770-834-1071


                                                       [PHOTO]

                                          BRUNOS BRANCH - 505 Bankhead Hwy.
                                              Carrollton - 770-834-1071


                  [PHOTO]

  VILLA RICA BRANCH - 640 W. Bankhead Hwy.
         Villa Rica - 770-459-5734


                                                       [PHOTO]

                                         BOWDON BRANCH - 207 West College St.
                                                Bowdon - 770-258-3306


CONVENIENCE IN BANKING

-- All Drive-in windows open at 7:30 a.m.
   Monday - Saturday
-- Kroger & Brunos Branches are open until 8 p.m.
   Monday-Saturday
-- Two new branches opening for you at Maple Street
   & McIntosh Plaza in 1997

                                [ADVERTISEMENT]

CONTENTS

[PHOTO]

[PHOTO]

[PHOTO]


[ ]  CHAMBER WELCOME........................   6

[ ]  NEWCOMER NOTES.........................  14

[ ]  FACTS AT A GLANCE......................  20

[ ]  HISTORY................................  28

[ ]  COMMUNITIES............................  38

[ ]  ARTS, CULTURE, & RECREATION............  54

[ ]  EDUCATION..............................  60

[ ]  SERVICES...............................  74

[ ]  BUSINESS PROFILE.......................  86

[ ]  INDEX OF ADVERTISERS..................  101


                                [ADVERTISEMENT]

                                 WE HAVE A LOAN
                             THAT'S JUST YOUR SIZE.

                                [ADVERTISEMENT]

      Whether your next project is big or small, come to NationsBank. We can help you get the money you need to remodel the kitchen, buy a car, finance your child's education and more. With financing options, competitive rates and flexible repayment schedules, we have a loan that's just right for you.

      We've got the power to make a difference in your life with a loan that fits your needs. Come into the NationsBank near you and try one on for size.

NATIONSBANK

(c) 1992 NationsBank Corporation NationsBank Subsidiary banks are members FDIC and Equal Housing Lenders. [LOGO]

                                   WELCOME TO
                                 CARROLL COUNTY

                                    [PHOTO]

      Your interest in our area is greatly appreciated. Whether you're visiting, moving, retiring, or planning a business investment, you will enjoy Carroll County.

      We are blessed with a unique combination of features that blend quiet, rural livability with a dynamic and diverse economy.

      Our close proximity to Atlanta has enabled us to develop a "climate for commerce" which is affordable, progressive and accessible. Georgia's capital city and its resources are less than an hour away. Yet you'll probably find every convenience you need right here in Carroll County.

      Excellence abounds in everything from housing, schools and shopping, to recreation, medical care and cultural amenities. Although many positive changes have occurred in recent years, the excitement of future opportunities is what Carroll County is all about.

      The Carroll County Chamber of Commerce hopes you will call on us whenever we can be of service. Our office will be happy to assist you or your business in becoming part of Carroll County.

                                       Sincerely,


                                       /s/  KENNETH J. O'NEILL
                                       -----------------------
                                            Kenneth J. O'Neill
                                            President, CEO

                                    [PHOTO]

                                     [LOGO]

                                 CARROLL COUNTY
                              CHAMBER OF COMMERCE

                                [ADVERTISEMENT]

CHAMBER PUTS ITS EMPHASIS ON ECONOMIC GROWTH

     The Carroll County Chamber of Commerce is a volunteer organization of individuals and businesses who have joined together for the purpose of improving the economic well being of Carroll County, Georgia.

     Through the officers, directors and committees established to carry out the adopted programs and activities of the organization, the day-to-day operation of the Chamber is managed by eight professional staff members.

     The Chamber's budget is comprised of a combination of membership investments, economic development contributions and various fund raising projects. Its mission is to maximize the use of resources in the betterment of Carroll County. It works to promote and expand the business



                                [ADVERTISEMENT]

                                [ADVERTISEMENT]

[ADVERTISEMENT]  environment and guide growth and development.

                              CHAMBER OF COMMERCE PROJECTS

                              The Carroll County Chamber of Commerce is
                         actively involved in all facets of community life. Some examples of Chamber projects are:

                         - Star Student / Teacher program
                         - Business Beautification Awards
                         - GOAL Program
                         - West Georgia Livestock Show & Sale
                         - Farm City Banquet
                         - Small Business Person of the Year award
                         - Existing Industry EXPO
                         - Wage & Benefit Survey
                         - Farm City Tour
                         - Small Business Executive Forum
                         - DRUGS DON'T WORK Program
                         - Carroll County Legislative Breakfast
                         - Workshops and Seminars
                         - How To Do Business in Carroll County Handbook


                                [ADVERTISEMENT]

- Tourism promotional brochures
- Industrial site and building data
- Economic growth information
- Spend Christmas in Carroll County
  promotional shopping campaign
- Recruitment of new business and industry
- Quality of Life promotional magazine                    [ADVERTISEMENT]
- Workforce Enhancement video
- Monitoring of legislation affecting the business community
- Start-up business assistance
- Leadership Academy

CHAMBER OPPORTUNITIES

   When you become a member of the
Carroll County Chamber of Commerce, you:

o receive monthly information about and
  concerning the Carroll County Chamber of Commerce;

o meet new business contacts and customers through Chamber functions such as Quarterly
  Membership Breakfast, the Annual Meeting and Dinner and a variety of workshops,



   [ADVERTISEMENT]
  seminars, and meetings throughout the year;

o have input into and participate in the way Carroll County develops its business climate;

o can associate with 700 fellow business and professional Chamber members;

o can attend member-sponsored breakfasts, events and meetings (as a Chamber member, you may promote your business by sponsoring a Chamber function);

o are given advertising opportunities in the Chamber magazine and other publications;

o are promoted by the Chamber to all newcomers, visitors, tourists and business prospects;

o have the opportunity to do business with the Chamber (we only deal with members);

o take advantage of membership discounts on long distance services;

o are listed on the Global Electronic Marketplace, part of the Chamber's home page on the Internet.

     For more information, contact the Chamber's main office at 200 Northside Drive, Carrollton, telephone (770) 832-2446, or the North Office, located in the Villa Rica City Hall. You can also visit Carroll County on the world wide web: http://www.carroll-ga.org


                                [ADVERTISEMENT]

                                [ADVERTISEMENT]

Newcomer Notes


     Your relocation to Carroll County should be an exciting time. This section is intended to help make that transition easier. Much of the information you will need is condensed here for your convenience.

AUTO TAGS

       If you are moving to Carroll County from out of state, obtain your auto tag within 20 days of residency. You may change the title and get new tags at the Carroll County Courthouse, Newnan Street, Carrollton. Bring with you: the original title or name and business of lienholder, proof of ownership and insurance. Ad valorem taxes are due the month of birth of the vehicle's owner and are calculated according to year, make and model of car.

[PHOTO]                                                                 [PHOTO]

TAXES

       City, state and county real estate taxes are due by December 20th of each year. Senior citizens may be eligible for some exemption based on income. Returns are based on property owned January 1 of each year. Residents within city limits may call their respective City Hall: Carrollton 830-2000, Bowdon 258-8980, Mt. Zion 832-1622, Roopville 854-8136, Temple 562-3369, Villa Rica
459-3656, Whitesburg 832-1184. County residents should inquire at the County Tax Commissioner's office at 830-5843.

                                    [PHOTO]

Voter Registration

       Registration is done at more than 25 locations throughout the county. Newcomers are encouraged to contact the main voter registration office at the county courthouse, 830-5824, for more information.

Driver's License

       Cost is $15. To obtain a learner's license, you must have a birth certificate with a seal or certified copy of it, and a parent's signature. Driver's license applications are processed Tuesday thru Saturday at the Georgia State Patrol office in Villa Rica. For more information call 459-3549.

Electricity

       For electric service for home & business, call one of the two electric companies that serve Carroll County.

Carroll EMC:
o 155 Temple Rd 832-3552
Georgia Power:
o Carrollton/201 Bankhead Hwy 832-6336
o Villa Rica/100 W. Bankhead Hwy 459-3311

Business License

       Licenses are issued at each of the seven cities in the county. Licenses are also required in the county. More information may be obtained from each municipality and at the Carroll County Courthouse Annex.

The following information may be of further assistance:

Telephone Service

BellSouth 780-2355 - The area code for Carroll County is 770

Postal Service

o Carrollton
    110 Postal Way 834-4491
o Bowdon Junction
    4363 N. Hwy 27 832-1712
o Mt. Zion
    15 Martin St. 834-8655
o Whitesburg
    710 Main St. 834-2310

Gas

Georgia Natural Gas:
P.O. Box 549
Carrollton, GA 30117
832-8201

Fire Department

       To report an emergency dial 911. For other business dial 834-8505 or 834-3113.

Police Protection

To report an emergency dial 911
Carrollton Police Dept.: 834-4451
Bowdon Police Dept.: 258-3302
Temple Police Dept.: 562-3151
Villa Rica Police Dept.: 459-5149
Carroll Co. Sheriff's Dept.: 830-5888

Ambulance Service

Dial 911 (available countywide)

Water

Carroll County Water Authority 834-6667

Municipal Services
Bowdon 258-8981
Mt. Zion 832-1622
Roopville 854-8136
Carrollton 830-2000
Temple 562-3369
Villa Rica 459-3656
Whitesburg 832-1184

                                [ADVERTISEMENT]

                                [ADVERTISEMENT]

                                [ADVERTISEMENT]

                                [Map of Georgia]

FACTS AT-A-GLANCE                                                  [PHOTO]

- POPULATION: 78,000
- LOCATION: 35-49 miles to downtown Atlanta; 50 minute drive to Hartsfield International Airport
- COUNTY SEAT: Carrolltown
- LABOR: Area workforce 200,000; Unemployment rate 4.5%
- TRANSPORTATION: Interstate 20 (E-W); U.S. 27 (N-S); West Georgia Regional Airport; Norfolk Southern Railroad
- WAGE RATES: Average hourly starting rate $6.24; average hourly wage rate $8.17
- TRAINING PROGRAMS: State of Georgia Quick Start coordinated locally by
  Carroll Tech
- COST OF LIVING: Approximately 93% of U.S. average
- EDUCATIONAL RESOURCES:
  - 8,600 student State University of West Georgia
  - Carroll Technical Institute
  - City School System
  - County School System
  - Three private schools
- LIVABILITY:
  - 220-bed regional medical center
  - Libraries
  - John Tanner State Park
  - City/county parks
  - Easy accessibility to Atlanta
  - Golf courses/country clubs
  - Performing Arts Center
- INCENTIVES:
  - $1,000 per job tax credit
  - 100% freeport exemption on all inventory
  - Site development assistance






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GEOGRAPHIC LOCATION: Carroll County is located 45 miles west of Atlanta and 90 miles east of Birmingham. Carroll is the heart of west Georgia and forms the western boundary of metropolitan Atlanta. It is easily accessed by Interstate 20, US Highways 27, 78 and eight state highways. The county offers visitors and residents alike 495 square miles of beauty, recreation and history.

POPULATION: Carroll County's population of 78,000 lives, works and plays in seven picturesque towns, ranging from the smallest, Roopville with 248 residents, to Carrollton with a population of more than 17,000.



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ACCOMMODATIONS: With 500 hotel/motel rooms and numerous campsites, visitors will find plentiful accommodations in Carroll County. The area is a magnet for a large range of visitors -- from conventioneers seeking relief from pricey Atlanta, to tourists drawn to the area for its unique history and peaceful surroundings. Whether roughing it, taking advantage of modern hotel rooms and meeting spaces, or relaxing in a Victorian bed and breakfast, visitors will find something to please in diverse Carroll County!

SHOPPING/RECREATION: Carroll County is a regional shopping destination featuring everything from modern malls to attractive, old-fashioned downtown shopping areas. In addition, there are many recreational opportunities in the area. There are parks, tennis courts, movie theaters, skating rinks, horseback riding trails, public and private golf courses, water skiing and swimming beaches. Carroll County is West Georgia's playground!

CLIMATE: Long warm summers and short mild winters are enjoyed by Carroll Countians. The average temperature for the year is a cool and comfortable 62.2 [degrees].



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[PHOTO]

State University of West Georgia

[PHOTO]

Midtown Water Park is the place to be on a hot summer afternoon.


Carrollton...

A designated Main Street city since 1985, Carrollton artfully blends an historic past with a progressive future. Historic Adamson Square and the surrounding 16-block Main Street district are experiencing a new surge of economic growth. New specialty shops, restaurants and even residential projects are in full bloom. Main Street continues to offer locals and visitors many special events in and around downtown such as "A Taste of Carrollton," Mayfest and the annual Old-Fashioned Christmas Tree Lighting and Parade.



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                             DOWNTOWN & ALL AROUND.


     Working hand-in-hand with the Main Street Program in promoting downtown Carrollton, the local convention and visitors bureau goes one step further in promoting the entire area. Encompassing not only downtown
Carrollton, the CVB also promotes nearby John Tanner
State Park and McIntosh Reserve as well as the grave site of Susan Hayward, and of course the State
University of West Georgia. Tourism is on the upswing as a viable industry for the Carrollton area. Sporting events, tournaments, meeting and convention groups as well as day-trip bus groups pour into the community monthly.

     Both Carrollton's Main Street Program and the
Carrollton Area Convention and Visitors Bureau provide a wealth of information and assistance on everything from special events, dining and lodging, to economic restructuring and historic preservation. Both organizations are available for speeches and presentations and can provide brochures, guides and lists for most any occasion.


           For more information
            about the exciting
        Carrollton area, contact:

          Carrollton Convention
            & Visitors Bureau
        & Carrollton Main Street
        Colin Cash Smith, Director
               P.O. Box 552
        Carrollton, Georgia 30117
           Phone (770) 214-9746
              1-800-292-0871
            FAX (770) 834-3652


[PHOTO]

Recreational attractions such as Tanner State Park and the Chattahoochee River contribute to our superb quality of life.

[PHOTO]

Carrollton downtown Christmas.



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HISTORY



               Carroll County is an interesting
            destination for history buffs and
            sightseers alike. Many records and remnants of the past remain, telling the story of life long ago, even before the time that Creek Indians cultivated the rich soil here.

               A key figure in the county's early
            history was Chief William McIntosh. A
            cousin of Georgia Governor George Troupe,
            McIntosh was the son of a Scottish father
[Photo]     and a Creek mother. He earned recognition        [Photo]
            as a plantation owner who also owned a
            tavern and operated a ferry. His dual
            identification with both the Native
            American and white cultures brought
            McIntosh both recognition and tragedy.

               A leader of the Lower Creek Indian
            tribe, McIntosh also achieved the rank of brigadier general in the U.S. Army. He negotiated the Indian Springs Treaty with the U.S. Government in 1825, ceding Creek and Cherokee landholdings within Georgia to the state. This infuriated members of the Creek tribe because of rumors that McIntosh received $400,000 for the deal while exempting his own property. In retaliation, tribe members reputedly killed McIntosh and burned his plantation home.

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                                    [Photo]
                                                                              29
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                       Graceful Carroll County residence

      Archeological digs at the site reveal that an early Indian culture actually existed here long before the Creeks - perhaps as far back as 8,000 B.C.! There is also evidence that Union troops may have camped there during the War Between the States.

      Today, the McIntosh plantation site remains preserved as the McIntosh Reserve. A passive recreation area, open from April through October, the 487-acre reserve sits along the scenic Chattahoochee River and is the location for the annual McIntosh Festival each October. Displays and exhibits illustrate the Reserve's history. McIntosh Reserve is now listed on the Chieftain's Trail, a state historic trail highlighting Native American history in Northwest Georgia.

      Carroll County was organized from lands acquired by the treaty with the Creeks. When chartered in 1826, the county was named for Charles Carroll, the last living signer of the Declaration of Independence. As settlers began moving into this rich farm region, others came prospecting for gold in the northern part of the county at what is today Villa Rica.

      Originally encompassing 1,600 square miles, the county was later subdivided, leaving 495 square miles. The county seat was first located at what was known as "Old Carrollton," near the Sandhill community, and in 1829 was moved to its present site. "New" Carrollton was incorporated officially in 1850. During the Civil War, farmers, many of them women whose "menfolk" were off at war, donated a generous portion of their crops to the Confederate cause. Agriculture continued to dominate the region following the war. The railroad and emerging new commercial enterprises helped push Carroll County into the new century, but the county remained predominantly agrarian until the post-World War II era brought industrial development.

      The county's lovely rolling and wooded countryside, attractive shopping centers, and friendly neighborhoods continue to attract visitors and


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newcomers. Other inducements include the outstanding medical facilities, excellent schools and the much-heralded recreation programs.

     In addition, Carrollton is one of Georgia's Main Street cities, a distinction given to cities who have committed to an ongoing downtown revitalization and preservation program. The success of these programs is apparent in Carrolton's beautiful and inviting downtown district.

     Visitors, too, will find Carroll County a welcoming, interesting place to visit. In addition to the shopping and historical attractions that are always available, the county plays host to many special events throughout the year. These include:

- THE CHERRY CHASE: Last Saturday in February
- SPECIAL OLYMPICS: April event featuring individual and team sports competition for "special citizens" of all ages.
- MAYFEST: First Saturday in May
- ARTS GALA: June art auction and entertainment
- FOURTH OF JULY CELEBRATION
- BOWDON'S FOUNDERS DAY: First weekend in August
- VILLA RICA'S GOLD RUSH DAYS: Second weekend in September
- ROOPVILLE'S HOMECOMING FESTIVAL: Third Saturday in September
- AUTUMN LEAVES ARTS & CRAFTS (John Tanner State Park): Last full weekend in September
- TEMPLE FALL FESTIVAL & CAR SHOW: Last Saturday in September
- WHITESBURG ARTS & CRAFTS FESTIVAL: Second weekend in October
- BURWELL ARTS & CRAFTS SHOW: Second weekend in October
- CHEROKEE ROSE STORYTELLING FESTIVAL: Second weekend in October (begins
  Thursday)
- CARROLL COUNTY FALL FESTIVAL: Third weekend in October
- McINTOSH RESERVE FALL FESTIVAL: Last full weekend in October
- OFF THE SQUARE ARTS & CRAFTS SHOW: First weekend in November

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HISTORIC ATTRACTIONS

Residents and guests alike enjoy the fine old homes and other points of interest in Carroll County:

ACORN BLUFF (LOCHAU TALOGAU), in McIntosh Reserve, is the site of the plantation home where the half Scotch-half Creek Indian chief was killed. Displays and exhibits here depict this violent period of Georgia history. It is located three miles south of Whitesburg off Georgia Highway 5.

BETH HARMON WILLIAMSON CULTURAL ART CENTER, located in the West Georgia Regional Library at 710 Rome Street, Carrollton, hosts art exhibits, concerts and special programs. A special room contains historical memorabilia on Carroll County and Georgia.

THE BONNER HOUSE, oldest building on the State University of West Georgia campus, was built in 1843 as a plantation home.

BUCKHORNE TAVERN, one of the oldest settlements in the county, was built in 1833 as an overnight resting place on an early stage route. The original foundation and framework, held together with wooden pins, still stands just east of Temple.

THE CARROLL COUNTY COURTHOUSE, erected in 1928-29, depicts the architecture of this era. It is located in downtown Carrollton.

THE CARROLLTON COMMUNITY ACTIVITIES CENTER is the only building in the west Georgia


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area designed by Neel Reid, famous Georgia architect who designed Callaway
Gardens. It is located at 118 White Street in Carrollton.

THE CONFEDERATE MONUMENT faces north to warn off Yankees. Once a part of the town square, the silent sentinel now stands at the corner of Newnan and Tanner Streets.

KENNEDY CHAPEL, constructed in the 1880's, was known as St. Mary's Episcopal Church. It was later used as a Catholic church and moved in 1963 to its present location on the State University of West Georgia campus. Renamed the John F. Kennedy Interfaith Chapel, it was dedicated by the late President's brother, Robert F. Kennedy.

McDANIEL-WHATLEY HOUSE was once the home of Charles A. McDaniel, a teacher and president of Bowdon College, the first institution of higher learning in West Georgia. The school began in a two-room log cabin located near this 1859 home.

OAKLAWN is thought to have been built by Cherokee Indian labor prior to 1827. Located at 1141 Rome Street in Carrollton, the house was moved from Springfield, Ga.

ROOPVILLE ARCHIVES AND HISTORICAL SOCIETY on Highway 27 provides a collection of historical memorabilia of the area and is open to the public.


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                                                     [PHOTO]
          CARROLL COUNTY
          COMMUNITIES

                An unbeatable quality of life is what you'll find in the communities of Carroll County. Whether you desire the tranquility of the Blue Ridge Mountains or the convenience of being only minutes from Atlanta's amenities, there's a community for you.

          BOWDON...OLD FASHIONED CHARM, NEW FASHIONED OPPORTUNITIES

[PHOTO]        Established in 1853 on the last land in Georgia to be ceded from the Creek Indians, the city of Bowdon has long been recognized for its warm hospitality and friendliness to newcomers and visitors.

               Located 55 miles west of Atlanta and 11 miles south of Interstate I-20, Bowdon today continues its tradition of hospitality to the many visitors who come to the small, thriving community to find great bargains in men's and women's clothing at manufacturer's retail outlets located there.

               Additional major employers include a tire manufacturer and a large trucking line. Four banks and Bowdon Community Hospital serve the community. Bowdon's impressive 130-acre industrial site has full utilities in place for new prospects.

               The citizens of Bowdon are justifiably proud of their high school, secondary and elementary school pro-

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[photo]



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grams.

     The city also claims one of the most active recreation facilities in their part of the state with gymnastics, dance, tennis, softball and football. A recently constructed senior citizens center makes it possible to offer recreational programs for all ages.

     A newly remodeled library meets the needs of the community not only with books but computer assistance and educational programs for the entire community.

     Bowdon's slogan on the city seal says "The Friendly City," and anyone who visits there will attest that they live up to that reputation.

CARROLLTON: SITUATED FOR GROWTH

     The city of Carrollton, the county seat of Carroll County, is located 50 miles west of Atlanta, 80 miles east of Birmingham and 14 miles south of Interstate 20 at the junction of U.S. 27, S.R. 166 and S.R. 16 (U.S. 27 A).

     Incorporated December 22, 1829 by Act of the Georgia General Assembly, Carrollton was named in honor of Charles Carroll, one of the signers of the Declaration of Independence. With a current population approaching 18,000, Carrollton serves as a retail, commercial, education, manufacturing and health care center for several counties in West Georgia and East Alabama.

     Carrollton is home to the world's largest privately owned rod and cable manufacturing company (Southwire) and the world's largest record manufac-


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                              "The Friendly City"

                                 BOWDON GEORGIA

                     Honors the Past - Welcomes the Future!

                                    [Photo]

                                    [Photo]

We welcome new families and businesses to our beautiful part of the progressive Carroll County!

                                    [Photo]


                     For more information, please write to:

                                 City of Bowdon
                               136 City Hall Ave.
                                Bowdon, GA 30108
                                  or telephone
                                  770/258-8980

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turing plant (Sony Music). In addition, the City's highly diverse industrial base includes firms producing advanced technology for the aerospace industry, fiber optics for the communications industry, along with textiles, plastic products, aluminum products and a wide range of other manufacturing goods.

     Carrollton is governed by a Mayor (elected at large) and four council members (elected by ward) who establish city policy. Policy directives are implemented by the City Manager. The City Manager is a full-time professional who directs the city operation through the department heads and support staff.

     Stable, consistent policy development, a fiscally conservative budget philosophy, a high service-oriented management philosophy and a commitment to long-range planning have enabled Carrollton to facilitate responsible, sustained growth over the previous two decades.

     These same factors have positioned the city to attract, accommodate and serve future growth opportunities.

MOUNT ZION: REACHING NEW HEIGHTS

     In 1827, this community was established on land owned by the Creek Indian Confederacy. It became known as Turkey Creek Mill, named for the abundance of wild turkey found in the area.

     Mount Zion Methodist Episcopal Church, one of the oldest Methodist Episcopal Churches in the state, soon became the center point of the community, and in 1878 the name Turkey Creek Mill was


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                                                          43
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[ADVERTISEMENT]          changed to Mount Zion. The city was officially
                         chartered in 1912, re-chartered in 1953 and again in 1978.

                              The church expanded and in 1880 started one of
                         the most successful seminary schools founded by the M.E. Church. The desire for an exceptional school still thrives today in the local county school for grades K through twelve.

                              Sitting on a hill in the midst of the rolling
                         northwest Georgia countryside, Mount Zion is located eight miles west of Carrollton on GA State Highway 16, not far from John Tanner State Park.

                            The little community of Mount Zion is a growing
                         residential area as people come to enjoy its country living and relaxed lifestyle.

[ADVERTISEMENT]               City expansion is underway to meet the needs of
                         this influx of new residents. Water lines and fire hydrants are being installed on every street for the added conveniences of city water and fire protection. Street lights and signs are being put up at all intersections in the city, making it easier for emergency vehicles to quickly locate addresses, plus the added benefit of helping visitors find their way around.

                              The city police department is also being upgraded
                         so the citizens of Mount Zion will have 24-hour police protection.

                         ROOPVILLE: SMALL BUT PROUD!

                              Roopville was incorporated in 1885, growing from
                         the original settlement started by Martin Roop, his wife Elizabeth, and

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their 10 children.

      Martin Roop, for whom the town was named, migrated to Georgia from South Carolina and settled in the area in 1855. The Roop family became prosperous farmers and businessmen and contributed greatly to the development of the entire area.

      Located on a high ridge in southern Carroll County, nine miles southwest of Carrollton, Roopville is a small, close-knit community with a population of about 273. Citizens are proud of the Roopville Historic Society, which preserves their town's interesting past.

TEMPLE: CELEBRATING ITS SECOND CENTURY

      Chartered in 1833, the city of Temple reached its settlement stage in 1882 along the Georgia Pacific Railroad (as it was being built between Atlanta and Birmingham). Temple was named for Major Robert H. Temple, a civil engineer of the railroad.

      Temple became known statewide because of the Temple Model School which opened in 1904. The school became a model for other schools in agriculture and homemaking programs and a horse-drawn transportation system. Today it is a local school which is part of the Carroll County School System, teaching children in grades K-12.

      Located off Interstate I-20, 42 miles west of Atlanta and 11 miles north of Carrollton, Temple has a population of 2,423, and is governed by a major and five council members.

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      Temple has its own water distribution system furnished by two large lakes. A new, updated sewage and waste water treatment and collection system to meet the present and future needs of the growing community recently became operational.

      The city offers garbage pickup service, county and volunteer fire protection with a new fire station inside the city, and 24-hour police protection.

      Temple-based industries providing jobs to the community include: Sewell Manufacturing Company, Temple Manufacturing Company, Temple Wood Products and Furniture Suppliers, Inc. There are several hundred acres of undeveloped land with easy access to I-20 that are being considered for possible future development.

      Recreational opportunities are provided through a baseball/softball field complex behind city hall combined with recreational facilities at the high school.

VILLA RICA: STILL A GOLD MINE

      Villa Rica boasts a colorful history that dates back to 1826 when adventurers flocked to the area in search of gold. And gold they found as one of the richest veins of gold in Georgia was struck! The site was about two miles north of the present-day community of Villa Rica. A translation of Villa Rica is "city of gold."

      Although the precious metal which gave Villa Rica its name is no longer mined, a new kind of wealth is springing up along I-20. This progressive little com-munity is on the move with new commercial, recreational and industrial development. An industrial spec building underscores the community interest in preparing for economic growth.

      Villa Rica's easy access to Hartsfield International Airport (30 minutes away) has already helped attract a base of more than 35 firms including foreign investments from Britain, Japan, Finland and Germany.

      Retail trade and residential communities are also experiencing rapid development. A responsive city government is monitoring Villa Rica'S "new era" with zeal and enthusiasm.

      The largest "gold mine" in Villa Rica's future is "Gone With the Wind," a multi-use living history theme park. The park is being built on 300 acres straddling Carroll and neighboring Douglas County. "Gone With the Wind" will include replicas of Tara, Twelve Oaks and other structures representing life in the antebellum South. Long-range plans call for a golf course, clubhouse, condominiums and an equestrian center.

WHITESBURG: THE LITTLE TOWN WITH A BIG HEART

      Whitesburg was settled in 1860 and was incorporated in 1874, with five councilmen elected to govern the town, Mr. W.W. Harris was chosen from the five as mayor. The city had 13 business houses, a stage business operated by W.H. Baker, a depot, school, Baptist and Methodist churches, a restaurant, a planing mill and

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three taverns.

      Whitesburg became the first rail center of Carroll County. In fact, the town was named in honor of Andrew J. White, an official of the railroad who was well liked by the townspeople. Freight was shipped from Savannah to Whitesburg and then distributed to a large area of west Georgia.

      The first school in Whitesburg was built and operated by Professor Henry Newton in 1873; later it was known as Hutchenson College. Today, the school is part of the Carroll County School system and has 24 teachers and 340 students from K through eight.

      The city of Whitesburg is a busy, progressive place with a population of about 761. Its small-town flavor coupled with many shops and services makes it an appealing option for new residents.

      The city sponsors an arts and crafts festival annually, held the second weekend in October. This festival draws about 5,000 visitors with some 100 exhibitors, and gives them all a chance to see Whitesburg -- "the little town with a big heart."

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                                                                              51
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CARROLL COUNTY

Communities of
Diversity,
Charm &
Tranquility


[PHOTO]

[PHOTO]

[PHOTO]

[PHOTO]

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[MAP OF CARROLL COUNTY]

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                                                                              53
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                           ARTS, CULTURE & RECREATION

     Enjoying Carroll County's suburban-rural lifestyle does not mean sacrificing cultural and recreational amenities. To the contrary, newcomers will find a wealth of visual and performing arts offerings. Also, Carroll County's pleasant climate and varied terrain ensure ample opportunity for outdoor activities.

     Cultural events are so much a part of life in Carroll County that the county and city governments providing funding to ensure their prominence.

[PHOTO]

     In 1978, a group of concerned citizens formed the Carroll County Cultural Arts Alliance to help fill the community's needs in various media. From these efforts have come such diverse activities as community theatre, community chorus, community band, children's theatre, art exhibitions, a storytelling festival, violin classes, arts and crafts attractions, and special musical performances.

     Serving in an advisory capacity to the Cultural Arts Division of the Carrollton Parks, Recreation and Cultural Arts Department, the Alliance supports bringing quality art exhibits and performances into the area. It assists and encourages local civic and individual efforts in the arts and develops workshops, classes and demonstrations in visual and performing arts for youth and

[PHOTO]


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                                    [PHOTO]
adults. The Alliance's bi-monthly newsletter keeps citizens informed of art activities and provides information on scheduled events at the State University of West Georgia, local schools and other locations throughout the west Georgia area.

     The Alliance encourages membership among newcomers and local residents interested in becoming supporters of the arts. For information on upcoming programs or ways to become involved, call 832-1161.

     One of the most valuable assets to the local cultural scene is the State University of West Georgia, which recently completed a new Fine Arts complex to better serve the growing needs of the college and community. The college is often the site of concerts, plays, art shows and continuing education seminars.

     Another important organization is the Carroll County Historical Society, which meets the second Tuesday of each month. Devoted to preserving the unique historical and architectural integrity of the community, the Historical Society welcomes new members. Call 832-8016 for information on membership and current projects.

     Four well-stocked public libraries -- at Carrollton, Villa Rica, Bowdon and Mt. Zion -- provide opportunities for endless hours of pleasure and research with books, magazines, videos, records, tapes, shows, displays and reference information.

     The Atlanta Symphony, Ballet and High Museum of Art are only minutes away from Carroll County, and local residents often take advantage of this close proximity to the South's undisputed cultural center.

     Carroll County's imminent livability and close-knit sense of community is a secret waiting to be discovered! Through the years, many prominent citizens have made their homes in Carroll County, valuing its beautiful countryside and easy-going way of life. Some of these people include Academy Award-winning actress Susan Hayword, Coca-Cola executive Asa Candler, clothing executive Warren Sewell, sculptor Julian Harris, nationally-known minister Dr. Charles Allen, "Mark Trail" creator Ed Dodd, Gold Kist, Inc. founder D.W. Brooks, and Southwire, Inc. founder Ray Richards.

     The county contains houses of worship for all major religious denominations, providing spiritual guidance and outlets for wholesome, family-oriented ??? life. The beauty of the ???? buildings reflects the pride of the local citizens.

     Newcomers will find unlimited ways to get involved in community life through the many civic clubs and service organizations which contribute to the betterment of the area. If you would like to receive a roster of various contacts, visit the Chamber of Commerce office or call 832-2446.

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[PHOTO]

                             RECREATIONAL OFFERINGS

      With a superb, four-season climate, Carroll County offers its residents a wide variety of ways to spend their recreation and leisure time. Full-time, award-winning recreation departments operate in Carrollton, Bowdon and Villa Rica, while part-time programs are provided in Temple and Mt. Zion. Carroll County also offers no less than 33,421 acres of state, public and private recreational parks and facilities! Contributing to the enjoyment of life and the dynamic growth potential of this community is the abundance of activities available for every member of the family and for every lifestyle.

      Outdoor enthusiasts flock to the nearby fields and streams in quest of wild game, largemouth bass, crappie or bream. With a pleasant year-round climate and four distinct seasons, Carroll County proves an open playground for sports enthusiasts.

      Lake Carroll in downtown Carrollton, Lake Tisinger near Bowdon and Lake Buckhorn in the northeast section of the county also provide aquatic pleasures for local residents. Serious fishermen can test their skill with some of the world's biggest bass at nearby West Point Lake.

      If you enjoy spectator sports, you can usually find a game going on, thanks to the full calendar provided by State University of West Georgia and the four local high schools. If big league action is your passion, games with the Atlanta Braves, Hawks and Falcons are only an hour away.

      Golf enthusiasts will find two public and two private courses, including Sunset Hills Country Club, a full-service private facility. The two public courses are a par 3 facility in Bowdon and the Plantation Championship Course near Villa Rica. A new 18 hole course in Carrollton should be complete in late 1997.

      Tennis players congregate at any of the many facilities operated by local recreation departments.

      John Tanner State park, just south of Mt. Zion, is a multi-use outdoor attraction with swimming, boating, picnicking and camping facilities. Situated on a beautiful 136-acre site, the park features the largest sand beach of any state park in Georgia. On any given day during the season, you can expect to see as many as 500 folks soaking up sun or splashing in one of the two available lakes. There are also exercise and nature trails, canoe and pedal boat rentals, miniature golf, lodge accommodations, and tent and trailer campsites. The park is a setting for family-oriented fun or reunions.

      Another popular retreat is the historic McIntosh Reserve, a 487-acre scenic park adjacent to the Chattahoochee River. Managed by Carroll County, this site is open for camping, hiking and picnicking from April through October. Located three miles west of Whitesburg, the McIntosh Reserve was once part of the former Creek Indian Chief William McIntosh's plantation, Lochau Talogau. The annual McIntosh Festival, held every October, commemorates McIntosh's colorful life and dramatic death. The festival features arts and crafts, a road race and entertainment over a two-day period.

      Local libraries, movie theaters, exercise and fitness centers, roller skating rink and horse stables offer opportunities for other leisure-time pursuits.

      Yes, indeed, with fun for everyone, Carroll County has plenty to keep you on the go all year round!


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                             CARROLL COUNTY SCHOOLS
                        A personal climate for learning

A variety of programs and environments are designed to meet the diverse needs of all students. Undergirded by a caring approach and a philosophy of excellence, Carroll County Schools prepare students for life.

-------------------------------------------------------------------------------

Pre-K through 12th grade programs are available in five district schools:
Bowdon, Central, Mt. Zion, Temple, and Villa Rica. In addition, three communities, Sand Hill, Roopville and Whitesburg, have elementary schools.


The Technical High School serves all area schools and provides youth apprenticeship and Tech Prep articulated classes in nine technical areas: horticulture, CAD drafting, electromechanical technology, quantity foods, health occupations, parenting, building trades (construction), auto service technology and graph technology.

Open Campus High School is a night school that provides opportunities for non-traditional students to complete graduation requirements.

The Carroll County Parenting Program and Family Resource Center assists teen and DFACS-referred parents in their education. Located on the Technical High School campus, it provides developmentally-focused child care, transportation, nutritious meals, and other support services as parents learn parenting skills and complete their education.


Central High School:

Students work cooperatively to solve problems in science lab.

[PHOTO]

[PHOTO]

[PHOTO]




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                 Serving Bowdon, Central, Mt. Zion, Roopville,
                 Sand Hill, Temple, Villa Rica, and Whitesburg

For additional information, please contact:
Carroll County Board of Education
164 Independence Drive
Carrollton, Georgia 30116
(770) 832-3568


Sand Hill Elementary:

[PHOTO]

First grade students reinforce math and reading skills through computer activities.

Whitesburg Elementary:

[PHOTO]

A fine arts program provides students an opportunity for regular creative expression. These children sing and play musical instruments together.

Mt. Zion Elementary:

[PHOTO]

Brain-based learning environments invite students to take an active role in their learning. The learning climate in this fifth grade classroom includes indirect lighting and alternative seating in the listening center.

Villa Rica High:

[PHOTO]

In one of five county GSAMS labs, this AP Calculus class is interacting with three local high school sites. Students from all five county high schools have the option of taking classes offered in this manner.


                                                                              59

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EDUCATIONAL
RESOURCES


     The 21st century is fast approaching, and Carroll County educators are up to the challenge. Ensuring that all students have superior opportunities for growth and learning is the top priority for local educators and parents alike.

     Two public school systems -- city and county -- and several private schools offer diversity and quality education seldom found in communities this size. Higher education is readily at hand at University of West Georgia, a highly regarded senior unit of the university system of Georgia. Carroll County Technical Institute offers a wide range of business and technical programs.

CARROLL COUNTY SCHOOLS

     Children of county residents living outside of Carrollton may attend one of 19 schools in the county system. Each of these schools is accredited through the Southern Association of Colleges and Schools. It is the mission of the Carroll County Schools to provide all students a high quality education in a personalized, supportive environment.

     Five district high schools operate within the county. In addition, a centrally located technical high school provides a comprehensive vocational program for all area

[PHOTO]

[PHOTO]


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                                    [PHOTO]


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schools. High school students choose from academic and/or technical tracks and follow a learning program designed to develop their interests and prepare them for further education. Also, a Crossroads Academy is provided as an alternative setting for students in grades six through twelve.

     Students who prefer to work during the day and attend school at night may enroll in a night school program. Open Campus High School allows students an opportunity to obtain high school diplomas through evening classes. These students enjoy the same complete curriculum offered to day students. The school system also provides child care for students with children.

     Ten elementary and two middle schools provide an instructional program for pre-kindergarten through grade eight. The four-year-old pre-kindergarten program is dynamic, active and developmentally appropriate. An integrated, developmentally-based curriculum is used in the elementary grades. As part of the instructional program, elementary music, performing arts and visual arts programs continue to grow.

     In addition, different schools choose instructional variations to enhance student potential and opportunity for expanding interests. Some examples of these programs are: looping classes, in which a teacher stays with a class for two years; multi-age classes; brain-compatible learning environments; artist-in-residence programs; character education schoolwide programs; various fine arts programs; outdoor classrooms with nature trails; and Reading is Fundamental programs.

     In the middle schools, the regular curriculum is rounded out with exploratory classes and opportunities to use state-of-the-art technology labs. Students in grades six through eight include a focus on careers as part of their instructional program.

     Technology enhances learning opportunities for Carroll County students in a variety of ways. K through grade 12, the system has a ratio of one computer for every five students. In all schools, satellite technology supports distance learning activities. Elementary grade technological diversity includes multimedia computer access, networked media centers, satellite and closed circuit capabilities, various software programs, and many other standard technology resources.

     Each of the five high schools has a computer writing lab for regular use in English courses. In addition, located in every high school is a GSAMS lab providing the opportunity for interactive distance learning. The GSAMS lab expands curricular offerings by enabling high school students to access classes at other high schools, colleges and universities.

     To enroll in kindergarten, a child must be five years old on or before September 1, and students in the first grade must be six on or before September 1, in accordance with state guidelines. Children entering school for the first time must have a birth certificate, an immunization certificate, and a certificate of eye, ear and dental screening.

     Transfer students must have their previous school record confirmed in writing or over the phone by school officials. The student's file should be transferred with these records.

     For information about the Carroll County School System, contact the superintendent's office at (770) 832-3568. For individual enrollment in a particular school, contact the school principal's office. For bus transportation information, contact the Director of Transportation at (770) 834-3346.

CARROLLTON CITY SCHOOLS

     The Carrollton City School System provides students with exciting opportunities for growth and development through its commitment to a process of continuous improvement. Collaborative efforts are creating a quality educational community that meets the intellectual, physical, social and emotional needs of all citizens.

     Carrollton City Schools are a lighthouse system genuinely dedicated to the improvement of education in the state of Georgia and across our country.

     A centralized 150-acre campus houses the three schools which make up this independent city school system. Approximately 3,550 students, plus an additional 200 four-year-olds, receive preparation for con-


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                            CARROLLTON CITY SCHOOLS

               A Tradition of Excellence for more than 100 Years

REASONS TO BE PROUD:

o InterLink 2000 Project is connecting the school system to our community infrastructure, providing simultaneous access to Internet and e-mail for all 1,400 computers. See our Home Page at: http://www.co.carrollton.K12.GA.US

o One of the original sites for the Family Connection Initiative -- a model for collaborative efforts of schools and community help children and their families

o Selected by SchoolMatch, an independent service which helps relocating families and corporations, as one of the top 10% of school systems in the nation in meeting the demand for excellent, academically solid schools

o Carrollton Junior High School and Carrollton High School selected as Georgia Schools of Excellence

o Carrollton High School selected by Redbook Magazine in 1995 and 1996 as one of the most outstanding high schools in the nation

o Prekindergarten Program serves 200 four-year-olds in a child-centered learning environment

o Carrollton Elementary School offers world class academic opportunities through foreign language and science laboratory experience which enhance classroom learning

o Carrollton Junior High School provides an extensive career exploration program, followed by high school assistance through the Career Counseling Center

o All schools provide a well-structured inclusion program to meet the needs of special education students

o    Students are champions in athletics, band, debate and performing arts

o Carrollton High School Graphic Arts Program is the National Model for Digital Graphic Arts

o One of the original sites in the state to receive grant funds to improve student achievement through the Next Generation School Project


                                    [Photo]

Carrollton High students produce television programming in the broadcasting studio which is just one of the state-of-the-art vocational labs. Other labs include graphic arts, computer aided drafting, career exploration, and technology exploration through modules in such areas as robotics or meteorology.


                                    [Photo]

Students at Carrollton Junior High enjoy a challenging academic program which provides for every student.

                                    [Photo]

Carrollton Elementary students benefit from innovative teaching techniques such as the electronic keyboarding lab.

       THE VISION: The Carrollton City Schools and community nurture and empower individuals to be life-long learners who take personal responsibility for improving our world.

The Carrollton Board of Education is an equal opportunity employer and does not discriminate on the basis of age, sex, race, religion, national origin, or handicap/disability in education programs, activities, or employment practices. Carrollton City Schools, 106 Trojan Drive, P.O. Box 740, Carrollton, Georgia 30117, (770) 832-9633

                                [Advertisement]


                                [Advertisement]

tinued education or the job market.

     Opened in 1992, Carrollton Elementary School provides teachers with instructional tools which bring learning to life. Unique programs include a Yamaha keyboard lab for teaching music, one of the first elementary science labs in the state, and foreign language instruction.

     Pre-school children may attend a voluntary four-year-old program to better prepare them to enter school ready to learn. Family Connection, a collaboration of community service agencies, links Carrollton City Schools' students and their families with needed resources.

     Carrollton Junior High School, named a 1994 Georgia School of Excellence, serves sixth, seventh, and eighth graders. Emphasis is placed on merging the use of the technologically advanced facility with innovative teaching techniques designed to meet the needs of each student. A strong vocational exploratory program, which includes keyboarding, word processing, desk-top publishing, mass communications, and home economics, in addition to an extensive fine arts program featuring band, chorus, and an electronic keyboard lab allow the middle school student to enhance academic pursuits.

     Recognized across the state and in many national arenas as an innovative, "break the mod" learning environment, Carrollton High School actively involves students in the learning process.



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                  [CARROLL TECHNICAL INSTITUTE ADVERTISEMENT]

                                    [PHOTO]


                     COLLEGE CO-EDS ENJOY A FRIENDLY GAME.


     A 1993 Georgia School, Carrollton High offers opportunities for hands-on experiences which make educational activities relevant to the student's world. Students investigate career options through state-of-the-art vocational labs which allow them to experience the world of work in industries such as aerospace, printing, engineering, research and development, and much more.

     Extracurricular programs are part of a student's total education. Championship athletic teams, a nationally acclaimed band program, chorus, drama, and debate teams offer a niche for everyone. A wide variety of student groups, such as Key Club, Beta Club, and Spanish Club, are organized at all three schools.

     Encouraging academic success is evident throughout the school system. The Carrollton City Schools Education Foundation, Inc. is a tax-exempt organization founded to fund programs which directly impact teaching and learning. Through community contributions, a base of support has been established and a Teacher Mini-Grants program is one of the first projects funded.

     The Academic Booster Club sponsors and supports programs which encourage and recognize academic excellence through the school system. Hundreds of students have had their hard work acknowledged through the efforts of this parent-driven organization.

     Developing lifelong learners is part of the vision of the Carrollton City Schools. Adults in the community may work toward the GED at the Maple Educational Center. The four-year-old program and pre-school handicapped services are just a few of the other programs conducted at this city schools' location.

     A transportation system serves city school children. Systemwide programs include those for children with special needs, learning disabilities, behavior, vision, or speech problems, multi-handicapped, and hospital/home-bound.

     Children entering kindergarten must be five by September 1. The following documents are required for registra-

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                  [BLACKSTOCK MONTESSORI SCHOOL ADVERTISEMENT]
tion: (1) a copy of the child's birth certificate, (2) an immunization certificate (form 3032), (3) a certificate showing the child has had an eye, ear, and dental examination (form 3300), and (4) proof of residency.

     For more information concerning the Carrollton City School System, call the superintendent's office at (770) 832-9633.

PRIVATE SCHOOLS

     Carroll County is well served by several excellent private schools. In Villa Rice, The Blackstock Montessori School serves about 100 students from the age of 18 months through the 8th grade. Teachers on all levels are fully trained Montessori professionals. Benefiting from the unique Montessori method of teaching, graduates have gone on to high levels of success in area public and private schools.

     Founded in 1962, Oak Mountain Academy educates students from K4 through 12th grade. Its 165 students benefit from small classes, individual attention, and the opportunity to accelerate their studies according to their abilities.

     The Georgian School, founded in 1989, serves 100 students in grades K through 12. It offers a college preparatory curriculum, a Discover Science Program, and an outdoor education program. The student-faculty ratio is 10:1.

     Additional information is available from the individual private schools, listed below.

- Blackstock Montessori
  459-6797

- Oak Mountain Academy
  834-6651

- The Georgian School
  830-8837

CARROLL TECHNICAL INSTITUTE

     For the past 25 years, Carroll Technical Institute has provided quality technical training for over 70,000 students in the area. Accredited by the Southern Association of Colleges and Schools, the institution is part of a state network of post-secondary technical schools under the State Department of Technical and Adult Education.

     Carroll Tech offers Associate, Diploma and Certificate programs in the areas of health and personal services, business and technology. Its "Quick Start" program is designed to provide new and existing industries with a trained work force within a relatively short time. Each program is specifically developed for the needs of the individual industry and is provided at no cost to the manufacturer or industry. Through Continuing and Adult Education, CTI provides individuals in the community with a chance to upgrade their skills and discover new interests.

     In addition to regular school hours, Carroll Tech offers evening classes to accommodate those students who work during the day. For more information or for a campus tour, please call 836-6800.


                                [ADVERTISEMENT]

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STATE UNIVERSITY OF WEST GEORGIA

     Founded in 1906 as an Agricultural Mechanical School, the State University of West Georgia is now a senior college unit of the University System of Georgia that serves as an educational and cultural center for the entire west Georgia region.

     With a current enrollment of almost 9,000 students, the university provides more than 100 majors leading to associate, baccalaureate, master and specialist degrees, as well as a joint doctoral program with the University of Georgia. Recognized nationally for academic programs, West Georgia athletic teams have produced national championships in football and basketball.

     The division of Continuing Education/Public Services conducts programs and provides support for education programs throughout the region. These programs include everything from educational travel to professional development to special training.

     The college's fine arts program offers community entertainment in music, theatre, and art and provides students and non-students alike an outstanding outlet for creative urges. There is always something happening at the college, be it jazz concerts, marching bands, theatre productions, art exhibits -- the list is endless. The impressive Performing Arts Center is a major community asset.

     In addition to that, the Student Activities Council sponsors lectures, films, and outdoor recreational activities for the enjoyment of the college and the west Georgia community.

     The Irvin Sullivan Ingram Library at West Georgia has a vast collection of books, magazines, newspapers, microfilms, and other publications and audiovisual materials.

     The library is also a district center for U.S. Government publications. By applying for "special borrower status," adults and high school students in the area can use the library facilities. High school students must get their parent or teacher to sign the application.

     To find out more about the State University of West Georgia, call the admissions information office at 836-6416 or the evening studies/continuing education department at 836-6610.

OTHER NEARBY COLLEGES

     At least a dozen major colleges and universities including Georgia Tech, Emory University, Georgia State University, Morehouse College, Atlanta University Center, Oglethorpe College, Southern Tech, Agnes Scott, LaGrange College, Berry College and Shorter College are within reasonable commuting distance of Carroll County.

CARROLL COUNTY EDUCATIONAL FOUNDATION

     Possibly one of the best examples of how dedicated Carroll Countians are to quality education is the Carroll County Educational Foundation.

     The Foundation is a community and business-supported non-profit organization established for the purpose of enhancing the academic, personal and vocational opportunities and achievement of the citizens of Carroll County. These goals are accomplished by developing community and business resources for use by Carroll County schools.

     The Foundation also facilitates community and business involvement with education in Carroll County with programs like "adopt-a-school." It further develops business and industry involvement in educating students about career opportunities in Carroll County. For additional information about the Foundation, call 832-6418.

LIBRARIES

     Carroll County is part of the five-county West Georgia Regional System. The three county branches include Neva Lomason Memorial Library in Carrollton, Bowdon Public Library and Villa Rica Public Library. These facilities house more than 320,000 books, 160 periodicals and 4,000 video cassettes. The Neva Lomason Library also houses a personal computer for public use. The Carrollton branch holds an annual Juried Art Contest which is held in the Bess Williamson Culture Arts Center in cooperation with State University of West Georgia and the Carrollton Recreation Department.

                                    [PHOTO]


                              STATE UNIVERSITY OF
                                  WEST GEORGIA


     State University of West Georgia is more than a college experience. It's community partnership at its best.

     West Georgia offers its students degree programs in more than 100 areas, while providing a complete college experience. But it doesn't stop there.

     Whether it's one of the many cultural offerings, athletic events, or continuing education courses, West Georgia has something to offer just about everyone in the community as well.

     Each year, countless musical concerts and theatre productions provide the cultural connoisseur a world of entertainment in which to indulge.

     And for the sports enthusiast, State University of West Georgia has 10 intercollegiate athletic teams ranging from football to basketball, baseball to tennis. Just grab a stadium seat and join in as a spectator.

     The University's Department of Continuing Education offers each quarter a number of community service courses like painting, tennis, dancing, scuba, and even sign language, just to name a few. It also presents many professional development workshops to enhance careers.

     And each year, the University and its community join together to raise funds to enhance its academic endeavors.

     This partnership of the "town and gown" makes things happen for the university and the community.


                                    [PHOTO]

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                                    [PHOTO]

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
                                    [PHOTO]


                             TANNER MEDICAL CENTER
                       ----------------------------------
                       A Division Of Tanner Health System


Tanner Health System is a nonprofit regional health care organization, consisting of Tanner Medical Center/Carrollton and Tanner Medical Center/Villa Rica. Tanner serves seven counties in West Georgia and East Alabama. More than 900 TMC employees and 100 physicians and dentists are available to provide quality service in an efficient manner.

     TANNER MEDICAL CENTER/CARROLLTON is a 202-bed acute care hospital offering an expertly trained and caring staff using the latest in facilities and medical technology. TMC/Carrollton offers a variety of inpatient and outpatient services. The Emergency Department is open 24 hours a day, fully staffed with specialized emergency physicians and nurses. Call 836-9666 for more information.

     TANNER MEDICAL CENTER/VILLA RICA is a 53-bed hospital, located near Interstate 20, providing both inpatient and outpatient services. TMC/Villa Rica was named in 1996 to the "100 Top Hospitals" list by HCIA, Inc., one of the nation's largest medical data gathering organizations, and the health care providing consulting practice of William M. Mercer, Inc. The Emergency Department has been recently renovated and offers 24-hour service. Call 459-7100 for more information.

     THE OUTPATIENT SURGERY AND SHORT STAY UNIT in Carrollton has undergone a $4.5 million renovation and expansion program. The new area features a new patient entrance, larger waiting areas and more privacy for patient registration. The new space also includes a new laboratory and new cardiopulmonary facilities. The Cardiac Catheterization Laboratory provides diagnostic heart procedures and pacemaker insertion. Call 836-9500 for more information.

     TANNER CANCER CENTER is the new name for TMC's comprehensive cancer treatment program which has evolved from the original Tanner Radiation Center. Both full-time radiation therapy and chemotherapy are offered by a trained staff headed by a radiation oncologist and a medical oncologist. Call 836-9824 for more information.

     TANNER OCCUPATIONAL HEALTH CENTER has recently opened to provide a full range of services for local and regional employers. Occupational Health offers a variety of programs specially designed to help industry manage work-related illness and injury and to reduce health costs. Some of the Occupational Health programs include employee drug testing, hearing and vision screenings, risk assessments, smoking cessation classes, weight control programs, and other services to help employers comply with state and federal health and safety regulations. Call 836-9445 for more information.

     TANNER WOMEN'S CENTER is located in the Patient Services Center in a private setting suited for women's special health needs. Services include mammography, ultrasound, breast core biopsies, ultrasound and educational programs on women's health issues. Call 836-9280 for more information.

     TRANSITIONS, Tanner's mental health program, offers treatment for patients suffering from such disorders as depression, anxiety, phobias, confusion and memory problems. Both inpatient and partial hospitalization programs are available. Treatment includes a variety of individual, group and family


                [PHOTO]                                [PHOTO]

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                [PHOTO]                                [PHOTO]


therapies by a multi-disciplinary staff of psychiatrists, nurses, social workers and therapists. Call 836-9551 for more information.

     THE W. STEVE WORTHY MATERNITY CENTER provides parents with a choice of delivery methods within a safe hospital environment. The maternity center has three nurseries with one devoted to intensive care of infants with medical problems. Call 836-9504 for more information.

     REACH (REHABILITATION AND EDUCATION OF ADULTS AND CHILDREN) provides speech and language therapies, physical therapy and occupational therapy. REACH also treats people suffering from head and spinal cord injuries, strokes, and other conditions requiring rehabilitation. Programs are offered at both the Bill Rucker Center in Carrollton and its satellite office in Villa Rica. Call 836-9480 for more information.

     A DIABETIC CLINIC is offered at both the Carrollton and Villa Rica hospitals. These walk-in clinics offer sugar testing, dietary instruction and education. Call 836-9801 for more information.

     IMAGING SERVICES includes computerized tomography (CT scan), magnetic resonance imaging (MRI) on a new 1.5 tesla state-of-the-art Philips machine, nuclear medicine and ultrasound studies, along with traditional x-rays and services. Call 836-9660 for more information.

     EDUCATIONAL CLASSES are offered at both facilities. These include prenatal education, prepared childbirth, breastfeeding, diet, cholesterol control and more. Call 836-9285 for more information.

     SOCIAL WORK/CASE MANAGEMENT assists patients and families with discharge planning, crisis intervention, information and referral and support services. Other programs include respite services for families with Alzheimer victims, child abuse prevention activities and case management of community-based services which allow frail elderly to remain independent as long as possible. Call 836-9541 for more information.

     THE CARDIOPULMONARY DEPARTMENT opened a Sleep Lab in 1996 in which certified respiratory technologists conduct overnight sleep studies in a bedroom setting. The department also performs a variety of cardiac, respiratory and neurological evaluations including stress testing, pulmonary function tests, arterial blood gas profiles and electroencephalograms (EEGs). Call 836-9559 for more information.

     THE TANNER COMMUNITY CARE PROGRAM was started in 1993 to provide medical and dental programs for Carroll and Heard County residents who could not otherwise afford these services. The program includes a Dental Outreach Clinic for children and a Medical Outreach Clinic for both adults and children. A Mobile Medical Unit makes nearly 300 site visits each year, taking immunizations and health screenings out to communities, schools, shopping centers and neighborhoods. Call 836-9490 for more information.


                [PHOTO]                                [PHOTO]

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                                    [PHOTO]

SERVICES

     Growth in Carroll County during the past 10 years has called for an increased array of services for its citizens. In its effort to deliver these services while improving the overall quality of life, the county and municipal governments have performed admirably. A countywide water system, improved water treatment facilities, and a modern, expanded prison are just a few of the projects completed in recent years, while the county has preserved its favorable tax rate.

     To meet the needs of various civilian populations, the county and community governments all work together cooperatively. Headquartered on College Street in downtown Carrollton, the county government is administered by a board of commissioners. Each of the seven municipalities located in the county has a mayor and council form of government. In addition, Carrollton employs a full-time city manager, city engineer and community development planning staff. The cities of Bowdon and Villa Rica also employ full-time city managers.

     Local citizens also enjoy enhanced, community-based medical services. First-rate hospital facilities and professionals practicing a wide range of specialties have made Carroll County a regional health care destination.

MEDICAL FACILITIES

     Tanner Medical Center, a 222-bed facility, is located in Carrollton but

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                                    [Photo]


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                                [Advertisement]


                                [Advertisement]

serves the region, including a few counties in Alabama. Medical staff represents all major specialities and works well with the hospital's 700 employees.

     TMC has centers for testing addictive illnesses and providing community health education in first aid, CPR, childbirth, and diabetes management. The wellness program also offers cardiac rehabilitation, industrial health screening, and a women's center.

     The Villa Rica Tanner Medical facility serves northeastern parts of the county with 55 beds.

     Bowdon Area Hospital, with 41 beds, serves the western portion of the county and many residents of Alabama, who comprise 40% of the hospital's admissions.

EMERGENCY SERVICES

     Two ambulance services pro-

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                                    [Photo]

Community fitness & wellness programs are supported with enthusiasm in Carroll County.



                                [Advertisement]

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vide pre-hospital emergency care, ensuring that all residents are covered by dialing 911. Both services maintain several ambulances equipped with advanced life support systems and a first-response Jeep for special cases.

NURSING HOMES

     Extended nursing and personal care, as well as independent living for the elderly and disabled is provided by several fully-staffed facilities operating in Carroll County. Local recreation departments also offer Senior Citizens Center programs.

PUBLIC HEALTH PROGRAM

     Carroll County maintains a full-service health department with state certification. The department is responsible for all areas of public health care, and it provides several health clinics in the incorporated areas.

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LAW ENFORCEMENT SERVICES

     A sheriff and 40 deputies serve Carroll County, while the Georgia State Patrol maintains approximately 20 patrol cars at its Villa Rica headquarters. Carrollton has a full-time police force, along with Villa Rica, Bowdon, Whitesburg, Temple, and Mt. Zion.

FIRE PROTECTION

     Carroll County maintains a full-time fire department with stations throughout the county. County fire insurance ratings range from seven to nine, with city ratings between three and nine.

NEWS MEDIA

     Carroll County enjoys a responsive corps of news media consisting of four radio stations and four newspapers to serve the community.

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BUSINESS
PROFILE

[] LOCATION

     Carroll County is located in the west central section of Georgia on the Georgia-Alabama state line and is approximately 85 miles north of Columbus, 95 miles south of Chattanooga, Tennessee, 100 miles east of Birmingham, Alabama, and 30-45 miles west of Atlanta, Georgia.

[] LAND AREA

Total acreage..........  321,313
Total square miles.....  502
Population density.....  142
Altitude range.........  850-1500 ft.
Average elevation......  950 ft.
Terrain................  gently rolling hills

[] HISTORY

     Carroll County was organized in 1926 from lands acquired by a treaty signed with the Cherokee and Creek Indian Nations. The signing of the Indian Spring Treaty resulted in the murder of Creek Chief William McIntosh, the son of a Scotsman and a full-blood Creek woman, who owned a vast plantation along the Chattahoochee River in southeast Carroll, now known as McIntosh Reserve.

     Carroll County was named for Charles Carroll, a signer of the Declaration of Independence. Settlers were drawn to the area by the prospects of good farming due to the rich soil. Others came looking for the once abundant amount of gold in the northern part of the county.




86
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                                    [PHOTO]


                                    [PHOTO]

     In 1850 the total population in Carroll was 9,357. The county seat was located at what was known as "Old Carrollton," near the Sandhill community, and in 1930 was moved to the present location and named "Carrollton," incorporated in 1856.

CLIMATE

January:
     Temperature 43.6
     Rainfall 5.3"
July:
     Temperature 78.6
     Rainfall 4.67"
Annual Average:
     Temperature 62.2
     Rainfall 51.7"

LIVABILITY

LIBRARIES: Carroll County is part of the five-county West Georgia Regional System. The three county branches include Neva Lomason Memorial Library in Carrollton, Bowdon Public Library and Villa Rica Public Library, housing over 325,000 books, 160 subscriptions, and 4,000 video cassettes. The Neva Lomason Library also houses a personal computer for public use. The Carrollton branch boasts an annual Juried Art Contest held in the Bess William Cultural Arts Center in cooperation with the State University of West Georgia and the Carrollton Recreation Department.

HOUSING: There is a surplus of housing units both for sale and for rent throughout Carroll County. Prices and types run from basic "starter" to elaborate and upscale.

     Public housing projects in Carroll County contain 598 units. These units are operated under guidelines of the Department of Housing and Urban Development.

     Total housing units in Carroll County are 27,736.

BANKS: Carrollton Federal Bank, Peoples Bank, Citizens Bank & Trust of West Georgia, Nations Bank, Regions Bank, South Trust Bank, SunTrust Bank, West Georgia National Bank

SHOPPING: Carrollton serves as the economic retail base for the surrounding counties and the bordering Alabama counties. Several conveniently located shopping areas offer a wide variety of goods and services. The downtown business districts of Carrollton, Bowdon and Villa Rica continue revitalization efforts with street-scapes, parking additions and facade improvements. Carrollton is a Main Street community, and all three cities have active merchants associations. Temple and Whitesburg also have commercial shopping districts. The cities of Mt. Zion and Roopville provide limited shopping, primarily for local residents.

ENTERTAINMENT: There are eight movie theatres in Carrollton. Carrollton also has a Community Theater. Attractions include the Carroll County Fairgrounds, the State University of West Georgia, as well as local arts and craft shows, rodeos and several golf courses offer residents and visitors a variety of activities.

MOTELS:
Alden Motel - 19 units (restaurant)
Bagwell Plaza Apartments - 68 units (restaurant, meeting rooms, pool) Carroll Motel - 34 units (pool)
Comfort Inn - 64 units
Days Inn -  52 units
Holiday Inn Express - 62 units
Jamison Inn - 60 units
Ramada Inn - 104 units (restaurant, conference room, pool)
Shirey's Motel - 30 units
Super 8 Motel - 62 units
Villa Motel - 30 units
Wedgewood Inn - 60 units
West Georgia Lodge - 145 units

CHURCHES: All principal denominations are located in Carroll County: Baptist, Catholic, Methodist, Episcopal, Presbyterian, Congregational, Christian, Holiness, Mormon, Lutheran, Assembly of God, Pentecostal, Church of Christ, Church of God, Seventh Day Adventist, Jehovah's Witness, Apostolic, Interdenominational and Non-denominational. The nearest Jewish synagogue is in Atlanta.

BUSINESS, CIVIC, FRATERNAL & OTHER ORGANIZATIONS:

American Legion, American Legion Auxiliary, Boy Scouts, Business and Professional Women's Club, Carrollton-Carroll County League of Women Voters, Cattlemen's Association Cowbell's, Civitan Club, Council on Aging, DAR, Future Farmers of America, Future Homemakers of America, 4-H, Girl Scouts, Junior Women's Club, Kiwanis Club, Lions Club, Masonic Lodge, Moose Club, NAACP, Optimist Club, Pilot Club, Rotary Club, Sertoma Club, Veterans of Foreign Wars, Woodsmen of the World. In addition to these are numerous social, music, educational, professional and garden clubs.

RECREATION

     Year 'round, full-time recreation departments are provided by Carroll County, and the cities of Bowdon, Carrollton and


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                                [ADVERTISEMENT]

                                    [PHOTO]


                                [ADVERTISEMENT]




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
Villa Rica. Part-time programs are offered in Temple and Mt. Zion. The other municipalities coordinate with the Carroll County Recreations Department or local schools.

MAJOR ATTRACTIONS INCLUDE:

>John Tanner State Park has swimming, boating, picnicking, and camping facilities. Recent improvements include a one-mile fitness trail around the lake.

>McIntosh Reserve, the former home and burial site of Creek Indian Chief William McIntosh, is a 478-acre county-operated passive recreation park on the Chattahoochee River with fishing, picnicking and camping available. A recent addition includes a water slide recreation area.

>Lake Carroll in downtown Carrollton is a 175-acre lake offering boating and fishing for local residents.

>Lake Buckhorn is a 350-acre watershed in northeast Carroll County that offers boating and fishing for local residents.

>The Plantation Golf Course has 18 holes and is open to the public.

>Bowden Golf Course is a par 3 public course.

>Susan Hayward Gravesite is located six miles north of Carrollton off Ga. Hwy. 113.

ANNUAL EVENTS: Mayfest, Carrollton; Fourth of July People's Parade, Carrollton; Goldrush Days, Villa Rica; Homecoming, Roopville; Arts and Crafts Festival, Whitesburg; Founder's Day, Bowdon.

CULTURAL OPPORTUNITIES: Cultural events are regularly sponsored by the State University of West Georgia, Neva Lomas Library, and Carroll Community Theater.

NEARBY COMMERCIAL ATTRACTIONS:

Six Flags Over Georgia--20 miles east on I-20
Callaway Gardens--55 miles south off I-85 near Pine Mountain, Georgia
FDR's Little White House--approximately 60 miles south in Warm Springs, Georgia Turner Field--approximately 50 miles east of Carrollton in downtown Atlanta, home to the Atlanta Braves
Georgia Dome--located in downtown Atlanta and home to the Atlanta Falcons


[] COMMUNICATIONS

TELEPHONE/TELEGRAPH/CABLE:

>BellSouth Telephone Company offers direct long distance dialing and custom calling services including toll-free calling within the Atlanta metro area.

>Telephone answering and paging service is available. Western Union maintains a local office.

>Cable television service is available in most areas; satellites available.

NEWSPAPERS:

>Times Georgian--Carrollton--has a circulation of 13,300 daily.

>Bowdon Bulletin--Bowdon--has a circulation of 2,400 weekly.

>The Villa Rican--Villa Rica--has a circulation of 2,000 weekly.

>The Carroll STAR News--Carrollton--has a circulation of 10,000 weekly.

>Others: The Atlanta Journal and Constitution, Atlanta--USA Today.

POSTAL SERVICES:

U.S. Post Offices available in:
Bowdon--30108
Carrollton--30116; 30117; 30119, SUWG 30118
Mt. Zion--30150
Roopville--30170
Temple--30179
Villa Rica--30180
Whitesburg--30185
United Parcel Service maintains a local distribution center in Carrollton.

LOCAL RADIO:

WBTR-FM 92.1 KH--3,000 watts
WWGC-FM 90.7 KH--1,000 watts
WLBB-AM 1100 KC--1,000 watts
WPPI-AM 1330 KC--500 watts
CKS/KISS 102.7 (Hot AC)--6,000 watts

[] MEDICAL CARE

HOSPITALS:

>Tanner Medical Center, a 222-bed Level II facility, is located in Carrollton and serves not only local residents but also those from the surrounding counties, as well as Alabama. Tanner boasts a 65-person medical staff representing all major specialties and the capability of treating all but the most exotic disorders. Other personnel include 620 total employees, 131 registered nurses, 53 licensed practical nurses, and 30 nurse's aides.

      The hospital has centers for treating addictive illnesses and providing community health education in first aid, CPR, childbirth, and diabetic training. The wellness program also offers cardiac rehabilitation, industrial health screening, and a women's center.

>The Villa Rica branch of Tanner Medical acquired in July 1985, currently houses 55 beds and serves the northeastern part of the county.

>Bowden Area Hospital, a 41-bed facility, serves the western portion of the county, as well as many residents of Alabama which make up 40% of the hospital admissions.

EMERGENCY MEDICAL SERVICES: Carroll County contracts with West Georgia Ambulance service providing pre-hospital emergency care and transportation to area hospitals. The service operates four ambulances, each equipped with advanced life support systems and is manned by 26 advanced emergency technicians. The service also operates a first-response jeep for special cases, including area recreational activities.

PUBLIC HEALTH PROGRAM: Carroll County maintains a full-service health department that is state-certified as a public facility with district resources available to it. The department is responsible for all areas of public health care including sanitation regulation and annual control. There are 19 general practitioners, 41 specialist and 30 dentists in Carroll County. The county has seven nursing homes with a total of 350 beds.


o GOVERNMENT

      The seven municipalities are each governed by a mayor and four council members. The City of Carrollton maintains a full-time city manager, city engineer, and planning staff. The cities of Bowdon and Villa Rica employ full-time city managers.

      Carroll County is politically administered by a full-time commissioner, who is chairman of a seven member commission.

ZONING: Carroll County and all seven municipalities have adopted zoning ordinances. The county, Bowdon, Carrollton, Mt. Zion, and Villa Rica have subdivision regulations.


o PUBLIC SERVICES

STREETS: The municipalities maintain local streets. Carroll County maintains over 1,200 miles of road, approximately 800 miles of which are currently paved.

WASTEWATER MANAGEMENT: Four municipalities maintain disposal plants. All current industrial acreage is served by municipal treatment plants.

GARBAGE COLLECTION: Most cities maintain garbage pick-up on a weekly basis. County dumpsters are placed in strategic locations across the county. The county contracts with private service for collection and hauling to the county transfer station.

POLICE PROTECTION:

County--Sheriff's Department
      full-time; located on Hwy. 27 Alt. 166 By-pass

Cities--
      Bowdon full-time dept.
      Carrollton full-time dept.
      Mt. Zion full-time dept.
      Roopville assisted by sheriff patrol
      Temple full-time dept.
      Villa Rica full-time dept.
      Whitesburg full-time dept.

State--Georgia State Highway Patrol maintains headquarters located on U.S. 78 in Villa Rica

FIRE PROTECTION: Carroll County maintains a full-time fire department with 11 stations throughout the county. County fire insurance ratings range from 9 to 7. City ratings range from 6 to 9. Most current industrial acreage is served by nearby municipal fire departments.

WATER: The Tallapoosa River is the main water resource for the Carroll County area. With over 15 reservoirs, the county and several municipalities have been able to impound surface water for public use. Other areas rely on ground water supplies from domestic wells or smaller public well systems.

      Carroll County and the seven municipalities have developed a county-wide water system. Plans are being made to construct a new county reservoir to further enhance future water supply capabilities.


o EDUCATION

PUBLIC SCHOOL SYSTEMS:

      Carroll County Board of Education (1995-96)

Schools/Grades/Enrollment
-------------------------
Bowdon Primary/K-2/403
Bowdon Elementary/3-8/722
Bowdon High/9-12/386
Central Elementary/K-4/1,011
Central Middle/5-7/849
Central High/8-12/1,020
Mt. Zion Elementary/K-7/585
Mt. Zion High/8-12/502
Roopville Elementary/K-8/427
Sandhill Elementary/K-7/723
Temple Elementary/K-5/550
Temple High/6-12/685
Villa Rica Primary/K-4/692
Villa Rica Middle/5-8/780
Villa Rica High/9-12/987
Whitesburg Elementary/K-8/364
Total Employees: 1,130
Total teachers: 726
Pupil-teacher ratio: 14:1
High school graduates: 503
Cost per pupil: $4,500

92


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                                    [PHOTO]

               State University of West Georgia provides impressive
                     facilities and services to the region.

                                [ADVERTISEMENT]

                                                                              93

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                                    [PHOTO]

    High-tech facilities such as Carroll Technical Institute offer advanced educational opportunities for a highly skilled work force.

                                [ADVERTISEMENT]

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
Carrollton Board of Education (1995-96) Alabama Street School
Carrollton Junior High
Carrollton High
College Street
Maple Street
Total enrollment: 3,545
Total teachers: 206
Pupil-teacher ratio: 17:1
High school graduates: 179
Cost per pupil: $4,775.40

PRIVATE SCHOOLS: Carroll County has three private academic schools: Oak Mountain Academy, the Georgian School, and Blackstock Montessori School. Both Oak Mountain and the Georgian School provide a full curriculum in grades K-12. Blackstock Montessori offers instruction beginning at age three. There are several private or church-related preschools located throughout the county.

COLLEGES: Carrollton is the home of the State University of West Georgia, a unit of the University of Georgia System. This is a four-year, co-educational school, with a 1996 fall enrollment of approximately 8,600. West Georgia confers both bachelors and masters degrees.

      Other nearby colleges include:

o  Columbus College (co-ed) Columbus (85 miles)
o  Berry College (co-ed) Rome (60 miles)
o  Floyd Junior College (co-ed) Rome (60 miles)
o  Georgia State University (co-ed) Atlanta (50 miles)
o  LaGrange State University (co-ed) LaGrange (58 miles)
o  Georgia Institute of Technology (co-ed) Atlanta (50 miles)

VOCATIONAL SCHOOLS:

Carroll County has established a comprehensive vocational high school offering pre-vocational training to local high school students preparing to enter the workforce after graduation.

      Carroll County is the location of Carroll Technical Institute which offers a wide range of occupational-oriented courses including, but not limited to: auto mechanics, construction, clerical, computer programming, drafting, practical nursing, and textile technology. the Georgia Quick Start Program is also available at the technical school, providing specialized training programs for employes of new and expanding industry.

o  TRANSPORTATION

AIRLINES: The nearest commercial air service available is Atlanta Hartsfield International Airport located approximately 51 miles east of Carrollton. Some 33 airlines provide international, national, regional, and local passenger and commercial service with over 2,200 scheduled flights daily.

      Carroll County possesses one public airport, the West Georgia Regional Airport. Completed in 1970, this airport is located seven miles northeast of Carrollton near Mt. Zion city limits and U.S. 27. The airport has one 5,000-foot lighted asphalt runway and airframe repaid facilities, and FSS weather and flight instructions. the airport serves over 10,000 annual passenger and commercial flights.

HIGHWAYS:

Major thoroughfares include: Interstate 20; U.S. Highways 24, 78; and Georgia Highways 5,16, 61, 100, 113, 166, 274 spur. Both U.S. 27 and Hwy. 61 are four-lane access from 1-20 into Carrollton.

MOTOR FREIGHT LINES:

      Available in Carroll County and surrounding counties are the following lines:

o  Lambert Trucking
o  Pike Transfer
o  Ryder Trucking
o  Anderson Trucking Service
o  Caroline Freight
o  Georgia Highway Express
o  Pilot Freight
o  Consolidated Freightways
o  Roadway Trucking
o  Yellow Freight Systems
o  Jacket Carriers
o  Old Dominion Freight Lines
o  Roadway Express
o  American Freight Systems
o  M&W Trucking

Bus Service:

      Greyhound serves Carroll County at Interstate 20 in Bremen.


Railroads:

      Norfolk-Southern Railway System serves Carroll County with main line service.

0     UTILITIES

Electrical Power: The seven cities, as well as the unincorporated areas of Carroll County are served by Carroll EMC and Georgia Power.

      Electric power is power provided in Carroll County by an integrated transmission system. In Carroll County this system consists of transmission voltages of 12KV, 46KV 115KV, 500KV, and 230KV. Business with a connected load greater than 900 KV have the option to choose between Carroll EMC and Georgia Power in most development areas of the country.

NATURAL GAS: Natural gas is available throughout the county by Atlanta Gas Light Company. It is available in industrial quantities, both on a firm and an interruptible basis. The local supplier to the county is Georgia Natural Gas.

FUEL OIL AND PROPANE:  These are available through local distributors.

O NATURAL RESOURCES
Agriculture: Agriculture plays a vital role in Carroll County, making up approximately 78% of the total land area. The dairy and livestock industry is still substantial. Carroll County has the state's largest Cattlemen's Association, largest Poultry Association, and second largest Cattleman's Bureau Chapter. The world-famous agriculture cooperative, Gold Kist, was founded in Carrollton and still operates some of its largest hatchery and process facilities here.

      Agriculture contributes $40,000,000 annually to the county's economy.

      The new Agriculture-Educational (Ag-Ed) Center of Carroll County provides a facility where those who are involved in agriculture can receive training, exhibit, and market the stock and products. Users include F-H, FFA, FHA, Cattlemen's Association, and other parties interested in agriculture.

WATERWAYS:

o Little Tallapoosa River
o Tallapoosa River
o Chattahoochee River
o Numerous small streams and tributaries

O POPULATION

(SEE CHART)
DENSITY: County area covers 504 square miles, with 143 persons per square mile,. ranked 29th in size in the state.

RACIAL COMPOSITION:

White:  83.5%
Black:  15.7%
Other:   0.8%

AGE (1990):

0-4 years                     7.3%
5-14 years                   14.9%
15-24 years                  18.8%
25-34 years                  16.5%
35-44 years                  14.4%
45-54 years                  10.4%
55-64 years                   7.4%
65+ years                    10.2%


INCOME:

Total Personal Income (1994):
    $1,233,918,000

Per Capita Income (1994):

      $16,116

Median Household Income (1990):

      $25,607

Median Family Income (1990):

      $30,096

HOUSING:

Total number of households

      (1990):  25,370
      (1995):  27,670


Average number of persons per household: 2.71

Total housing units
      (1990):  19,002
      (1995):  29,694

Renter occupied:  7,754

EDUCATIONAL ATTAINMENT:

o 60% of all adults age 25+ have at least a high school diploma
o 12% of the population have college degrees


O BUSINESS STATISTICS

TOTAL BANK DEPOSITS
      (1995):  $758,648,000

TOTAL NUMBER OF BUSINESS ESTABLISHMENTS:  2,356

TAXABLE SALES (1995):
      $700,000,000

O LABOR

LABOR MARKET AREA: According to the Georgia State Employment Service, the Carroll County Labor market area includes Carroll, Haralson, Heard, Douglas, Coweta, Paulding Counties, and Cleburn and Randolph Counties, Alabama, with a 1990 population of 306,211.

LABOR FORCE: Industries in Carroll County can recruit their work force from a 720,000 population, 15-county area. A num-



0 POPULATION                              (PROJECTED)

COUNTY                        1990              1994              2000              2010
Total County:                71,422            76,564           85,974           105,839

Bowdon                        1,981             2,094               --                --

Carrollton                   16,029            17,143               --                --

Mt. Zion                        738               843               --                --

Roopville                       248               273               --                --

Temple                        1,870             2,423               --                --

Villa Rica                    6,464             7,710               --                --

Whitesburg                      643               761               --                --

Unincorporated               43,436            45,304               --                --


                                Carroll County's
                       Leading Manufacturing & Industrial
                           Support Service Employers



o     Aarlin, Inc. (electric assembly)                                       100
o     Agribusiness International Irrigation Systems                           17
o     AF USA (distribution, sales compressed air equipment)                    8
o     All-Fleet (truck decals)                                                30
o     Arch Aluminum & Glass (doors & windows)                                150
o     Blue Water LTD (synthetic rope)                                         55
o     Bowdon Manufacturing (tailored clothing)                                88
o     Bremen-Bowdon Investment Company (men's clothing)                      875
o     Camp Cap Company (sports/baseball caps)                                 38
o     Carroll Mills (braids, yarn, tubing)                                    24
o     Custom Fabrics & Forming (playground equipment components)              30
o     Dixie Converting (paper converting)                                     91
o     Magna Lomason (auto body parts)                                        456
o     E.F. Houghton & Company (chemical products, components)                 30
o     Fashion Star, Inc. (women's career apparel)                             85
o     Fitel Lucent Technologies (cable systems components)                   315
o     Flowers Baking Company (bakery products)                               150
o     Formaboard (protective packaging)                                       30
o     GCO Apparel (suits)                                                    350
o     GMT International Corporation (vibration control devices)               55
o     Gold Kist Poultry (dressed poultry)                                    700
o     Honey Baked Ham Company (hams & food products)                          21
o     International Play Components (playground equip. design & mktg.)        25
o     ITI/KKA Technology (plastic cassette components)                       170
o     Jean Hosiery Mill (acrylic hosiery)                                     80
o     Lafitte Mop Company (mops)                                              25
o     Lamar Manufacturing Company (suits)                                    150
o     Leggett & Platt Textile Products Division (textile waste)              100
o     Leuco Henderson (tool sharpening)                                       40
o     Maplehurst Deli-Bake South (bakery products)                           270
o     Mary Ann Industries (carpets, turf)                                     55
o     McNealus Manufacturing (concrete mixers)                                13
o     M&W Trucking (motor freight transportation)                             28
o     Neal Manufacturing Company (asphalt products)                           65
o     Ped Products (hosiery)                                                 250
o     Precision Roll Grinders (industrial grinding services)                  33
o     Printed Fabrics (fabrics finishing, printing)                          182
o     Print Pack, Inc. (packaging materials)                                 216
o     Richards & Malloy, Inc. (lumber)                                        40
o     Royal Creations (furniture)                                            200
o     Saber Diamond Tools (tool sharpeners)                                   15
o     Saddle Creek Corporation (warehouse/distribution)                       60
o     Service Supply (fasteners)                                              60
o     Sewell Manufacturing Company (men's suits)                             106
o     A. Silvey Enterprises (electric power substations)                     160
o     Sony Music (video duplications, tapes)                               1,150
o     Southern Furniture Manufacturing (kitchen dinettes)                     15
o     Southwire Company (rod, wire, cable)                                 2,300
o     Superior International (playground equipment components)                97
o     Superior Samples Company (catalogs, cards, swatches)                   130
o     Trent Tube (steel pipe, tube)                                           90
o     Trintex Corporation (plastic products)                                 375
o     Vince Hosiery Mill (sport socks)                                        80
o     Walker Meats (meat processing)                                          25
o     Wellington Puritan (mill cord, rope)                                    85
o     Wood Pallet Company (pallets)                                           21

ber of employee training programs exist including JTPA and Georgia's own Quick-Start. The county is 97% non-union.

- Labor force : 41,400
- Employed: 39,563
- Unemployed: 1,837

     It is estimated that within the five-county labor-force area, approximately 7,500 individuals are available for work.

(Source: Georgia Department of Labor)

AVERAGE WEEKLY WAGE (1995): Carroll County Area

     Manufacturing       $472.00
     Industry            $403.00
     Retail Trade        $263.00
      Services           $377.00

(Source: Georgia Department of Industry, Trade & Tourism)

HOURLY MANUFACTURING RATES:

     Starting/unskilled  $6.24
     Average/unskilled   $8.17

AVERAGE BENEFIT PACKAGE:

27%

COMMUTING PATTERNS: See chart for breakdown.

- INDUSTRIAL BASE

ESTABLISHED INDUSTRIAL BASE: More than 100 manufacturers call Carroll County home, including six international firms. The economic base is extremely diversified with a wide variety of goods and services produced. These include: wire and cable; automobile parts; dairy products; poultry; baked goods; hosiery; men's suits; records and tapes; metal pipe; wood furniture; textile cord; synthetic turf grass; and irrigation systems. The Georgia Department of Community Affairs' recent survey of Carroll County's existing industries indicates that 95% of all companies rated the county as a favorable place in which to do business.

INDUSTRIAL SUPPORT SERVICES: Carroll County has the capabilities for electric motor repair, tool an die, fabricating, casting, finishing, forming and machining. There is a UPS terminal, along with 16 trucking companies. The Georgia Department of Labor has its offices in Carrollton, and several personnel assistance firms operate throughout the county. Georgia Tech's Industrial Extension Service has an office in Carroll County and provides business and engineering problem-solving assistance to local industries.

INDUSTRIAL SITES: There are four developed industrial parks in the county, each having paved roads and all utilities in place. A number of privately owned sites also exist. Industrial land ranges in price from $5,000 to $25,000 per acre.

OPERATING SITES: It will generally cost less to operate a business in Carroll County than where you are presently located. This can be attributed to a combination of factors which include: a 100% freeport exemption on inventory, competitive utility and tax rates, an average unskilled wage of less than $6 per hour, and the availability of local contractors and suppliers which can mean substantial saving on construction costs.

FINANCIAL RESOURCES: The county has the capability to arrange all types of industrial and commercial financing. Five local development authorities and eight banks are available to assist prospective businesses.

INTERNATIONAL BUSINESS: Carroll County is the location for a variety of companies from all over the world. These include: Canada, Japan, Finland, Germany, Belgium and England. The Carroll County Chamber of Commerce is prepared to assist local industry in matters of an international nature such as let-

--------------------------------------------------------------------------------
- COMMUTING PATTERNS

EMPLOYED RESIDENTS OF CARROLL COUNTY           PERSONS WORKING IN CARROLL COUNTY
--------------------------------------------------------------------------------
COUNTY                                         COUNTY OF
WHERE EMPLOYED           NUMBER                RESIDENCE              NUMBER
Carroll                  27,456                Carroll                27,456
Fulton                    3,303                Alabama                 2,469
Douglas                   1,594                Haralson                2,301
Cobb                      1,207                Douglas                   665
Haralson                    952                Heard                     637
Coweta                      759                Paulding                  383
DeKalb                      477                Coweta                    311
Clayton                     342                Other                   1,132
Other                     1,584
Total Residents          39,563                Total Residents        35,354

[Source: Census of Population and Housing)

AVERAGE TIME OF COMMUTE: 23 MINUTES

--------------------------------------------------------------------------------

ters of credit, certificates of origin, notary services and exporting resource information.

MALL BUSINESS ASSISTANCE:
The Chamber of Commerce provides a comprehensive program for small business in Carroll County. Start-up counseling, continuing education seminars, resource data, loan packaging, business planning and financial information are available. Other resource agencies include: The State University of West Georgia's College of Business, Carroll Tech local financial institutions and Georgia Tech's Industrial Division.

WORKFORCE IMPROVEMENT:
Enhancing the quality of the Carroll County workforce is an on-going effort of the business community. Several programs and projects are in place to address this issue. They include: the Literacy is for Today & Tomorrow (LIFT), Mentor Program and Drugs Don't Work Program. The "Freedom of Choice" video focuses on work ethics and post-secondary educational training and is a part of local high school curriculums. Other business-education partnerships are being planned and organized for the future.



                                    [Photo]


                                    [Photo]

MAJOR EMPLOYERS
Carroll County Government                      260
Carroll County School System                 1,325
Carroll Electric Membership Corp.              120
Carroll Technical Institute                     70
City of Carrollton School System               339
Georgia Natural Gas                             44
Georgia Power Company                           36
Tanner Medical Center                          800
State University of West Georgia               720
Southwire                                    2,300
Sony Music Entertainment                     1,150
Bremen Bowdon Investment Company               875
Magna & Lomason                                465
Gold Kist Poultry                              700
Lamar Manufacturing                            150
Maplehurst                                     270
Peds Products                                  250


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
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200

                              INDEX OF ADVERTISERS

79   Advanced Audio & Tint                  64   Georgian Country Day
48   Almon Funeral Home                          School, The
76   American Medical Response              93   Gold Kist Farm & Garden
42   Assured Realty Company                      Store / Gold Kist Poultry
22   Barnes Van Lines                       43   Harris Builders
16   Baxter Investment Securities           79   Healthwest
11   Benchmark Brokers & Realtors, Inc.     56   Hog Liver Quail Shooting
11   Benchmark / Paula Waters                    Preserve, Inc.
79   Betsy S. Ayers, D.M.D.                 100  Holiday Inn Express
67   Blackstock Montessori School           9    J&R Construction and Development
41   Bowdon, City of                        51   Jones-Wynn Funeral Home, Inc.
84   Bowdon Area Hospital and               64   Learning Tree of America, Inc.
     Rehabilitation Center of               44   Linco Properties
     West Georgia                           90   Magna Lomason Company
40   Bremen-Bowdon Investment Company       24   McGukin Construction Co., Inc.
89   Carroll County Board of                56   McWhorter Clayworks
     Commissioners                          42   Merle Norman
58   Carroll County School System           43   Multi-Pest Services
3    Carroll EMC                            5    Nations Bank
65   Carroll Technical Institute            68   Oak Mountain Academy
37   Carrollton, City of                    34   Penland and Penland, P.C.
63   Carrollton City Schools                10   Peoples Bank of West Georgia
26   Carrollton Convention and              33   Prudential / W.D. Fuqua, LUTCF
     Visitors Bureau                        25   Ra-Lin & Associates, Inc.
18   Carrollton Convention Center           8    Regions Bank of Carrollton
     & Hotels                               34   Riddle Office Products
2    Carrollton Federal Bank                47   Royal Creations, Inc.
80   Carrollton Obstetrics &                36   Sony Music
     Gynecology, L.L.C.                     81   Southern Therapy Services, Inc.
83   Carrollton Orthopaedic Clinic, P.C.    32   Southtrust Bank
81   Carrollton Surgical Group, P.A.        49   Southwire Company
8    Century 21 - Farish Realty             47   State Farm / Henry Cowart, agent
76   Chiro First Clinics of Carrollton      70   State University of West Georgia
     and Villa Rica                         22   Steed Company
104  Citizens Bank & Trust (CB&T)           44   Stewart House Retirement
35   Cottage Lane Retirement                     Living, The
     Community, Inc.                        23   SunTrust Bank
24   Don-Rich Ford Co., Inc.                50   Superior International Industries
50   Dorchester Company, The                94   Systems & Methods, Inc. (SMI)
13   Duffey Realty                          72   Tanner Medical Center
10   Edward Jones - Fred O'Neal             40   Trinitex Corporation
43   Fashion Star                           45   Villa Rica, City of
17   First Realty                           80   Villa Rica Health Care Center
102  Fitel / Lucent Technologies            22   Wayne Davis Concrete
48   Flowers Baking Company                 78   West Georgia Family Medicine Assoc.
46   Formaboard, Inc.                       77   West Georgia Healthcare for Women, P.C.
12   Frazier Shaw Construction              31   West Georgia National Bank
42   Garrett Stephens Thomas &              82   West Georgia Ob/Gyn
     Company, P.C.                          82   West Georgia Podiatry Associates, P.C.
103  Georgia Power Company                  46   West Georgia Travel, Inc.

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                                   EXHIBIT 7


                               INSPECTION REPORT




                                                           HPC Puckett & Company

                     [JKF MEDIA SERVICES, INC. LETTERHEAD]

August 3, 1998

Evaluation Report for HPC Puckett & Company
Re: Falcon Cable TV - Carroll County, Georgia

The undersigned conducted an inspection tour of Falcon Cable TV's Carroll County, Georgia cable television systems on July 23, 1998. Regional Manager Freddy Arencibia acted as tour guide and provided current statistical data as well as historical information on the systems. This information combined with demographic and other data provided by the Carroll County Chamber of Commerce, proved very helpful in the process of evaluating the systems from the standpoint of present and future market value.

Additional research for this report, conducted prior to and subsequent to the date of the on-site inspection, was focused primarily on competitive factors, including all known broadband service providers in the market. Off-air television reception of the Atlanta network and independent broadcast signals was spot checked through brief interviews of area residents as well as through discussions with Mr. Arencibia, a long term resident of the area and a knowledgeable cable management personnel.

The Carroll County complex is served from a single headend located in Villa Rica, Georgia, approximately 48 highway miles from downtown Atlanta. All broadcast and satellite signals are received and processed at this site, then distributed via Hughes (300 MHZ) AML microwave to three additional "hub" sites. The 300' tower at the Villa Rica site has been recently re-guyed and is located on the highest point of land in the area. As such, excellent off-air signals are received from Atlanta's VHF and UHF television stations, including the Warner Brothers UHF affiliate on channel 69 which can not be seen in some parts of metropolitan Atlanta due to terrain, high-rise buildings and other factors. (the more distant Carroll County suburbs would have difficulty receiving the Atlanta UHF signals without subscribing to cable; however, ABC, NBC and Fox affiliates are VHF and easily received throughout the service area.)

The headend is housed in a 14 x 14 block building. Signal processors and modulators are General Instrument and Scientific-Atlanta as are the TVRO dishes. The equipment racks, a four column configuration, were neatly wired, and the interior of the building was very clean. There are six total dishes at this site, four of which are active. None of the TVRO's have multi-beam feed capability, but flexibility is provided by the two spare receivers. All of the signals viewed at the headend were good to excellent, with only minor intermittent interface noted on cable channel 20 (CNN), probably caused by a pager or two-way radio transmitter in the area. Rain fade at the three AML receive sites is reported to be infrequent and of short duration when it occurs, mainly during locally heavy thunderstorms in the summer months.

Falcon Cable Report - August 3, 1998 - Page 2 of 3


Less than six percent of the system is underground, and most of the area's residential growth is occurring in areas with "clean" pole line access, allowing the company to stay ahead of move-ins with relatively inexpensive line extensions. Falcon reserves a construction inventory adequate to complete a five mile line extension on short notice, obviating the need for emergency purchase orders and "Rush" shipments of materials as they are needed. As such, new residents have immediate access to cable service and are less likely to seek alternatives such as Direct TV, Primestar or DISH Network.

Growth Prospects

There are numerous small and mid-sized housing developments either underway or in advanced planning stages, mostly along the Interstate 20 commuter corridor. The largest of these is the Mirror Lake sub-division, a 2900 home project is the Villa Rica area that is projected to build out over a ten year period.

While the scope of this assignment did not provide adequate time for more detailed research or to ascertain specific projection other than for the highly publicized Mirror Lake project, discussions with local officials and Chamber of Commerce employees certainly supported Mr. Arencibia's estimate of 400 to 500 new homes per year. This pace could actually increase as the northern and northeastern suburbs of Atlanta enact more restrictions on the rapid growth of recent years and commute times become more and more prohibitive. Commercial development, zoning restrictions and demographic considerations in Southeast Atlanta and Fulton County dictate that growth trends move east and west along the I-20 corridor. The cities of Conyers and Covington are the beneficiaries of this growth on the east side, while Villa Rica and surrounding Carroll County will see the most new development west of the I-285 perimeter which surrounds Atlanta.

Competition

Bell South Entertainment, since its introduction of digital wireless (MMDS) service in the Atlanta metro area, has expanded rapidly and is enjoying a large measure of success in the early months of head to head competition against Media One, Rifkin and Comcast. The Intermedia system in the Peachtree City area southwest of the city will be facing this formidable competitors in the next few months as Bell South's newest repeater site is activated in this area. Portions of eastern Carroll County might also be accessable from the Peachtree City repeater, but it seems certain that a future repeater planned for the outer perimeter northwest of Atlanta will bring Villa Rica and eastern portions of Carroll County under the pattern. As such, within the next year to eighteen months, a significant broadband competitor threatens to dampen Falcon's growth prospects, at best, and at worst lure many current subscribers to the alternative technology.

It is unlikely that the extreme western portions of the county or the northwest hub sites near Bremen and Buchanan will be within reach of the Bell South MMDS signal in the foreseeable future.

Falcon Cable Report - August 3, 1998 - Page 3 of 3


Though no specific statistics were provided, a visual survey indicated that the incidence of DBS dishes in the cross section of service areas that were driven on the date noted is approximately five to seven percent. However, the majority of homes with dishes, fully eighty percent or more, also had active cable service. The belief, supported by the undersigned's experience in smaller classic cable markets, is that the lack of pay per view options and other programming options not offered by Falcon at this time has prompted many of the DBS installations. Still, the homeowners retain basic cable service for reliable local network reception as well as local origination offerings which would otherwise be unavailable. Notwithstanding the above, as Atlanta is scheduled to be one of the nation's first DBS markets to offer "local to local" network signals, its suburban cable operations with less than competitive channel line-ups will soon be significantly more vulnerable to the small dishes.

There are no existing "hard wire" overbuilds in any of the Falcon systems, though Comcast has a neighboring system in the Temple area that bears close scrutiny in the future due to the MSO's history of overbuilding neighboring systems where opportunities exist. This group of Falcon systems are well managed and provide quality television reception and a consistently responsive level of customer service. As such, they are less vulnerable than some other recent "victims" of Comcast's aggressive behavior. However, limitations in channel capacity and a failure to keep up with new service offerings of potential competitors, wired and wireless, could place Falcon in harms way in the not too distant future.

Summary

These systems are well managed and from all appearances enjoy a positive reputation in the communities served. Moreover, the unflagging growth along the I-20 corridor as well as the healthy economy of the greater Atlanta region insures the opportunity for continued new customer growth well into the future. Any evaluation exercise should highlight the bandwidth limitations as a concern, however, especially in light of present and prospective competitive issues in this particular market. As discussed earlier, the "local to local" rule makings at the FCC place Atlanta on the "A" list for DBS competition, and Bell South Entertainment remains the most aggressive of the MMDS providers who are still standing with their credit ratings intact. Having committed millions of dollars to the development and launch of digital broadband services, Bell South seems positioned to be a long term provider. In-market competition from another wired franchise operator also remains a possibility, whether from Comcast or an entity such as the consortium of electric utilities that has been wooing other Georgia municipalities since early 1996. It's a tribute to both corporate and local management that the 35 channel (300 MHz) lineup has been accepted for this long. As noted above, however, the prospect of a serious threat from Bell South's digital offering should be a wake up call for the company to accelerate the rebuild timetable and strongly consider launching a digital tier before the end of 1999.


Respectfully submitted,


[SIG]

                                JIM K. FAIRCLOTH
                            JKF MEDIA SERVICES, INC.

Jim Faircloth is President of JKF Media Services, a Greensboro, Ga. based communications brokerage and consulting firm specializing in cable television, MMDS and alternative technologies valuations and management consulting for clients in North America, Europe and Asia. He is an industry veteran of more than thirty-five years in broadcasting, cable television operations, communications brokerage and related financial services.

Mr. Faircloth began his cable career in 1969 after seven years in radio and television in the southeastern U.S. He spent seventeen years in a senior management capacity with Storer Communications Incorporated, last serving as Senior Vice President of Operations for the 500,000 subscriber Western
Division. The Storer tenure included extensive franchising experience during the industry's most active period of competition for new markets (1976-1981). During this same period, and through 1985 when Storer was acquired by Kohlberg, Kravis & Roberts (KKR) through a leveraged buyout, he was operations liaison for the company's internal audit committee.

In 1986, Mr. Faircloth joined HPC Puckett & Company, a leading communications brokerage group, where he served as President until January of 1991. While with HPC, he initiated and participated in cable television and mobile communications transactions involving in the aggregate more than 400,000 subscribers. Major clients included Bresnan Communications, TeleCommunications, Inc. (TCI) and Cox Cable among others.

In March, 1991, Mr. Faircloth joined Seattle based Millisat, Inc., an international cellular operator and private cable MSO, as Chief Operating Officer for the U.S. and Asia. He supervised acquisition and divestiture projects for Millisat and parent company Millicom International, provided operational and due diligence support for expansion in Asia, Spain and the U.K. and participated in group financing efforts world wide. The Millisat/Millicom tenure ended with the sale of the company's cable and MMDS holdings in August of 1993.

A 1989 Cable Television Pioneers inductee, Mr. Faircloth was elected to the Pioneers Board in 1996 and serves on the Board's membership committee. He was a founding Board member of the Cable Television Administration and Marketing Society (CTAM), a two term President of the Florida Cable Association and has served as a Director on several state and regional trade association Boards.

Mr. Faircloth studied Journalism and Theater Arts in the University of Georgia system and completed advanced electronics courses at Elkins Institute, Atlanta, Georgia in 1964 and with the U.S. Navy's Training Command (NTC) in San Diego in 1966.

                            JKF MEDIA SERVICES, INC.

PARTIAL CLIENT LIST                     NATURE OF PROJECTS
-------------------                     ------------------

Anixter Pruzan (Antec)                  Cable System Valuation

Bresnan Communications Co.              Cable Brokerage

Cable Plus                              SMATV/RMTS Valuation Study

Commonwealth Communications             Private Cable Brokerage

Cox Cable Communications                Acquisition Due Diligence

dick clark productions, inc.            Radio/Cable Valuations, U.S./B.W.I.

Media Management Services               Private Cable Study

Morgan Stanley Investors, III           Investors Due Diligence,
                                                 Fairness Opinion/E. Germany

Pac Tel Video Services                  Strategic Assessment

MSE Cable Cable Systems, Inc.           Fairness Opinion

Premier Communications                  Investor Search

Rimsat, Ltd.                            Franchising (Malaysia)

Rogers Communications                   Valuation Arbitration

Scientific-Atlanta, Inc.                Executive Recruitment/Europe

Showcase Communications                 Cable Brokerage

SP Investments Group, Inc.              Valuation Assessment (SMATV)

Tele-Communications, Inc.               Acquisition Due Diligence

Trans Electric Co. Ltd.                 Franchise Acquisitions/Asia

Weststar Communications, Ltd.           MMDS/UHF Valuation (B.W.I.)

World Satellite Network                 Programming Acquisition